UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Edison Interactive Holdings, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> July 7, 2017

Physical Address of Issuer:

383 N. Corona St, Suite 220, Denver, CO 80218

Website of Issuer:

www.edisoninteractive.com

Is there a Co-Issuer? __x___ yes _____no.

> *Name of Co-Issuer:* Edison Crowdfunding Vehicle, LLC

> *Legal Status of Co-Issuer Form:* limited liability company

> *Jurisdiction of Incorporation/Organization:* Delaware

> *Date of Organization:* February 4, 2026

> *Physical Address of Co-Issuer:* 383 N. Corona St, Suite 220, Denver, CO 80218

> *Website of Co-Issuer:* www.edisoninteractive.com

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities, LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a cash fee consisting of a (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $32,500 advance setup fee and $11,500 monthly fee payable to the Intermediary and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None

Type of Security Offered:

Class B Non-Voting Common Stock

Target Number of Securities to be Offered:

9,757[1]

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Issuer's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

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[1] This number reflects the Investor Processing Fee factored into the calculation.

April 30, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees: 26

Financial Statements of the Issuer		
	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$3,683,784	$4,980,111
Cash & Cash Equivalents	$852,337	$1,129,079
Accounts Receivable	$2,714,474	$3,579,600
Short-term Debt	$6,088,184	$4,275,162
Long-term Debt	$2,738,226	$5,508,352
Revenues/Sales	$13,272,023	$12,202,894
Cost of Goods Sold*	$6,761,281	$7,591,708
Taxes Paid	$0	$0
Net Income/(Loss)	($375,821)	($2,320,011)

*Cost of Revenue in the Issuer's financial statements.

Financial Statements of the Co-Issuer		
	As of Inception (February 4, 2026)	**N/A**
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold*	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$0	N/A

*Cost of Revenue in the Co-Issuer's financial statements.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Issuer Financial Statements and Crowdfunding Vehicle's Financial Statements
EXHIBIT B: PDF of Campaign Landing Page
EXHIBIT C: Subscription Agreement with Crowdfunding Vehicle and Issuer
EXHIBIT D: Subscription Agreement with Crowdfunding Vehicle and Investor
EXHIBIT E: Issuer's Charter
EXHIBIT F: Crowdfunding Vehicle's Operating Agreement
EXHIBIT G: Crowdfunding Vehicle's Term Sheet
EXHIBIT H: Video Transcript

Edison Interactive Holdings, Inc.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities, LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Class B Non-Voting Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this **Offering**").

The investment will be made through Edison Crowdfunding Vehicle, LLC (the "**Crowdfunding Vehicle**"), a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**") by the Issuer, which is the manager of the Crowdfunding Vehicle, to facilitate the Issuer's Offering.

The Minimum Individual Purchase Amount is $1,000 and the Maximum Individual Purchase Amount is $1,235,000.[2] The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

Additionally, Investors will be required to pay an Investor Processing Fee of 2.5% of the subscriber's subscription amount (the "**Investor Processing Fee**") to the Issuer at the time of the subscription to offset transaction costs. A portion of this fee is paid to the Intermediary. The Issuer will pay the Intermediary a commission equal to 8.5% of gross monies raised in the Offering, which amount will be offset by the Investor Processing Fee.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

Investment commitments may be accepted or rejected by the Issuer, in its sole and absolute discretion. The Issuer has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Investors are captured by processing a subscription, and Investors must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Issuer designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Issuer's offer to sell the Securities at any time for any reason.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

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[2] The Minimum Individual Purchase Amount and Maximum Individual Purchase Amount do not reflect the Investor Processing Fee factored into such calculations.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://invest.edisoninteractive.com (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

Each of the Issuer and the Crowdfunding Vehicle has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer and the Crowdfunding Vehicle until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instruments attached as **Exhibit C** and **Exhibit D**, in conjunction with the following summary information.

Investor Limits

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investor Perks [3]

The Issuer is offering the following perks to Investors in this Offering. Bonus shares are issued in the form of additional units in the Crowdfunding Vehicle, which in turn will hold additional Securities in the Issuer, and are otherwise identical in all respects to the units and underlying Securities purchased for cash in this Offering.

Bonus units in the Crowdfunding Vehicle will have the same economic terms as, and represent the same class and series of, Securities of the Issuer as the shares purchased for cash in this Offering, except that they are issued as additional consideration and not for additional cash payment. The Issuer and Crowdfunding vehicle may modify or discontinue any bonus program to the extent permitted under Regulation CF. Fractional shares will not be distributed and bonus shares will be rounded down to the nearest whole share.

The amount-based perks will apply cumulatively across an investor's investments, so one investor investing multiple times will earn an amount-based bonus based on the aggregate total of all their investments. The amount-based perks are stackable with any of the other time-based perks.

Bonus shares will be assigned to eligible investors at or after the final closing of this Offering, unless otherwise determined by the Issuer and the Crowdfunding Vehicle's transfer agent. The Intermediary will not distribute bonus shares or other perks and will not receive any compensation relating to such perks.

Amount-Based Perks

Funded Investment Amount[4] Received	Perks
$2,500 or more	Receive 3% in bonus shares
$5,000 or more	Receive 5% in bonus shares
$10,000 or more	Receive 7% in bonus shares
$25,000 or more	Receive 10% in bonus shares

Time-Based Perks

In addition to the amount-based perks above, Investors who complete their investment within the time periods set forth below may be eligible to receive the following time-based bonus perks.

Time of Funded Investment Amount[5]		
Start Date	End Date	Perk
The date the Offering is launched	April 18, 2026 (Within the first month after commencement of this Offering)	Receive 5% in bonus shares

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[3] Crowdfunding investments made through a self-directed IRA cannot receive non-bonus-share perks, if any, due to tax laws that prohibit self-dealing transactions in which the Investor receives an immediate personal financial benefit from assets held in the IRA. As a result, an IRA investor must decline any non-bonus-share perks that may otherwise be offered in connection with this Offering.

[4] For purposes of these tables, "**Funded Investment Amount**" means each investment from an Investor for which (i) the Investor has completed all required documents, including any subscription agreement and investor questionnaire, as applicable, (ii) the investment has been fully funded, and (iii) the investment has been accepted by the Crowdfunding Vehicle following completion of all required compliance reviews (including AML screening). For clarity, multiple investments by the same investor may be aggregated to determine whether the applicable Funded Investment Amount threshold and/or time-based threshold has been met, to the extent permitted by the Intermediary's systems.

[5] See supra note 4.

Time-Based Perks begin on the stated "**Start Date**" and extend through 11:59 pm Eastern Time ("**ET**") on the stated "**End Date**" (03:59 am Coordinated Universal Time ("**UTC**") on the next day). The date and time of the accepted subscription will be used to determine eligibility for time-based perks.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's Amended and Restated Certificate of Incorporation dated March 12, 2026, as amended and/or restated from time to time, attached as **Exhibit E** ("**Charter**").

Voting and Control

Except as set forth in the Charter, the Securities will not have voting rights unless otherwise provided for by the Issuer. The Crowdfunding Vehicle (acting through its manager or other authorized representative) will exercise any voting, consent, and approval rights (if any) associated with the Securities on behalf of the Investors in their respective capacities as the holders of units of the Crowdfunding Vehicle, and the Investors will not directly hold any Securities of the Issuer. The Investors, as holders of units of the Crowdfunding Vehicle will grant, and by investing will be deemed to have granted, an irrevocable proxy and power of attorney to the Crowdfunding Vehicle and its manager to act for such holders with respect to the units of the Crowdfunding Vehicle and related matters. The Crowdfunding Vehicle will grant an irrevocable proxy and power of attorney with respect to the Securities held by the Crowdfunding Vehicle to the Issuer's Chief Executive Officer or designee (collectively, the "**Proxy**"), so that such person may vote and act with respect to the Securities in accordance with the Issuer's Charter.

Anti-Dilution Rights

Except as set forth in the Charter, the Securities offered and sold in this Offering do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith. As a result, Investors may be prevented from transferring the Securities to certain potential buyers, even if such transfer would otherwise comply with applicable securities laws.

The Securities are subject to significant restrictions on transfer arising under the federal securities laws. Transfers of the Securities generally require compliance with applicable registration requirements or the availability of an exemption from registration under the Securities Act, and, in many cases, the Issuer may require the delivery of an opinion of counsel reasonably satisfactory to the Issuer that such transfer may be effected without registration.

Furthermore, in connection with an initial public offering of the Issuer's equity securities, Investors may be required to enter into a customary lock-up agreement with the managing underwriter pursuant to which the Securities may not be sold, pledged, or otherwise transferred for a period specified by the managing underwriter, not to exceed 180 days following the effective date of the final prospectus. Similar lock-up restrictions, for a period not to exceed 90 days, may apply in connection with other registered offerings, subject to customary exceptions.

Other Material Terms

- **No Repurchase Rights**: The Issuer does not have the right to repurchase the Securities.
- **Proxy Voting.** Voting and consent rights are exercised through irrevocable proxy arrangements.
- **Transfer Restrictions**. The Securities are subject to significant transfer restrictions under applicable securities laws, including compliance with registration or exemption conditions.
- **No Preemptive Rights.** Investors do not have preemptive or participation rights to acquire securities in future issuances.
- **Board Election Rights.** Investors do not have the right to elect any directors of the Issuer's Board of Directors and will not have board representation.
- **Lock-Up in Connection with an Initial Public Offering.** In connection with an initial public offering, Investors may be required to enter into a customary lock-up agreement restricting transfers of the Securities for up to 180 days.

Crowdfunding Vehicle Terms

As all subscribers to the Offering will participate via the purchase of Units from the Crowdfunding Vehicle, subscribers are encouraged to review **Exhibit G**, the Crowdfunding Vehicle's disclosure term sheet, **Exhibit F**, the Crowdfunding Vehicle's operating agreement and **Exhibit D** the Crowdfunding Vehicle's subscription agreement.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee consisting of 8.5% commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees.

Other Compensation

In addition to the 8.5% fee shown here, the Intermediary will also receive a $32,500 advance setup and onboarding fee, and a monthly maintenance fee of $11,500.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our revenue model is dependent on advertising demand, which is cyclical, discretionary, and highly competitive.

A significant portion of our long-term growth strategy is dependent upon advertising revenue generated across our hospitality and golf media networks. Advertising expenditures are generally discretionary and are subject to reduction or reallocation based on macroeconomic conditions, industry trends, seasonal factors, budget cycles, changes in marketing strategies, or shifts toward alternative digital channels. During economic downturns or periods of uncertainty, advertisers often reduce or delay spending, which could materially reduce our revenue. In addition, we compete for advertising budgets against large digital platforms, programmatic marketplaces, social media companies, connected television providers, retail media networks, and traditional out-of-home advertising companies, many of which have substantially greater scale, resources, and data capabilities. If advertisers perceive alternative platforms to provide superior targeting, reach, attribution, or return on investment, our advertising revenue could decline materially.

Our business is heavily dependent on specific commercial partners and intellectual property licenses, specifically related to the "Shark Experience," which have a finite duration.

A significant portion of our brand identity and revenue generation has historically been tied to the "Shark Experience" and our relationship with Great White Shark Enterprises, LLC ("**GWSE**"). Pursuant to recent asset purchase agreements, we retain the right to operate the Shark Experience advertising technology business and use the "Shark" brand only for a "Runout Period" expected to last approximately three years or less, solely through the termination of existing contracts. Upon the expiration of this Runout Period, all rights to use the "Shark" or "Shark Experience" names in marketing or promotional materials shall terminate. If we fail to successfully transition our branding or migrate customers to new proprietary platforms prior to the expiration of these rights, our business, financial condition, and results of operations could be materially and adversely affected.

We have recently entered into material acquisition transactions that expose us to significant integration risks, increased indebtedness, and complex financial obligations.

In January 2026, we entered into a series of strategic transactions (collectively, the "**Acquisitions**") involving the acquisition of (i) 100% of the equity interests of Getzing, LLC, an entity affiliated with Mr. Chessler, our director ("**Getzing**"), a developer of 3D GPS golf solutions and golf cart rental platforms; (ii) certain revenue rights and assets from DC Media, LLC, an entity affiliated with Mr. Chessler ("**DC Media**"), associated with its 50% ownership interest in GN Media, LLC d/b/a Shark Experience ("**GN Media**"); and (iii) certain revenue rights from GWSE associated with its 50% ownership interest in GN Media.

These Acquisitions present material risks to our business, including:

Integration Challenges: The integration of Getzing's proprietary technology, including its 3D GPS yardage solutions and "Bazzbi" rental platform, with our existing infrastructure involves significant technical and managerial resources.

We may fail to integrate these disparate technologies, intellectual property assets, and revenue streams successfully, or we may underestimate the costs and time required to do so.

Undisclosed Liabilities: While the transaction documents contain indemnification provisions, we may discover undisclosed liabilities associated with the acquired entities or assets - such as legacy contractual breaches, intellectual property disputes, or tax liabilities - that could disrupt our ongoing business, distract management, and result in increased legal and professional expenses.

Carve-Out Complexity: The assets acquired from DC Media and GWSE specifically exclude certain lines of business owned by GN Media, including the "Visual Vertigo," "Shot Tracer," and "Putt Tracer" technologies. Separating the financial entitlements and operational data associated with the acquired "Shark Experience" business from these excluded assets may prove administratively burdensome and could lead to disputes regarding revenue attribution.

The convertible indebtedness incurred to finance the Acquisitions imposes mandatory repayment obligations that will divert proceeds from this Offering and contains automatic conversion features – including a "full ratchet" anti-dilution adjustment in the GWSE Note - that may result in the issuance of Series Seed Preferred Stock and substantial dilution to investors.

In connection with the Acquisitions, the Company issued Convertible Promissory Notes in an aggregate principal amount of $16,400,000 (the "***Acquisition Notes***"), comprised of (1) a $13,000,000 convertible promissory note issued to Jordyn Holdings III, LLC (an affiliate of the Getzing sellers) (the "***Jordyn Note***"); (2) a $2,000,000 convertible promissory note issued to DC Media (the "***DC Media Note***"); and (3) a $1,400,000 convertible promissory note issued to GWSE (the "***GWSE Note***").

These Acquisition Notes bear interest at a rate of 3.66% per annum, the Jordyn Note and the DC Media Note mature in 2028, and the GWSE Note matures in 2029. The terms of the Acquisition Notes require us to use commercially reasonable efforts to raise not less than $35,000,000 of certain "net proceeds" as defined in the Acquisition Notes through offerings using the crowd-funding platform "Dealmaker" under Regulation CF and Regulation A. Proceeds from such offerings up to either $5,000,000 in certain "net proceeds" or $7,000,000 in certain "gross proceeds" received by the Company, whichever milestone is achieved first, shall be retained by the Company to fund operations and growth (the "***Minimum Threshold Amounts***"). Under the DC Media Note, for proceeds in excess of the Minimum Threshold Amount, the Company shall retain 50% of such "gross proceeds" to fund operations and growth, and shall pay the remaining 50% of Gross Proceeds ("***DC Media Note Payment Amount***") as follows: the first $600,000 of the Note Payment Amount shall be distributed to the holder of the DC Media Note, which amount shall be applied first to accrued and unpaid interest and then to outstanding principal, up to the full amount of principal and accrued and unpaid interest thereon under the DC Media Note; DC Media Note Payment Amount in excess of $600,000 shall be paid 25% to the holder of the DC Media Note and 25% to GWSE, the holder of the GWSE Note (which promissory note is in the face amount of $1,400,000 and an interest rate of 3.66% per annum, neither of which shall be increased without the express written consent of DC Media), until the full amount of principal and accrued interest is paid under the DC Media Note. Such amounts will be calculated, reported and paid monthly as soon as practicable following receipt by the Company of crowdfunding proceeds, expected to be monthly, and the Company shall provide written reporting to the holder of the DC Media Note (email sufficient) on a monthly basis during the term of such crowdfunding offerings.

Under the Jordyn Note, for proceeds in excess of the Minimum Threshold Amount, the Company shall retain 50% of such "gross proceeds" to fund operations and growth, and shall pay the remaining 50% of Gross Proceeds (the "***Jordy Note Payment Amount***") as follows: the first $3,400,000 (plus amounts paid toward accrued interest, not to exceed 3.66% per annum) of the Jordy Note Payment Amount shall be distributed to GWSE and DC Media, holders of the GWSE Note and the DC Media Note, in full satisfaction of those promissory notes (such amount referred to as the "***Senior Noteholder Payoff Amount***"). The amount of the Senior Noteholder Payoff Amount cannot be increased without the express written consent of Jordyn. Jordy Note Payment Amounts in excess of the Senior Noteholder Payoff Amount shall be paid to the holder of the Jordy Note, which amount shall be applied first to accrued and unpaid interest and then to outstanding principal, up to the full amount of principal and accrued and unpaid interest thereon under the Jordy Note. Such amount will be calculated, reported and paid monthly as soon as practicable following receipt by the Company of crowdfunding proceeds, expected to be monthly, and the Company shall provide written reporting to the Holder (email sufficient) on a monthly basis during the term of the crowdfunding offerings.

Under the GWSE Note, for proceeds in excess of the Minimum Threshold Amount, the Company shall retain 50% of such "gross proceeds" to fund operations and growth, and shall pay the remaining 50% of Gross Proceeds (the "***GWSE Note Payment Amount***") as follows: the first $600,000 of the GWSE Note Payment Amount shall be distributed to DC Media, the holder of the DC Media Note, which amount shall be applied first to accrued and unpaid interest and then to outstanding principal, up to the full amount of principal and accrued and unpaid interest thereon under the GWSE Note; GWSE Note Payment Amount in excess of $600,000 shall be paid 25% to the holder of the GWSE Note and 25% to DC Media, until the full amount of principal and accrued interest is paid under the GWSE Note. Such amounts will be calculated, reported and paid monthly as soon as practicable following receipt by the Company of crowdfunding proceeds, expected to be monthly, and the Company shall provide written reporting to the Holder (email sufficient) on a monthly basis during the term of the crowdfunding offerings.

The Acquisition Notes are convertible into shares of Series Seed Preferred Stock of the Company. On the applicable maturity date for the Acquisition Notes, unless the respective note has previously been repaid in full, all outstanding principal and accrued and unpaid interest under the applicable note shall automatically convert in whole into Series Seed Preferred Stock of the Company, par value $0.0001 (the "Conversion Shares"), at a conversion price per share of $0.9011, as adjusted for stock splits, stock dividends and the like. In the event the Company issues equity securities (other than "Excluded Securities," as defined below) at a price per share lower than $0.9011, the conversion price of the Conversion Shares under the GWSE Note shall automatically be reduced to such lower price. Under the GWSE Note, Excluded Securities means: (i) stock options issued under any equity incentive plan of the Company, (ii) stock option exercises under any equity incentive plan of the Company, (iii) shares of stock issued or issuable under the SAFEs entered into by the Company in or around 2019 and 2020, in the amount of approximately $3,000,000, and (iv) shares of stock issuable upon conversion of any amount of that certain Amended and Restated Business Loan and Security Agreement, dated May 31, 2023, as the same has been and may be amended or restated from time to time.

As a result of the foregoing, the Acquisition Notes may divert a significant portion of this Offering's proceeds from growth initiatives, reduce available working capital to the Company, impair the Company's business and operations, materially dilute investors' economic and voting interests, and decrease the value of an investment in this Offering.

Certain holders of our outstanding convertible notes and preferred equity, such as DC Media and Jordyn, may have interests that conflict with those of investors in this Offering.

DC Media and Jordy, certain holders of our Acquisition Notes and other securities are affiliates of Mr. Chessler, our directors, or other sellers, commercial counterparties, or strategic partners and may have economic, governance, or liquidity interests that differ from or conflict with those of investors in this Offering. These holders may benefit from repayment, conversion, anti-dilution protections, or other structural rights that prioritize their returns or reduce their risk relative to holders of Class B Non-Voting Common Stock and/or other stockholders of the Company. As a result, management decisions regarding financings, pricing, capital structure, liquidity events, or strategic alternatives may favor such noteholders or preferred holders, even if those decisions adversely affect investors in this Offering.

The full-ratchet anti-dilution provisions in the GWSE Note may discourage future investors and materially impair our ability to raise additional capital.

The full-ratchet anti-dilution adjustment contained in the GWSE Note provides that the conversion price of such note will be reduced to match the price of certain future equity issuances below the stated conversion price, regardless of the size or purpose of such issuance. These provisions may significantly increase dilution to existing and new investors and may deter future investors from participating in subsequent financings. As a result, we may be forced to raise capital on less favorable terms, pursue alternative financing structures, or be unable to raise additional capital at all, which could materially and adversely affect our liquidity, growth prospects, and financial condition.

The mandatory allocation of crowdfunding proceeds to service acquisition-related indebtedness in the Acquisition Notes may materially constrain our liquidity and working capital.

Under the terms of our Acquisition Notes, a substantial portion of proceeds raised in this Offering and future crowdfunding offerings above specified thresholds must be allocated to noteholder payments on a recurring basis. These mandatory payment obligations reduce the amount of capital available for working capital, operations, and growth initiatives and may create liquidity constraints even if the Offering is successful. If our revenues or fundraising efforts do not meet expectations, we may experience working capital shortfalls, be unable to fund operations or strategic initiatives, or be forced to curtail or delay aspects of our business plan.

Our complex capital structure may limit exit opportunities and reduce the likelihood that investors will realize liquidity or returns.

Our capital structure includes multiple classes of equity, significant outstanding convertible indebtedness, and a crowdfunding vehicle structure. This complexity may deter potential acquirers, complicate change-of-control transactions, or require negotiated repayments, conversions, or consents that favor noteholders or preferred holders over holders of Class B Non-Voting Common Stock. As a result, investors in this Offering may never realize liquidity or may receive less favorable outcomes in a liquidity event, even if the Company is sold or otherwise undergoes a strategic transaction.

***Our secured indebtedness subjects us to significant operating and financial restrictions, and our lenders have remedies that could materially impair our busi**ness.*

We are party to that certain Amended and Restated Business Loan and Security Agreement effective as of May 24, 2023, with Edison Loan LLC, an affiliate of Mr. Chessler (the "***2023 BLSA***"), and that certain Loan and Security Agreement dated as of February 27, 2018 with GWS Edison Lending, LLC, an affiliate of Mr. Chessler (the "***2018 BLSA***" and together with the 2023 BLSA, the "***BLSAs***").

Under the 2018 BLSA, our lender holds a first-priority security interest in substantially all of our assets, including cash, deposit accounts, accounts receivable, inventory, equipment, intellectual property, and equity interests of certain subsidiaries, and exercises significant control over our cash flows through lender-controlled lockbox and blocked-account arrangements. Borrowings under this facility are subject to numerous conditions, revenue-based advance limits tied to deployed units and customer contracts, and the absence of any event of default or material adverse change as determined in the lender's discretion. If the advance limit is reduced, we may be required to make mandatory repayments on short notice. In addition, the facility bears interest at 10.0% per annum, which may increase to 15.0% upon a default, and contains broad affirmative and negative covenants that restrict our ability to incur additional indebtedness, dispose of assets, pay dividends, repurchase equity, or pursue strategic transactions. Any failure to comply with these terms could result in acceleration of our obligations and the lender exercising sweeping remedies against our assets, which could materially impair our business and result in investors losing all or a substantial portion of their investment. Further, the lender may elect to convert $3.2 million of outstanding principal and accrued interest into shares of our Series Seed Preferred Stock at a fixed conversion price of $0.2433 per share, which is less than the price paid by investors in this Offering, and may also purchase additional shares to reach a specified ownership threshold, subject to an overall share cap. Any such conversion or equity issuance would result in the issuance of a significant number of additional shares, materially diluting investors' ownership and voting power and potentially enabling the lender to obtain significant influence over our management, strategic direction, or the outcome of future financing or change-of-control transactions, even if our operating performance improves.

Under the 2023 BLSA, our lender holds a first-priority security interest in substantially all of our assets, including cash, deposit accounts, accounts receivable, inventory, equipment, intellectual property, and equity interests of certain subsidiaries, and exercises significant control over our cash flows through lender-controlled lockbox and blocked-account arrangements. Borrowings under the 2023 BLSA are subject to numerous conditions, including revenue-based advance limits tied to deployed units and customer contracts, ongoing reporting and compliance obligations, and the absence of any event of default or material adverse change, as determined in the lender's discretion. The agreement imposes extensive affirmative and negative covenants that restrict our ability to incur additional indebtedness, grant liens, make capital expenditures, dispose of assets, pay dividends, repurchase equity, engage in acquisitions or other strategic transactions, or permit changes in control without lender consent. The facility bears interest at a stated rate that increases upon a default, and any reduction in borrowing capacity or recalculation of advance limits could require mandatory repayments on short notice. If we fail to comply with these requirements, the lender may accelerate all outstanding obligations and exercise sweeping remedies against our collateral, including foreclosure, which could materially impair our business and result in investors losing all or a substantial portion of their investment. Further, the lender has the right to convert up to a specified amount of outstanding principal and accrued interest into shares of our Series Seed Preferred Stock at a fixed conversion price of $0.2433 per share, which is less than the price paid by investors in this Offering, and may also purchase additional shares to reach a specified ownership threshold, subject to an overall share cap. In addition, the loan documents include broad events of default, including payment defaults, covenant breaches, insolvency events, unapproved changes in control, and the occurrence of a material adverse change, many of which are not tied solely to financial performance. Any conversion or equity issuance pursuant to these rights would result in the issuance of a significant number of additional shares, materially diluting investors' ownership and voting power and potentially enabling the lender to obtain significant influence over our management, strategic direction, or the outcome of future financings or change-of-control transactions, even if our business performance improves or this Offering is successful.

The BLSAs materially limit our ability to pursue acquisitions, financings, or strategic transactions that may be necessary for growth.

The covenants in our BLSAs restrict our ability to engage in mergers, acquisitions, asset sales, additional equity or debt financings, and changes in control without lender consent. These restrictions may prevent us from responding to competitive pressures, capitalizing on market opportunities, or restructuring our business on favorable terms. As a result, our long-term growth prospects and ability to enhance stockholder value may be adversely affected.

In the event of financial distress, our secured lenders under the BLSAs would have priority over investors in this Offering.

Because substantially all of our assets are pledged as collateral to secure our indebtedness, lenders would have priority claims over investors in this Offering in the event of insolvency, liquidation, or bankruptcy. Investors may receive little or no recovery in such circumstances, and the value of the securities offered hereby could be materially diminished or rendered worthless.

We have customer concentration risk in both hospitality deployments and our golf platform relationship.

A significant portion of our hospitality deployments is concentrated with a single hotel operator. The loss, non-renewal, downsizing, or renegotiation of agreements with this operator could materially reduce our deployed screen footprint, recurring platform fees, and advertising inventory. In the golf vertical, we currently generate revenue through a strategic relationship with Shark Experience Presented by Verizon. We do not contract directly with golf course operators for these deployments. If our relationship with Shark Experience were modified, terminated, or reduced in scope, or if Shark Experience were unable to scale its deployments, our golf-related platform and advertising revenues could be materially adversely affected.

Our revenue is sensitive to fluctuations in the advertising market.

A substantial portion of our revenue is derived from digital out-of-home (DOOH) advertising displayed on our mobility platforms. The advertising market is highly cyclical and sensitive to general economic conditions. Reductions in marketing budgets by advertisers, changes in digital advertising pricing models (such as programmatic CPM rates), or the loss of key advertising demand partners could result in a material decrease in our Gross Advertising Revenue, thereby affecting our ability to service our debt and fund operations.

We rely on third-party content providers, including Dish Network and motion picture studios, and the loss of these relationships could impair our platform.

Our EdisonTV platform depends on third-party content and distribution relationships, including live television services provided through Dish Network and pay-per-view content licensed from major motion picture studios. If these relationships are terminated, materially modified, become economically unfavorable, or if licensing costs increase, our ability to provide a competitive in-room entertainment experience could be adversely affected. We may not be able to replace such relationships on comparable commercial terms, if at all, and any disruption in content availability could result in customer dissatisfaction, contract terminations, or reputational harm.

Our EdisonTV platform is dependent on hotel operators' capital expenditure cycles and property-level technology decisions.

Deployment and expansion of the EdisonTV platform depend on hotel operators' willingness and ability to invest in in-room technology, including televisions, networking infrastructure, and integration with property management systems. Hotel renovation cycles, brand conversions, ownership changes, budget constraints, or shifts in operator technology standards may delay or prevent deployments, reduce renewal rates, or limit expansion opportunities. If hotel operators defer or cancel technology upgrades, our ability to scale the EdisonTV platform and generate advertising and platform revenue could be materially adversely affected.

Standardization decisions by hotel brands or franchisors could materially limit our market access.

Many hotel properties operate under brand or franchise agreements that permit the brand owner or franchisor to mandate or recommend specific in-room entertainment or technology providers. If major hotel brands adopt exclusive or preferred vendor arrangements that do not include EdisonTV, or if existing relationships are displaced by competing platforms, we may be unable to deploy or maintain our platform across a significant number of properties, which could materially reduce our addressable market and revenue potential.

Advertisers may perceive in-room hospitality advertising as less measurable or less effective than alternative digital channels.

Advertising demand for the EdisonTV platform depends on advertisers' perception of the effectiveness, targeting, and measurement of in-room hospitality media. If advertisers believe that attribution, engagement metrics, or return on investment are inferior to alternative digital, mobile, connected television, or retail media platforms, they may reduce or eliminate spending on our platform. Any inability to demonstrate consistent advertising performance or to meet evolving advertiser measurement standards could materially reduce advertising revenue.

Negative guest experiences associated with advertising or content delivery may result in contract terminations or non-renewals.

Hotel operators are highly sensitive to guest satisfaction and brand perception. If guests perceive advertising, content interruptions, or platform performance on EdisonTV to be intrusive, confusing, or inferior to alternative in-room entertainment solutions, hotel operators may limit advertising exposure, demand modifications, or terminate or decline to renew contracts. Any degradation in guest experience could adversely affect our relationships with hotel operators and reduce platform adoption.

Increases in content licensing costs or changes in content availability could materially impact EdisonTV's profitability.

The EdisonTV platform relies on third-party content licenses, including live television and on-demand programming. Content providers may increase licensing fees, restrict distribution rights, impose additional compliance requirements, or terminate agreements. If content licensing costs increase or content availability is reduced, we may be unable to maintain competitive offerings, increase prices to hotel operators, or preserve margins, which could materially adversely affect our results of operations.

Rapid changes in in-room entertainment technology may render the EdisonTV platform less competitive or obsolete.

The in-room entertainment and connected television markets are subject to rapid technological change, including advancements in smart TV operating systems, mobile device casting, streaming applications, and guest-controlled content delivery. If EdisonTV fails to adapt to evolving guest expectations, operating systems, or hardware standards, or if competing platforms offer superior functionality or integrations, our platform may become less attractive to hotel operators and guests.

EdisonTV performance depends on third-party connectivity and infrastructure beyond our control.

The performance of the EdisonTV platform depends on hotel-provided internet connectivity, networking infrastructure, and third-party hardware. Connectivity limitations, bandwidth constraints, network outages, or infrastructure failures may degrade platform performance, disrupt content delivery, or reduce advertising impressions. Because we do not control hotel networks or internet service providers, our ability to prevent or remedy such issues may be limited.

Regulatory requirements relating to consumer privacy, advertising disclosures, and data usage in hospitality environments may limit EdisonTV's operations.

The EdisonTV platform may collect or process data related to guest interactions, device usage, or content consumption. Privacy, data protection, and advertising regulations at the federal, state, and international levels continue to evolve and may impose restrictions on data collection, targeting, or measurement. Any failure to comply with such regulations, or any changes that restrict our ability to collect or use data, could increase compliance costs, limit advertising effectiveness, or expose us to liability.

Our golf platform revenues depend on adoption by golf courses and fleet operators, over whom we have limited control.

Our golf business relies on the deployment of GPS, advertising, and entertainment technology on fleet golf carts operated by third-party golf courses and fleet operators. Decisions to adopt, renew, expand, or discontinue such deployments are subject to factors beyond our control, including course ownership changes, capital expenditure budgets, weather conditions, seasonality, operator preferences, and competing technology offerings. If golf courses or fleet operators elect not to adopt or renew our solutions, reduce cart utilization, or switch to competing platforms, our golf-related revenues and growth prospects could be materially adversely affected.

Our golf revenues are dependent on the operational execution of third parties whose businesses we do not control.

A significant portion of our golf-related revenues is derived from revenue participation rights associated with GN Media, LLC (d/b/a Shark Experience). We do not control GN Media's operations, commercial strategy, capital allocation, or course-level relationships. Our ability to realize anticipated golf revenues depends on GN Media's ability to maintain golf course relationships, deploy and service hardware, attract advertisers, and manage its business effectively. Any operational failures, strategic shifts, financial distress, or loss of key relationships by GN Media could materially reduce our golf revenues.

Our golf-related revenue is dependent on a third party's operational execution and market adoption.

We provide software and platform services in the golf vertical primarily through Shark Experience. Shark Experience manages golf course operator relationships and oversees hardware deployment. We are therefore dependent on Shark Experience's operational capabilities, commercial relationships, capital resources, and strategic priorities. If Shark Experience is unable to expand its deployment footprint, maintain course relationships, secure hardware, or generate advertiser demand, our golf-related revenue may not scale as anticipated. Because we do not control direct contracting with golf courses under the current model, our ability to mitigate such risks may be limited.

The exclusion of certain golf-related technologies from our acquisitions may limit functionality and create operational complexity.

Our acquisition of golf-related assets expressly excludes certain technologies, products, and revenue streams owned by Visual Vertigo, including Shot Tracer and Putt Tracer and any successor or substantially similar products. As a result, our golf platform may lack features or integrations that competitors or customers expect, and separating data, attribution, and revenue streams associated with acquired and excluded assets may create operational complexity or disputes. These exclusions may limit our ability to fully monetize golf deployments or compete effectively in the golf technology market.

Our golf platform relies on hardware deployed in demanding outdoor environments, which may increase costs and operational risk.

Golf cart-based technology is subject to wear, vibration, weather exposure, theft, and damage. Hardware failures, maintenance requirements, battery limitations, or supply chain disruptions could increase costs, reduce uptime, or impair advertiser confidence. If hardware becomes obsolete or incompatible with evolving course or cart standards, we may be required to make additional capital investments or risk losing deployments.

Our golf business is subject to seasonality, weather conditions, and discretionary consumer spending patterns.

Golf course utilization is highly seasonal and sensitive to weather conditions, regional climate variability, and discretionary leisure spending. Adverse weather, economic downturns, or declines in participation in the game of golf could reduce rounds played, cart usage, advertising impressions, and overall platform engagement. As a result, our golf-related revenues may fluctuate materially from period to period and may decline during adverse conditions.

Our artificial intelligence and data intelligence initiatives are under development and may not achieve commercial success.

We are developing an artificial intelligence-based data and intelligence layer intended to enhance personalization, measurement, and advertising targeting across our platforms. This system has not yet been commercially deployed. The development of AI-based systems involves technical complexity, integration challenges, data quality considerations, regulatory risk, and substantial cost. There can be no assurance that this technology will function as intended, be commercially viable, improve monetization, achieve market acceptance, or generate incremental revenue. If our AI initiatives do not produce anticipated performance or are delayed, our growth strategy and competitive positioning may be adversely affected.

Our business depends on continued screen deployment growth and device reliability.

Our ability to scale advertising and recurring platform revenue depends on expanding the number of deployed screens across hospitality and golf environments. Deployment cycles may be affected by hotel capital expenditure budgets, renovation cycles, economic conditions, hardware availability, labor availability, or competing technology vendors. In addition, device reliability and system uptime are critical to maintaining customer relationships. Although we utilize telemetry tools such as ArgusX to improve performance, failures in hardware, connectivity, integrations, or software could result in service disruptions, increased support costs, reputational harm, or contract terminations.

We operate in highly competitive markets with established incumbents.

In hospitality, we compete with established providers of in-room entertainment systems, including companies such as Sonifi, Enseo, and GuestTek, many of which have significantly larger installed bases and longer operating histories. In golf technology, we compete with GPS and course management technology providers such as FairwayIQ, Tagmarshal, and others. The markets for in-ride digital entertainment, golf technology, and mobility software are intensely competitive and subject to rapid technological change. We compete with other providers of GPS yardage solutions, digital signage, and connected vehicle platforms. If we fail to adapt our software, such as the Orion and golf cart rental platforms, to evolving industry standards or competitor innovations, our technology may become obsolete, leading to a loss of market share These competitors may offer bundled solutions, long-term contracts, integrated property management system relationships, or pricing advantages that make it difficult for us to win or retain customers. Increased competition may result in pricing pressure, reduced margins, and longer sales cycles.

Advertising demand within the golf environment may be limited or volatile.

Advertising revenue from golf cart-based platforms depends on advertiser willingness to allocate budgets to the golf channel and on the perceived effectiveness of such advertising. Advertisers may reduce or eliminate spending due to economic conditions, measurement challenges, or shifts toward alternative digital channels. If advertiser demand does not scale as anticipated, our golf platform may not achieve expected revenue levels.

Our revenue mix includes discretionary pay-per-view and content purchases.

A portion of our hospitality revenue is derived from pay-per-view movie purchases by hotel guests. Such revenue is subject to variability based on occupancy rates, guest preferences, seasonal travel trends, economic conditions, and alternative entertainment options. If guest engagement with in-room pay-per-view declines, our revenue could decrease.

Supply chain disruptions could affect hardware availability and deployment timelines.

Although we are primarily a software-focused company, our hospitality deployments rely on third-party hardware vendors for televisions, set-top boxes, networking equipment, and related components. Global supply chain disruptions, semiconductor shortages, tariffs, shipping delays, or vendor insolvency could delay deployments or increase hardware costs. Increased hardware costs may reduce customer adoption or compress margins if we are unable to pass through such costs.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our audited financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph in its opinion that accompanies our audited financial statements as of the years ended December 31, 2024 and 2023, indicating we may be unable to continue as a going concern and that certain conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. It further notes that our management plans to address these conditions by seeking additional capital through equity or debt financings and by continuing to grow revenue from the Company's digital advertising and platform services while managing operating expenses. As part of these efforts, we are pursuing this Offering and intend to use the proceeds from this Offering, if successful, to support working capital needs and ongoing operations. While our management believes that these plans are intended to mitigate the conditions that raise substantial doubt about our ability to continue as a going concern, there can be no assurance that this Offering other financing efforts will be successful or that sufficient capital will be available when needed. There are no assurances that we and our management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Risks Related to the Offering

Because the Company is under common control with another issuer, offerings by such other issuer may reduce the amount the Company is permitted to raise under Regulation Crowdfunding, which could adversely affect this Offering.

Regulation Crowdfunding limits the aggregate amount that an issuer may raise in any 12-month period and requires that this limit be applied on a combined basis to issuers that are under common control. The Company is under common control with one or more other issuers contemplating an offering under Regulation Crowdfunding, and any capital raised by such other issuer(s) in reliance on Regulation Crowdfunding during the applicable 12-month period will count toward the maximum amount the Company is permitted to raise under Regulation Crowdfunding.

As a result, if another issuer under common control with the Company conducts a Regulation Crowdfunding offering, or has conducted such an offering during the applicable 12-month period, the amount available to be raised by the Company in this Offering may be reduced or exhausted. In such circumstances, the Company may be required to cap, delay, modify, or terminate this Offering, or may be unable to accept additional subscriptions once the aggregate limit has been reached.

Any reduction in the amount raised in this Offering could adversely affect the Company's ability to execute its business plan, fund operations, or pursue growth opportunities. In addition, uncertainty regarding the timing or amount of capital raised by other issuers under common control could complicate the Company's capital planning and may adversely affect investor expectations with respect to the size and completion of this Offering.

Investors will hold their interests through a crowdfunding vehicle pursuant to Rule 3a-9.

Investments will be made through Edison Crowdfunding Vehicle, LLC, a special purpose vehicle formed pursuant to Rule 3a-9 under the Investment Company Act of 1940. Investors will not hold shares directly in the Issuer but instead will hold interests in the crowdfunding vehicle. The crowdfunding vehicle will act as record holder and may exercise voting rights through a proxy structure. Investors may have limited direct control and limited ability to influence corporate actions. The structure may also limit transparency relative to direct ownership.

Holders of Class B Non-Voting Common Stock have no voting rights, except to the extent required by Delaware law. As a result, holders of Class B Non-Voting Common Stock will not have any ability to influence stockholder decisions.

Holders of Class B Non-Voting Common Stock have no voting rights, unless required by Delaware law. As a result, all matters submitted to stockholders will be decided by the vote of holders of Common Stock and Preferred Stock. Investors will not have the ability to vote on most corporate matters, including the election of directors, strategic transactions, financings, or amendments to governing documents. As a result, Investors will have limited ability to influence management decisions and may be diluted or otherwise economically affected by corporate actions over which they have no control.

We may need additional financing in the future to meet our capital needs or to make acquisitions, and such financing may not be available on favorable or acceptable terms, and may be dilutive to existing shareholders. The use of proceeds from future financings will be subject to the restrictions from our existing indebtedness.

We expect to incur additional indebtedness in connection with our business activity, and we may need to seek additional financing for general corporate purposes. For example, we may need to increase our investment in R&D activities or need funds to make acquisitions. We may be unable to obtain any desired additional financing on terms that are favorable or acceptable to us, or at all. Depending on market conditions and subject to the restrictions from our existing indebtedness, adequate funds may not be available to us on acceptable terms and we may be unable to fund our expansion, successfully develop or enhance products, or respond to competitive pressures, any of which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest. In addition, even if we are able to raise such additional funds, the use of proceeds therefrom will be subject to the limitations imposed by our existing indebtedness.

We may terminate our ongoing reporting obligations under Regulation CF, which would significantly reduce the information available to Investors.

Under Regulation Crowdfunding, issuers are required to file an annual report on Form C-AR with the SEC and post such report on their website within 120 days after the end of each fiscal year. However, Regulation CF permits an issuer to terminate its ongoing reporting obligations upon the occurrence of certain events. If we elect to terminate our ongoing reporting obligations in accordance with Regulation CF, we would no longer be required to file annual reports with the SEC or make such reports publicly available. As a result, Investors could lose access to periodic financial statements, updates regarding our business, and other disclosures that would otherwise assist them in monitoring their investment. In addition, once our reporting obligations are terminated, we would not be subject to the ongoing disclosure discipline imposed by Regulation CF, which may result in reduced transparency regarding our financial condition, results of operations, liquidity, capital resources, strategic initiatives, material contracts, and other developments. The reduction or elimination of publicly available information could impair an Investor's ability to assess the value of the Securities, evaluate our performance, or make informed decisions regarding any potential secondary transfer, to the extent permitted by applicable law. A lack of ongoing disclosure may also adversely affect the perceived value and marketability of the Securities. Accordingly, Investors should be prepared to hold their investment for an indefinite period with limited or no ongoing information regarding our business, financial condition, or prospects.

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee consisting of 8.5% commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the use of a Crowdfunding Vehicle

Your investment is in a limited liability company formed by the Issuer to serve as a "crowdfunding vehicle" (the "Crowdfunding Vehicle"), and therefore you are not a direct holder of the Securities.

The Issuer has formed a special purpose vehicle, i.e., the Crowdfunding Vehicle, for all Investors in this Offering. A member of the Crowdfunding Vehicle is not a direct owner of the Securities, but instead will hold an indirect interest in the Securities via an ownership interest in the Crowdfunding Vehicle. The rights of the members of the Crowdfunding Vehicle are set forth in the Operating Agreement of the Crowdfunding Vehicle (the "**Crowdfunding Vehicle Operating Agreement**") and applicable law. As an indirect holder of the Securities, it may be more difficult for you to assert certain rights or claims that would otherwise be available to you if you were a direct holder of the Securities.

The organization, governance, and administration of Crowdfunding Vehicle is subject to various regulatory requirements that are novel and are their interpretation and application are subject to uncertainty.

The Crowdfunding Vehicle is organized in accordance with Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"). Rule 3a-9 was adopted in 2020 and imposes various requirements on the organization and administration of "crowdfunding vehicles" such as the Crowdfunding Vehicle. There is little legal guidance or precedent related to crowdfunding vehicles organized under Rule 3a-9, and the regulations and guidance in the crowdfunding arena evolve and may be difficult to interpret or apply. The application of Rule 3a-9, or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reach the conclusion that the organization, governance, or administration of the Crowdfunding Vehicle does not strictly comply with Rule 3a-9 and Regulation Crowdfunding promulgated under Section 4(a)(6) of the Securities Act ("**Regulation CF**"). Any such determination could result in Crowdfunding Vehicle and the Offering being deemed not to comply with all applicable legal requirements, unilateral amendments to the terms of the Crowdfunding Vehicle Operating Agreement adopted by the Manager, or other results or actions that are adverse to the Issuer, Crowdfunding Vehicle and investors in this Offering.

Crowdfunding Vehicle and its individual members will rely solely on the Manager, its affiliates, and its designees for funding and the administration of Crowdfunding Vehicle's assets and affairs.

Crowdfunding Vehicle's sole purpose is to serve as a crowdfunding vehicle under Rule 3a-9 and Regulation CF with respect to the Offering, and it will not separately conduct any operations, own other assets, or generate any separate revenues. Crowdfunding Vehicle and its members will be solely dependent upon the efforts, experience, contacts, and skills of the Manager and its officers, directors, employees, affiliates, and designees. The Manager is charged with governing all affairs and assets of the Crowdfunding Vehicle and the Manager cannot be removed by the members of Crowdfunding Vehicle. In addition, the Crowdfunding Vehicle Operating Agreement provides that all expenses, costs, and obligations of Crowdfunding Vehicle are to be paid by the Manager, and, at any point in time the Crowdfunding Vehicle likely will not have cash reserves to cover unexpected costs or expenses that may arise. The Manager shall serve as the initial administrator under the Crowdfunding Vehicle Operating Agreement (the "**Administrator**"), and the Administrator may only be removed by the Manager (and not by the members of the Crowdfunding Vehicle), in the Manager's sole discretion, by providing the Administrator at least thirty (30) days' prior written notice. If the Manager loses any of its key personnel, is unable to dedicate the necessary resources to the Crowdfunding Vehicle (whether financial, managerial, or otherwise), or if the Administrator is unable for any reason to oversee and administer the affairs of the Crowdfunding Vehicle, it could have a material adverse effect on Crowdfunding Vehicle and its members.

Unit holders of Crowdfunding Vehicle will not have a vote or influence on the management of Crowdfunding Vehicle.

The Units of Crowdfunding Vehicle do not entitle holders to vote on matters that may affect the administration or affairs of Crowdfunding Vehicle. Except as otherwise set forth in the Crowdfunding Vehicle Operating Agreement or required by applicable law, all decisions with respect to the management of the Crowdfunding Vehicle will effectively be made by the Manager and its Board of Directors and management. Crowdfunding Vehicle members will not have the right or power to take part in the management of the affairs of Crowdfunding Vehicle, will not be represented on any board of directors or similar managing body of the Issuer, and will grant to the Manager a broad power of attorney to, among other things, administer Crowdfunding Vehicle and its assets and affairs. Thus, by participating in the Offering and subscribing to purchase Units in Crowdfunding Vehicle, investors will grant broad discretion to a third party (the Manager and its agents, including the Administrator) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Crowdfunding Vehicle nor take or effect actions that might otherwise be available to holders of a membership interest in a limited liability company. Accordingly, no person should purchase a Unit in the Crowdfunding Vehicle unless such person is willing to entrust all aspects of management of the Crowdfunding Vehicle to the Manager and the Administrator.

The Manager faces conflicts of interest with respect to the Crowdfunding Vehicle's governance structure and relating to the allocation of time and resources between Crowdfunding Vehicle and the affairs of the Issuer as a whole.

The Manager of Crowdfunding Vehicle is the Issuer. The Manager will devote such time to manage Crowdfunding Vehicle as it, in its sole discretion, deems necessary. Any officers, managers, directors, or other control persons of the Manager and its affiliates will have responsibilities related to the oversight and management of the Issuer as a whole. The activities and interests of the Issuer as a whole may, from time to time, differ from the interests of Crowdfunding Vehicle and its members. The Manager does not expect to organize or enact any specific policy or procedure to resolve conflicts that may arise between the Manager, the Crowdfunding Vehicle and its members, and the Issuer as a whole. As a result, the Manager and its affiliates from time to time may have conflicts of interest, among other things, in (i) allocating time, resources, and activity between Crowdfunding Vehicle and the Issuer, and (ii) proposing or taking actions on behalf of Crowdfunding Vehicle and the Issuer, and there will not be a formal policy or other mechanism to address and resolve any such conflicts.

The Administrator will not devote all of its time to the affairs of Crowdfunding Vehicle.

Manager cannot provide any assurances regarding the amount of time the Administrator will dedicate to the management of Crowdfunding Vehicle's affairs. Members of Crowdfunding Vehicle cannot remove or replace the Administrator.

The Crowdfunding Vehicle Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Crowdfunding Vehicle Operating Agreement provides that the Manager, in exercising its rights in its capacity as manager, is not subject to an independent duty to Crowdfunding Vehicle and to the fullest extent permitted by law each member of Crowdfunding Vehicle waives all fiduciary duties of the Manager in its capacity as Manager of the Crowdfunding Vehicle. In addition, the Administrator has no fiduciary duties to Crowdfunding Vehicle or its members and instead its obligations to Crowdfunding Vehicle are solely contractual. As a result, members of Crowdfunding Vehicle may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Crowdfunding Vehicle are complex and their impact may vary depending on an investor's individual circumstances.

Investors in Crowdfunding Vehicle should consider the following tax risks, among others:

- The amount and times of any distributions from the Issuer to Crowdfunding Vehicle will be determined by the Manager in its sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Issuer's and, in turn, the Crowdfunding Vehicle's taxable income and will have to pay applicable taxes from other sources. If the Manager elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Issuer, and thus the Crowdfunding Vehicle, and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Crowdfunding Vehicle, are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Crowdfunding Vehicle's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Issuer or the Crowdfunding Vehicle may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Issuer or the Crowdfunding Vehicle on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.
- Investors in the Crowdfunding Vehicle who are not US persons may become subject to U.S. federal income tax, including if the Crowdfunding Vehicle generates income that is effectively connected with a U.S. trade or business.

The Issuer, and, in turn, the Crowdfunding Vehicle do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Issuer or the Crowdfunding Vehicle intend to seek any opinion of counsel regarding the tax aspects associated with the Issuer's or the Crowdfunding Vehicle's operations or the potential tax impact of an investment in the Issuer or the Crowdfunding Vehicle. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Crowdfunding Vehicle, with specific reference to such investor's own tax situation.

The Units will not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act") until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the Crowdfunding Vehicle Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Crowdfunding Vehicle. Each Investor in this offering will be required to represent that such investor is purchasing the Units for such person's own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the Crowdfunding Vehicle Operating Agreement generally prohibits transfers without the consent of the Manager. Further, in the event any transfer is permitted, transfers of Units will not be effective until the last calendar day of the quarter in which they are initiated.

The Crowdfunding Vehicle Operating Agreement provides investors the right to assert their rights under state and federal law as if the investor had invested directly in the Issuer; however, to do so, an investor must bear all costs associated with asserting those rights.

Rule 3a-9 requires that the Crowdfunding Vehicle provide to each investor the right to direct the Crowdfunding Vehicle to assert the rights under state and federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a holder of record of the crowdfunding issuer. The Crowdfunding Vehicle Operating Agreement provides investors the right to assert their rights under state and federal law as if the investor had invested directly in the Issuer; however, to do so, an investor must bear all costs associated with such assertation. The cost of asserting such rights may exceed the amount of the claim or the investment in the Crowdfunding Vehicle. The Manager has an inherent conflict of interest with respect to facilitating this right for the benefit of the investors and has no obligation to make any expenditures or other efforts to facilitate the exercise of this right.

The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer, but such processes may be inefficient or may be superseded by governing documents associated with the Securities.

Rule 3a-9 requires the Crowdfunding Vehicle to seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer. The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Issuer and will follow such directions or decisions per the terms of the Crowdfunding Vehicle Operating Agreement. However, such process may be inefficient, leading to delays in the execution of the instructions. Further, transactional documents associated with, or governing, the Securities may supersede each individual investors' right or ability to exercise their voting rights or investment decisions with respect to in tender or exchange offers or similar transactions conducted by the Issuer. Furthermore, under certain circumstances relating to a sale of the Issuer (or similar disposition transaction) described in the Crowdfunding Vehicle Operating Agreement, the Manager may cause the investors to sell their Units without further consent from the investor.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors will grant a proxy authority to act on their behalf.

In connection with investing in this Offering to purchase the Securities, Investors will designate the Proxy (as defined above) to act as proxy on behalf of Investors in respect to instructions related to the Securities. The Proxy will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities and to execute on behalf of an investor any consents, approvals and waivers. Thus, by participating in the Offering, Investors will grant broad discretion to the Proxy to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Proxy and grant broad authority to the Proxy to take certain actions on behalf of the Investor.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Securities.

We are offering bonus shares and investor perks, which is effectively a discount on our offering price, to some investors in this Offering and which will dilute investors who do not invest at the level to qualify for bonus shares or investor perks.

We are offering certain investors incentive perks in connection with this Offering, including the issuance of bonus units in the Crowdfunding Vehicle, which effectively reduces the price paid per share by such investors as compared to investors who do not qualify for these incentives. These incentives will result in immediate dilution to investors who purchase shares for cash without receiving the same level of bonus shares, and may adversely affect the value of their investment.

Under the bonus share programs, eligible investors may receive additional units in the Crowdfunding Vehicle at no additional cash cost based on (i) the amount of their funded investment and/or (ii) the timing of their investment following the commencement of this Offering. Amount-based bonus shares range from 3% to 10% of the shares purchased for cash, depending on the investment amount, and time-based bonus shares may range from 3% to 5% depending on when an investor's subscription is accepted. These bonus shares may be cumulative if an investor satisfies the conditions of both programs, subject to applicable limits. Bonus shares are issued as additional consideration and not for additional cash payment, thereby reducing the effective per-share purchase price paid by such investors.

The availability of bonus shares may also result in investors making investments at different effective prices, which may create disparities among investors and complicate future financing transactions, valuation assessments, or secondary market perceptions (if any). Investors who purchase shares without receiving bonus shares will bear a disproportionately higher share of the Issuer's risk per dollar invested and may experience greater dilution in future financings.

As a result of these incentive programs, an investment in this Offering involves additional dilution and pricing risks beyond those associated with offerings conducted at a single uniform price, and investors should carefully consider whether the potential dilution caused by bonus shares is acceptable in light of their investment objectives.

The subscription agreement that investors must sign to invest in this Offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering will sign our subscription agreement which contains a voting proxy and will have no influence on the Issuer's decisions.

In order to invest in this Offering, Investors are required to execute a subscription agreement pursuant to which they grant an irrevocable proxy and power of attorney with respect to voting and consent rights. As a result, Investors will not have the ability to vote directly on matters affecting the Issuer or to participate in management decisions, and all such voting and consent rights will be exercised in accordance with the proxy arrangements set forth in the Issuer's and the Crowdfunding Vehicle's governing documents.

Because Investors do not control the voting of the Securities, they will have no practical ability to influence the election of directors, officers, approval of significant transactions, amendments to the Issuer's governing documents, or other matters requiring stockholder approval, and must rely entirely on the discretion and judgment of the Issuer's management in operating the business and making strategic decisions. The interests of management and other stockholders may not always align with the interests of Investors.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Common stock is equity and is subordinate to our existing and future indebtedness and preferred stock and effectively subordinated to all indebtedness and other non-common equity claims.

Shares of the common stock, including Class B Non-Voting Common Stock, are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including our liquidation. Holders of our common stock are subject to prior dividend and liquidation rights of holders of our outstanding preferred stock. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our common stock, and we are permitted to incur additional debt. Upon liquidation, lenders and holders of our debt securities and preferred stock would receive distributions of our available assets prior to holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries' liquidation or reorganization is subject to the prior claims of that subsidiary's creditors, including holders of any preferred stock of that subsidiary. Investors may receive little or no return in a liquidation scenario.

Shares of our common stock are subordinate to our existing preferred stock and any future preferred stock we may issue and to any future indebtedness.

Shares of our common stock ranks junior to any shares of our preferred stock, including any preferred stock that we may issue in the future, and to any future indebtedness we may incur, as well as to all creditor claims and other non-equity claims against us and our assets available to satisfy claims on us, including claims in a bankruptcy or similar proceeding. Furthermore, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of our common stock, (i) dividends are payable only when and if declared by our board of directors or a duly authorized committee of our board of directors, and (ii) as a corporation, we are restricted to making dividend payments and redemption payments out of legally available assets. We have never paid a dividend on our common stock, and we do not anticipate paying dividends in the foreseeable future. Any return on investment is expected to be derived solely from potential appreciation in the value of the Securities, which may never occur. Furthermore, our common stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to our stockholders generally.

An investment in the Securities is highly speculative and involves a high degree of risk.

An investment in our Securities is highly speculative, and there is no assurance that investors will obtain any return on their investment. The Issuer operates in evolving markets characterized by technological change, competitive pressures, and regulatory uncertainty. The Securities should only be purchased by Investors who can afford the complete loss of their investment and who understand the speculative nature of early-stage growth companies. Investors will be subject to substantial risks involved in their investment, including the risk of losing their entire investment.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Edison Interactive Holdings, Inc. ("**Edison**", "**Edison Interactive**", "**Company**" or "**Issuer**") was originally formed as Taxi Interactive USA, LLC, a Colorado limited liability company, and later converted into a Delaware corporation. The Issuer conducts its business through its wholly-owned subsidiary, Getzing LLC, a Florida limited liability company, formed on June 12, 2020.

Edison Interactive is a software and media platform company focused on delivering connected guest experiences and advertising solutions across the hospitality and golf industries. The Company provides a cloud-managed technology platform that powers in-room entertainment systems for hotels and connected media experiences on golf carts. Edison's technology is designed to help operators deliver modern, engaging content experiences while enabling screen-based deployments to generate recurring revenue through advertising and sponsorships.

Edison's hospitality platform, EdisonTV, is deployed in hotel rooms and replaces traditional cable television systems with a fully digital entertainment solution. The platform delivers live television through a partnership with Dish Network, in theatre pay per view movies through relationships with major studios, streaming content, device casting capabilities, curated guest experiences, and a cloud based content management system that allows hotel operators to manage and update programming across individual properties or portfolios. Edison also offers ArgusX, a telemetry and monitoring system that collects system-level performance data and utilizes automated routines designed to improve device stability and reduce ongoing support requirements for hotel staff.

In the golf vertical, Edison provides software and platform services to Shark Experience Presented by Verizon, a connected media and technology platform installed on golf carts and operated by Shark Experience. The Shark platform provides golfers with GPS based yardage, scoring, digital content, and advertising. Through a recently completed transaction, Edison now earns recurring platform fees associated with the Shark Experience platform and receives 100 percent of the advertising revenue generated across the network. At this time, Shark Experience manages the relationships and contracts directly with golf course operators, and Edison does not contract directly with golf courses for Shark related deployments.

Edison is also developing an artificial intelligence based data and intelligence layer intended to be used across its hospitality platform and future golf offerings. This system is designed to integrate with available data sources, including hotel property management systems and golf related telemetry, to better understand how guests and golfers interact with on screen content. The intended purpose of this technology is to support more personalized content experiences, provide operators with enhanced insights, and enable advertisers to deliver more relevant and precisely targeted advertising. This data intelligence layer is currently under development and has not yet been commercially deployed.

Edison Interactive generates revenue through a combination of recurring platform fees from hotel deployments, content licensing fees, pay per view movie purchases made by hotel guests, and advertising revenue from programmatic partnerships and direct brand relationships. From Shark Experience, Edison earns recurring platform fees and advertising revenue generated across the golf cart media network. The Company's customers include hotel owners and management companies, Shark Experience, and national and regional advertisers.

Business Plan

Edison Interactive's business plan is focused on expanding its connected media footprint across hospitality and golf environments, increasing recurring and advertising revenue across its deployed networks, and continuing to invest in its technology platform to improve guest experiences and operator economics.

In the near term, the Company is prioritizing the expansion of its EdisonTV platform within hotels and supporting the continued growth of the Shark Experience golf cart media network. Edison plans to increase the number of deployed screens by deepening relationships with existing hotel partners, expanding into additional hotel groups and management companies, and supporting Shark Experience as it grows deployments across golf courses. As deployment scale increases, the Company expects recurring platform fees and available advertising inventory to expand, creating additional monetization opportunities.

Edison also plans to invest in expanding its advertising sales and engineering teams. Additional advertising sales resources are intended to increase demand from brand partners and support monetization across both the hotel and golf networks. Additional engineering resources are expected to support continued development and enhancement of the Company's software platform, including improvements to ArgusX telemetry and monitoring capabilities, content operations, ad technology integrations, and the Company's data intelligence initiatives. These investments are intended to improve system performance, scalability, and operational efficiency.

The Company intends to continue advancing its software capabilities, including the development of an artificial intelligence-based data and intelligence layer designed to be used across EdisonTV and future golf offerings. This technology is intended to support more reliable device performance through telemetry-driven automation, enable more personalized and curated content experiences, and improve advertising effectiveness through enhanced measurement and targeting. This system remains under development and has not yet been commercially deployed.

From a revenue perspective, Edison plans to grow a diversified mix of recurring platform fees, content licensing fees, pay per view movie purchases, and advertising revenue generated through programmatic partnerships and direct brand relationships. Advertising is expected to remain a key driver of long term scale as the Company increases its deployed screen base, expands relationships with advertising partners, and enhances its ad technology capabilities.

Operational priorities include improving deployment efficiency, device reliability, content operations, and ongoing support through continued use of ArgusX telemetry, expanded engineering resources, and centralized content management systems.

Looking ahead, Edison intends to develop and deploy its own next-generation golf platform, which is expected to allow the Company to contract directly with golf course operators and golf cart manufacturers. This planned offering is intended to complement the existing Shark Experience relationship and expand Edison's direct presence in the golf industry. The timing, scope, and commercial success of this future golf platform will depend on a variety of factors, including product development, partner integrations, and market adoption.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Edison TV	A cloud managed in room entertainment and media platform for hotels. EdisonTV provides live television through a partnership with Dish Network, in-theatre pay-per-view movies through relationships with major studios, streaming content, device casting capabilities, curated guest experiences, and a cloud-based content management system that enables centralized programming control across individual properties or hotel portfolios. The platform also includes ArgusX, a telemetry and monitoring system designed to collect system-level performance data and support automated device stabilization.	Deployed in select hotel properties in the United States. Customers include hotel owners, hotel groups, management companies, and hospitality operators.
Shark Experience Presented by Verizon	A connected media and technology platform installed on golf carts and operated by Shark Experience. The platform provides golfers with GPS based yardage, scoring, digital content, and advertising. Edison supplies software and platform services to Shark Experience and earns recurring platform fees and advertising revenue generated across the network. Edison does not contract directly with golf course operators for Shark-related deployments.	Deployed at golf courses through Shark Experience. Shark Experience manages relationships and contracts directly with golf course operators.

Advertising and Media Sales	Advertising services offered across EdisonTV and the Shark Experience golf network. Advertising inventory is sold through programmatic demand sources and direct brand relationships. Advertising campaigns are delivered to audiences in hotel rooms and on golf carts operating within the Shark Experience network.	National and regional brands, advertising agencies, and programmatic marketplaces seeking to reach audiences in hospitality and golf environments.
AI Data Intelligence Layer	An artificial intelligence-based data and intelligence system is currently under development. The system is designed to aggregate telemetry data, user interaction signals, and operator-level information to support more personalized content experiences, curated content marketplaces, enhanced measurement, and more relevant advertising targeting across Edison's platforms.	Planned for use across EdisonTV and future golf offerings. This system has not yet been commercially deployed. The intended market includes hospitality and golf operators and advertisers seeking improved performance, insights, and targeting capabilities.
Content Licensing, Platform Fees, PPV, and Advertising Revenue	Edison generates revenue through content licensing fees paid by hotel operators, recurring platform fees from hotel deployments and from Shark Experience, pay-per-view movie purchases made by hotel guests, and advertising revenue generated across both the hotel and golf platforms.	Hotel owners, hotel management companies, Shark Experience, and national and regional advertisers purchasing content, platform services, entertainment, and targeted media placements.

Customer Base

Edison Interactive's customer base includes hospitality operators, a strategic golf industry partner, and advertisers purchasing media placements across the Company's platforms.

Hospitality Customers

Edison contracts directly with hotel owners, hotel groups, and management companies that deploy the EdisonTV platform in guest rooms. These customers use EdisonTV to provide live television, pay per view movies, streaming content, casting services, and other digital entertainment features for hotel guests. Edison's hospitality customers range from individual hotel properties to multi property ownership and management groups.

A significant portion of the Company's current hospitality deployments is concentrated with a single hotel operator. As a result, the loss or reduction of business from this operator could adversely affect the Company's deployment footprint, revenue, and operating results.

Golf Industry Customer

In the golf sector, Edison provides software and platform services to Shark Experience Presented by Verizon. Shark Experience manages relationships and contracts directly with golf course operators and oversees deployments across its golf cart media network. Edison does not currently contract directly with golf courses, and Shark Experience is the primary customer for the Company's golf-related platform services.

Advertising Customers

Edison also works with national and regional advertisers, media agencies, and programmatic marketplaces that purchase advertising placements across the EdisonTV and Shark Experience networks. These customers include brands seeking targeted exposure to hotel guests and golfers, as well as partners that facilitate programmatic demand across the Company's deployed screens.

Overall, Edison's customer base is diversified across hospitality operators, a strategic golf platform partner, and advertising customers, with some concentration among certain hospitality operators.

Competition

Edison Interactive operates in competitive markets within both the hospitality and golf industries and faces competition from a range of technology providers, media networks, and advertising platforms.

In the hospitality sector, the Company competes with established providers of in room entertainment and guest experience technology, including companies such as Sonifi, Enseo, GuestTek, and other vendors offering hotel television systems, content delivery platforms, and related services. Many of these competitors have longer operating histories, greater brand recognition, or larger installed bases than the Company.

In the golf sector, Edison's golf related offerings, including its relationship with Shark Experience, compete with providers of GPS yardage, golfer engagement, pace of play, and course management technologies, as well as other digital solutions deployed on golf carts or mobile devices. These competitors include companies such as FairwayIQ, Tagmarshal, and other providers of golf course technology solutions. Competition in this sector may vary depending on functionality, deployment model, pricing, and integration with course operations.

In addition, Edison competes for advertising spend with a wide range of digital and programmatic advertising platforms, media networks, and out of home advertising providers seeking to reach hospitality, leisure, and sports-oriented audiences. Advertisers may choose to allocate budgets to alternative channels that do not involve Edison's platforms.

Supply Chain

Edison Interactive's supply chain consists primarily of third-party technology partners, hardware vendors, and content providers that support the operation of the EdisonTV platform and the Company's golf-related software and platform services.

For hotel deployments, Edison relies on third-party manufacturers and vendors for televisions, set top boxes, networking and connectivity equipment, and other hardware components used to operate the EdisonTV platform. These devices are sourced through established hardware vendors and distribution partners. Delays, shortages, or disruptions in the availability of hardware components could affect deployment timelines, replacement cycles, or ongoing support for devices deployed in the field.

Edison also depends on third-party software, technology, and content partners for certain aspects of its platforms. These relationships include live television delivery through Dish Network, content licensing arrangements with major motion picture studios, and connectivity, infrastructure, and integration support from other service providers. Changes in pricing, availability, or the termination or modification of these relationships could adversely affect the functionality or economics of the EdisonTV platform.

In the golf sector, Edison provides software and platform services to Shark Experience Presented by Verizon. Shark Experience manages hardware procurement and golf course deployments independently. As a result, Edison's supply chain exposure in the golf sector is primarily limited to software dependencies, integrations, and third party technology services that support the platform.

As a software focused business, Edison's operations are generally less hardware intensive than those of traditional electronics or manufacturing companies. However, the Company remains dependent on third party hardware suppliers, technology partners, and content licensors for key components of its offerings, and disruptions in these relationships could have an adverse impact on the Company's business and operations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97563048	Ei EDISON INTERACTIVE	Trademark	August 24, 2022	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$104,975
Engineering Headcount	35%	$3,500	35%	$432,250
Advertising Sales and Business Development Headcount	35%	$3,500	35%	$432,250
Working Capital and General Operating Expenses	10.5%	$1,050	10.5%	$129,675
Fundraising Marketing Expenses	11%	$1,100	11%	$135,850
Total	**100%**	**$10,000**	**100%**	**$1,235,000**

The Issuer intends to use the net proceeds from this Offering in accordance with its business plan and anticipated liquidity needs; however, the Issuer will have broad discretion in the application of the proceeds, and investors will be relying on the judgment of management with respect to the use of such proceeds. The actual allocation of proceeds may vary significantly from the estimates set forth below depending on a number of factors, including changes in economic conditions, market demand, supply chain constraints, operating results, regulatory developments, competitive dynamics, and the Issuer's cash requirements at the time proceeds are received.

The Issuer may determine that it is in its best interests to reallocate proceeds among the categories described below, to defer or accelerate expenditures, or to use proceeds for purposes other than those currently contemplated, including for general corporate purposes, debt service, or liquidity preservation. There can be no assurance that the use of proceeds will result in increased revenues, profitability, or the successful execution of the Issuer's business plan.

Engineering Headcount

A portion of the proceeds is expected to be used to expand the Issuer's engineering team through hiring and retaining engineering personnel to support continued development of Edison's software platform, including improvements to ArgusX, the AI data intelligence layer, and overall system performance. Funds may be used to recruit, hire, and retain software engineers, data engineers, product engineers, and related technical personnel, as well as to support associated costs such as compensation, benefits, development tools, and technical infrastructure. Expanding the engineering team is intended to support ongoing product development, improve platform functionality and scalability, and enhance the Issuer's ability to deliver new features and services to customers.

Advertising Sales and Business Development Headcount

A portion of the proceeds is expected to be used for hiring and supporting personnel focused on advertising, sales, partnerships and business development. These funds may be used for compensation, commissions, benefits, training, and related expenses for team members responsible for revenue generation, advertiser acquisition, strategic partnerships (expanding relationships with brand and agency partners), and customer growth. The Issuer expects these hires to expand its market presence, strengthen relationships with advertisers and partners, and drive increased revenue opportunities.

Working Capital and General Operating Expenses

A portion of the proceeds is expected to be used for working capital and general operating needs of the business. These expenses may include payroll, professional services, technology infrastructure, office and administrative expenses, legal and accounting fees, software services, overhead, and other day-to-day costs necessary to support operations. Allocating proceeds toward working capital provides the Issuer with financial flexibility to support ongoing operations and respond to evolving business needs.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nick Stanitz-Harper	CEO & Director	Chief Executive Officer of the Issuer (2024 – Present) President and Co-Founder of the Issuer (Inception – 2024)	BA, Colorado State University
David Chessler	Director	Director of the Issuer (2018 – Present) He is the Managing Director of Chessler Holdings, an investment firm he founded in 2004 that focuses on technology, hospitality, media, and consumer businesses.	Roger Williams University
Gary Cohen	Director	Director of the Issuer He previously served as CEO of EZLinks Golf, the largest tee-time booking and golf course management system in the world, powering tens of thousands of golf courses globally. Since selling EZLinks Golf to NBC Universal in 2021, Mr. Cohen invests in different businesses and is self-employed.	University of Chicago
Allen Dove	CTO	CTO of the Issuer (2023 – Present) Formerly Chief Technology Officer of Magnite and SpotX	BA, George Mason University
Josh Cariveau	COO	COO of the Issuer (2024 – Present) Self-employed consultant in the technology and advertising technology space (prior to 2024)	BA, University of New Mexico

Nick Stanitz Harper

Nick Stanitz Harper has served as Chief Executive Officer of Edison Interactive since 08/2024**,** and previously served as President and Co-Founder from 2016 to 2024. He is responsible for the company's strategic direction, commercial growth, and overall operations. Under his leadership, Edison Interactive has expanded its presence in the hospitality and golf industries and has been recognized on the Inc. 5000 list for four consecutive years.

Mr. Stanitz Harper has received multiple industry recognitions, including the Denver Business Journal 40 Under 40 Award (2023)**,** the C Suite Award (2021)**,** and the Titan 100 Award (2020–2022)**,** and he was inducted into the Titan 100 Hall of Fame in 2022**.**

Prior to co-founding Edison Interactive, Mr. Stanitz Harper founded All Digital Circulation in 2010, a digital content distribution company focused on delivering magazines and newspapers on custom hardware, generating more than $5M in annual revenue. He later founded Sticky Media, which deployed thousands of digital media screens in transportation and hospitality environments and served as a predecessor to Edison Interactive's connected media platform.

Mr. Stanitz Harper holds a BA from Colorado State University, where he studied Economics and Chinese.

David Chessler

David Chessler has served as a Director of Edison Interactive since 2018. Mr. Chessler is an investor and operator with more than 25 years of experience in private equity, venture capital, and business development. He is the Managing Director of Chessler Holdings, an investment firm he founded in 2004 that focuses on technology, hospitality, media, and consumer businesses.

David Chessler is a pioneering force in the GPS golf technology space and a seasoned serial entrepreneur who has successfully built and sold multiple companies in the connected device and sports technology sectors. As the former CEO of both GPS Industries and ParView Inc., David played a foundational role in shaping the modern GPS golf experience — leading innovation, scaling operations, forging strategic partnerships, and driving successful exits.

Gary Cohen

Gary Cohen is a highly accomplished technology executive with decades of experience building and scaling category-defining platforms. He previously served as CEO of EZLinks Golf, the largest tee-time booking and golf course management system in the world, powering tens of thousands of golf courses globally.

During his tenure, Gary led EZLinks through significant growth, forged strategic partnerships with major industry stakeholders, and played a key role in bringing the PGA Tour in as an investor. He ultimately oversaw the successful sale of EZLinks to NBC, where the platform was integrated into GolfNow and NBC Sports' golf ecosystem, solidifying its position as the dominant digital infrastructure provider in golf.

Gary has deep relationships across golf course ownership groups, the PGA Tour, media companies, and technology partners. At Edison Interactive, he serves as a Board Member, advising on strategy, partnerships, and long-term value creation across Edison's golf and hospitality platforms. His experience scaling enterprise technology businesses and navigating strategic exits provides critical perspective as Edison expands its footprint and monetization capabilities.

Allen Dove

Allen Dove has served as Chief Technology Officer of Edison Interactive since 2023. Mr. Dove has more than 30 years of experience leading engineering teams in advertising technology, data platforms, and large-scale digital infrastructure. Prior to joining Edison, he served as Chief Technology Officer of SpotX, where he oversaw engineering for the company's programmatic video and connected TV advertising platform. SpotX was acquired by Magnite in a transaction valued at $1.2B.

Following the acquisition, Mr. Dove became the Chief Technology Officer of Magnite, one of the world's largest independent sell-side advertising platforms specializing in connected TV, video, and digital media. In this role, he led global engineering initiatives, integration of the SpotX technology stack, and development of large-scale programmatic and data systems.

Mr. Dove's experience includes building high-volume programmatic infrastructure, machine learning and data processing pipelines, and connected device management platforms. At Edison Interactive, he leads the development of the company's core technologies, including the ArgusX telemetry engine, the AI-driven data intelligence layer, and Edison's hospitality and golf software platforms.

Mr. Dove holds a BS in Electrical Engineering from George Mason University.

Josh Cariveau

Josh Cariveau has served as Chief Operating Officer of Edison Interactive since 2024. Mr. Cariveau has more than 20 years of experience in digital media, advertising technology, and operations leadership. Prior to joining Edison Interactive, he served as President of SpotX, where he helped scale the company into a leading global video advertising platform. SpotX was acquired in a transaction valued at $1.2B.

Earlier in his career, Mr. Cariveau joined SpotX at its formation and held multiple senior roles as the company expanded its engineering, operations, and go-to-market functions. His background includes scaling high-growth technology organizations, managing global teams, and overseeing operational strategy for enterprise-level platforms.

Mr. Cariveau holds a BS in Business Administration from the University of New Mexico.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 400,000,000 shares consisting of (a) 240,000,000 shares of Class A common stock of which 112,052,444 are issued and outstanding, par value $0.0001 per share (the "**Class A Common Stock**"), (b) 90,000,000 shares of Class B Non-Voting common stock, none of which are issued and outstanding, par value $0.0001 per share (the "**Class B Non-Voting Common Stock**" and together with the Class A Common Stock, the "**Common Stock**"), and (c) 70,000,000 shares of preferred stock of which 51,482,271 are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**"), all of which are designated as "**Series Seed Preferred Stock**". Immediately prior to the filing of this Form C, the Issuer, its Board of Directors and the holders of a majority of the outstanding shares of capital stock approved and effectuated a subdivision of the Company's outstanding capital stock resulting in the above authorized number of shares of Common Stock and Preferred Stock ("**Stock Split**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	112,052,444
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock that may dilute the Securities.

Type	Series Seed Preferred Stock
Amount Outstanding	51,482,271
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock that may dilute the Securities.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	2017 Equity Incentive Plan
Amount Outstanding / Amount Authorized	28,424,960 / 36,464,479
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional stock options that may dilute the Securities.

Type	Convertible Note
Face Value	$750,000
Voting Rights	None
Material Terms	Interest: 10% per annum Post-Money Valuation Cap: $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The valuation cap is significantly lower than the valuation of the Reg CF financing round. The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Note
Face Value	$750,000
Voting Rights	None
Material Terms	Interest: 10% per annum Post-Money Valuation Cap: $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The valuation cap is significantly lower than the valuation of the Reg CF financing round. The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Note
Face Value	$1,000,000
Voting Rights	None
Material Terms	Interest: 13% per annum Post-Money Valuation Cap: $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The valuation cap is significantly lower than the valuation of the Reg CF financing round. The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Note
Face Value	$500,000
Voting Rights	None
Material Terms	Interest: 13% per annum Post-Money Valuation Cap: $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The valuation cap is significantly lower than the valuation of the Reg CF financing round. The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Note
Face Value	$200,000
Voting Rights	None
Material Terms	Interest: 13% per annum Post-Money Valuation Cap: $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The valuation cap is significantly lower than the valuation of the Reg CF financing round. The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Note
Face Value	$2,000,000

Material Terms	Interest: 3.66% per annum, simple interest Maturity Date: the later of August 15, 2028 or the end date of the second Regulation A Offering, but the Maturity Date shall only be extended past August 15, 2028 if the second Regulation A Offering has been commenced as of August 15, 2028

Issued pursuant to that certain Asset Purchase and Contribution Agreement, dated as of January 15, 2026, by and between the Company, **DC Media**, and the equity owners of Getzing, LLC ("**Equityholders**"), a Florida limited liability company ("**APA**").

Conversion: On the Maturity Date, unless the note has previously been repaid in full, all outstanding principal and accrued and unpaid interest shall automatically convert in whole into Series Seed Preferred Stock, at a conversion price per share of $0.9011, as adjusted for stock splits, stock dividends and the like.

Sale Event: If the Company consummates a Sale Event (as defined in such note) while the note remains outstanding, the Company shall repay DC Media in cash in an amount equal to the outstanding principal amount of the note plus any accrued and unpaid interest.

Repayment: The Company currently anticipates engaging in one nor more equity financings during the calendar years 2026 and 2027 and will use commercially reasonable efforts to raise not less than $38,000,000 in Net Proceeds via an offering using the crowd-funding platform "Dealmaker" under Regulation CF and Regulation A (referred to as the "**Regulation A Offering**"), each as promulgated by the SEC (collectively, the "**Offering**"). Proceeds from the Offering up to the "Minimum Threshold Amount" (as defined below) shall be retained by the Company to fund operations and growth. The "**Minimum Threshold Amount**" means either $5,000,000 in Net Proceeds or $7,000,000 of Gross Proceeds received by the Company, whichever milestone is achieved first. "**Net Proceeds**" means gross investment made by investors in the Offering, minus (i) marketing expenses directly related to investor acquisition, and (ii) platform fees charged by Dealmaker or its affiliates (or any other crowd-funding platform the Company may elect to use, in its discretion); and "**Gross Proceeds**" means the gross investment made by investors under the Offering (with no deductions for either marketing expenses or Dealmaker fees). For proceeds in excess of the Minimum Threshold Amount, the Company shall retain 50% of such Gross Proceeds to fund operations and growth, and shall pay the remaining 50% of Gross Proceeds (referred to as the "**Note Payment Amount**") as follows: The first $600,000 of the Note Payment Amount shall be distributed to DC Media, which amount shall be applied first to accrued and unpaid interest and then to outstanding principal, up to the full |

	amount of principal and accrued and unpaid interest thereon under the note; Note Payment Amount in excess of $600,000 shall be paid 25% to DC Media and 25% to Great White Shark Enterprises, LLC, the holder of a similar promissory note (which promissory note is in the face amount of $1,400,000 and an interest rate of 3.66% per annum, neither of which shall be increased without the express written consent of DC Media), until the full amount of principal and accrued interest is paid under the note. These amounts will be calculated, reported and paid monthly as soon as practicable following receipt by the Company of crowdfunding proceeds, expected to be monthly, and the Company shall provide written reporting to DC Media (email sufficient) on a monthly basis during the term of the Offerings.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Note
Face Value	$1,400,000

| Material Terms | Interest: 3.66% per annum, simple interest

Maturity Date: the later of December 31, 2027 or the end date of the second Regulation A Offering, but the Maturity Date shall only be extended past December 31, 2027 if the second Regulation A offering has been commenced as of December 31, 2027, and in no event shall extend past March 31, 2029

Issued pursuant to that certain Asset Purchase and Contribution Agreement, dated as of January 18, 2026, by and between the Company and GWSE (such Asset Purchase and contribution Agreement, the "**GWSE APA**").

Conversion: On the Maturity Date, unless the note has previously been repaid in full, all outstanding principal and accrued and unpaid interest shall automatically convert in whole into Series Seed Preferred Stock, at a conversion price per share of $0.9011, as adjusted for stock splits, stock dividends and the like.

In the event the Company issues equity securities (other than "Excluded Securities," as defined below) at a price per share lower than $0.9011, the conversion price of the conversion shares shall automatically be reduced to such lower price. **Excluded Securities** means: (i) stock options issued under any equity incentive plan of the Company, (ii) stock option exercises under any equity incentive plan of the Company, (iii) shares of stock issued or issuable under the SAFEs entered into by the Company in or around 2019 and 2020, in the amount of approximately $3,000,000, and (iv) shares of stock issuable upon conversion of any amount of the Amended and Restated Business Loan and Security Agreement, dated May 31, 2023, as the same has been and may be amended or restated from time to time.

Repayment: The Company currently anticipates engaging in one or more equity financings during the calendar years 2026 and 2027 and will use commercially reasonable efforts to raise not less than $35,000,000 in Net Proceeds (as defined below) via an Offering. Proceeds from the Offerings up to the Minimum Threshold Amount shall be retained by the Company to fund operations and growth. For proceeds in excess of the Minimum Threshold Amount, the Company shall retain 50% of such Gross Proceeds to fund operations and growth, and shall pay the remaining Note Payment Amount as follows: The first $600,000 of the Note Payment Amount shall be distributed to DC Media, the holder of a similar promissory note, which amount shall be applied first to accrued and unpaid interest and then to outstanding principal, up to the full amount of principal and accrued and unpaid interest thereon under this note; Note Payment Amount in excess of $600,000 shall be paid 25% to the Holder and 25% to DC Media, until the full amount of principal and accrued interest is paid under this note. These amounts will be calculated, reported and paid monthly as soon as practicable following receipt by the Company of crowdfunding |
| --- | --- |

	proceeds, expected to be monthly, and the Company shall provide written reporting to GWSE (email sufficient) on a monthly basis during the term of the Offerings.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional convertible notes that may dilute the Securities.

Type	Convertible Note
Face Value	$13,000,000

Material Terms	Interest: 3.66% per annum, simple interest Maturity Date: the later of August 15, 2028 or the end date of the second Regulation A Offering, but the Maturity Date shall only be extended past August 15, 2028 if the second Regulation A offering has been commenced as of August 15, 2028 Issued pursuant to that certain APA. Conversion: On the Maturity Date, unless the note has previously been repaid in full, all outstanding principal and accrued and unpaid interest shall automatically convert in whole into Series Seed Preferred Stock, at a conversion price per share of $0.9011, as adjusted for stock splits, stock dividends and the like. Sale Event. If the Company consummates a Sale Event (as defined in such note) while the note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of the note plus any accrued and unpaid interest. Repayment: The Company currently anticipates engaging in one nor more equity financings during the calendar years 2026 and 2027 and will use commercially reasonable efforts to raise not less than $38,000,000 in Net Proceeds (as defined below) via Offerings. Proceeds from the Offering up to the Minimum Threshold Amount shall be retained by the Company to fund operations and growth. For proceeds in excess of the Minimum Threshold Amount, the Company shall retain 50% of such Gross Proceeds to fund operations and growth, and shall pay the Note Payment Amount as follows: The first $3,400,000 (plus amounts paid toward accrued interest, not to exceed 3.66% per annum) of the Note Payment Amount shall be distributed to GWSE and DC Media, holders of similar promissory notes, in full satisfaction of those promissory notes (such amount referred to as the "**Senior Noteholder Payoff Amount**"). The amount of the Senior Noteholder Payoff Amount cannot be increased without the express written consent of Jordyn Holdings III, LLC, a Florida limited liability company ("**Jordyn**"). Note Payment amounts in excess of the Senior Noteholder Payoff Amount shall be paid to Jordyn, which amount shall be applied first to accrued and unpaid interest and then to outstanding principal, up to the full amount of principal and accrued and unpaid interest thereon under such note. This amount will be calculated, reported and paid monthly as soon as practicable following receipt by the Company of crowdfunding proceeds, expected to be monthly, and the Company shall provide written reporting to Jordyn (email sufficient) on a monthly basis during the term of the Offerings.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional convertible notes that may dilute the Securities.

Type	SAFEs
Face Value	$1,000,000
Material Terms	Pre-Money Valuation Cap: $22,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs that may dilute the Securities.

Type	SAFE
Face Value	$2,000,000
Material Terms:	Post-Money Valuation Cap: $40,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs that may dilute the Securities.

What it Means to be a Minority Holder

Investors in our Class B Non-Voting Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
GWS Edison, LLC, which is controlled, directly or indirectly, by Mr. Chessler	17,211,670 shares of Common Stock; 15,327,648 shares of Series Seed Preferred Stock	22.326%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of February 28, 2026 the Issuer had an aggregate of $708,477 in cash and cash equivalents, leaving the Issuer with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Issuer may conduct, during or after this Offering, one or more offerings of its securities to certain investors satisfying the eligibility requirements of the applicable exemption from the registration requirements of the Securities Act, including, but not limited to, Regulation A (any such offering, a "**Potential Concurrent Offering**"). Investors solicited through this Offering, or with whom the Issuer had not established a substantive relationship prior to the commencement of this Offering, will not be permitted to participate in any Potential Concurrent Offering, except as otherwise permitted under the Securities Act and, if applicable, the non-exclusive safe harbors set forth in Rule 152(b).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Valuation

Edison is conducting this crowdfunding offering at a pre-money valuation of $200,000,000. This valuation is based on the Company's projected financial performance, industry-standard revenue-based valuation methodologies, and the Company's position within the high-growth digital out-of-home (DOOH) and advertising-technology (ad-tech) markets.

Revenue Forecasts and Growth Profile

According to Edison's internal financial model, the company expects to generate the following revenues:

- 2026: $11,718,000
- 2027: $50,332,250

Industry-Standard Valuation Approach

In the ad-tech and DOOH sectors, companies are typically valued using 1–2 year forward revenue multiples, reflecting the industry's preference for near-term financial visibility. Public and private companies in this category commonly trade at 2.5× to 4× forward revenue, depending on growth rate, margin profile, and capital efficiency. Applying these industry-standard multiples to Edison's 2027 forecasted revenue of $50,300,000 results in the following valuation range:

- 2.5× forward revenue: ~$126,000,000
- 3× forward revenue: ~$151,000,000
- 4× forward revenue: ~$201,000,000

Given Edison's projected growth rate, expanding margins, and capital-efficient deployment model, the upper end of this range is considered an appropriate benchmark for valuation.

The Company's chosen valuation of $200,000,000 aligns with:

- A 4× multiple on Edison's 2027 forward revenue, which is consistent with high-growth ad-tech and DOOH comparables.
- Edison's strong unit economics, including fast payback periods and recurring advertising revenue.
- The Company's ability to scale rapidly across two large markets (hotel rooms and golf carts).
- The Company's forecasted revenue trajectory, which may reach $335,5000,000 by 2030, demonstrating long-term scalability.
  - While long-range forecasts (such as 2030 revenue) are not used directly to set the valuation, they provide additional context supporting Edison's long-term potential and the scalability of its business model.

Conclusion

Based on Edison's projected financial performance, industry-standard valuation practices, and the Company's growth profile, management believes that a $200,000,000 pre-money valuation is reasonable for this Offering. This valuation reflects both the Company's near-term revenue expectations and its long-term potential within the expanding DOOH and ad-tech markets.

Other Valuation Considerations

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$1,700,000	3 Notes	General Working Capital*	May 31, 2023 – October 24, 2023	Section 4(a)(2)
Convertible Note	$2,000,000	1 Note issued in connection with the APA	General Working Capital*	January 15, 2026	Section 4(a)(2)
Convertible Note	$13,000,000	1 Note issued in connection with the APA	General Working Capital*	January 15, 2026	Section 4(a)(2)
Convertible Note	$1,400,000	1 Note issued in connection with the GWSE APA	General Working Capital*	January 15, 2026	Section 4(a)(2)
Series Seed Preferred Stock	Issued in connection with the GWSE APA	1,143,568 shares	General Working Capital*	January 15, 2026	Section 4(a)(2)
Series Seed Preferred Stock	Issued in connection with the APA	14,359,866 shares	General Working Capital*	January 15, 2026	Section 4(a)(2)
Series Seed Preferred Stock	Issued in connection with the APA	2,287,123 shares	General Working Capital*	January 15, 2026	Section 4(a)(2)

* The use of proceeds from these financing events were used primarily for general working capital purposes. General working capital may include, without limitation, payroll and employee benefits, marketing and customer acquisition, product development and technology enhancements, professional fees, rent and facility expenses, insurance, equipment purchases, inventory, and other ordinary operating expenses.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- In accordance with the terms of the APA, the Company purchased certain assets from DC Media and the Equityholders, as follows: (i) from DC Media, (a) cash in the amount of approximately $600,000; (b) all future revenue distributions associated with DC Media's 50% ownership interest in "GN Media" a/k/a Shark Experience, including all ongoing and future distributions, profit shares, and financial rights related to that 50% position, but excluding revenue distributions related to Visual Vertigo / Shot Tracer; and (c) all payables currently owed by the Company to GN Media for advertising revenue booked and collected but not yet distributed, and booked but not yet collected, representing DC Media's 50% share of those payables, currently approximately $715,000; and (ii) from Equityholders, 100% of the LLC interests of Getzing. In consideration for the purchased assets set forth above, the Company issued (i) to DC Media, a promissory note for $2,000,000 and the issuance of 2,287,123 shares of the Company's Series Seed Preferred Stock and (ii) to Equityholders, a promissory note in the amount of $13,000,000 and the issuance of 14,359,866 shares of the Company's Series Seed Preferred Stock. David Chessler, a director of the Company, is the manager of DC Media and Jordyn, the Equityholder.
- In accordance with the terms of the GWSE APA, the Company purchased certain assets from GWSE, as follows: (a) all future revenue distributions owing to GWSE associated with GWSE's 50% ownership interest in "GN Media" a/k/a Shark Experience, together with an irrevocable assignment of GWSE's economic participation rights with respect to such distributions, including the right of the Company to receive such amounts directly pursuant to the GWSE APA, irrespective of whether such distributions are formally declared by GN Media, LLC, but excluding the Excluded Revenue Streams. "*Excluded Revenue Streams*" means revenue derived from (i) Visual Vertigo, (ii) Shot Tracer and (iii) any successor, derivative, or substantially similar products thereto; and (b) all payables currently owed by the Company to GWSE for advertising revenue booked and collected but not yet distributed, and booked but not yet collected, representing GWSE's 50% share of those payables, currently approximately $715,000. In consideration for the purchased assets set forth above, the Company issued to GWSE a promissory note for $1,400,000 and the issuance of 1,143,568 shares of the Company's Series Seed Preferred Stock.
- The Company entered into certain convertible promissory notes with David Chessler, a director of the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Issuer, nor the Co-Issuer, nor their control persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Issuer, nor the Co-Issuer, nor their control persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Progress Updates

Updates regarding the progress of the Issuer in meeting the target offering amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.edisoninteractive.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Edison Interactive Holdings, Inc.

(Issuer)

By:

/s/ Nick Stanitz-Harper Nick Stanitz-Harper

(Signature)

Nick Stanitz-Harper

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nick Stanitz-Harper Nick Stanitz-Harper

(Signature)

Nick Stanitz-Harper

(Name)

Director

(Title)

March 18, 2026

(Date)

/s/ David Chessler David Chessler

(Signature)

David Chessler

(Name)

Director

(Title)

March 18, 2026

(Date)

/s/ Gary Cohen	*Gary Cohen*
(Signature)	

Gary Cohen
(Name)

Director
(Title)

March 18, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financial Statements

Edison Interactive Holdings, Inc.

Audited Financial Statements
As Of and For The Years Ended December 31, 2024 and 2023

Edison Interactive Holdings, Inc.

Index to Financial Statements

The accompanying notes are an integral part of the financial statements.



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Edison interactive Holdings Inc.
State of Delaware

Opinion

We have audited the financial statements of Edison Interactive Holdings Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 2024 and 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 10, 2026
Calabasas, California

Edison Interactive Holdings, Inc.

Balance Sheets

(USD $ in Dollars)	December 31, 2024		December 31, 2023
ASSETS			
CURRENT ASSETS:			
Cash & Cash Equivalents	$ 852,337	$	1,129,079
Receivables, net	2,714,474		3,579,600
Other Current Assets	26,394		110,567
Total Current Assets	**3,593,205**		**4,819,246**
NON-CURRENT ASSETS:			
Property and Equipment, net	56,508		97,153
Intangibles, net	30,922		47,056
Other Non-Current Assets	3,149		16,656
Total Non-Current Assets	**90,579**		**160,865**
TOTAL ASSETS	$ **3,683,784**	$	**4,980,111**
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts Payable	$ 964,201	$	1,043,210
Accrued Expenses	1,921,066		2,906,286
Deferred Revenue	2,917		325,666
Convertible Notes to Related Party - current	3,200,000		-
Total Current Liabilities	**6,088,184**		**4,275,162**
NON-CURRENT LIABILITIES:			
Convertible Notes to Related Party - noncurrent	-		3,200,000
Simple Agreement for Future Equity (SAFEs)	2,738,226		2,281,855
Other Non-Current Liabilities	-		26,497
Total Non-Current Liabilities	**2,738,226**		**5,508,352**
TOTAL LIABILITIES	**8,826,410**		**9,783,514**
STOCKHOLDER'S EQUITY			
Preferred Stock, $0.0001 par value 8,443,935 shares authorized and 4,804,591 shares issued and outstanding as of December 31, 2024 and 2023	480		480
Common Stock, $0.0001 par value; 34,000,000 shares authorized, 16,252,785 shares issued and outstanding as of December 31, 2024 and 2023	811		811
Treasury Stock	(20,000)		(20,000)
Additional paid-in capital	3,549,150		3,512,550
Accumulated deficit	(8,673,067)		(8,297,245)
Total Stockholder's Equity	**(5,142,626)**		**(4,803,404)**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ **3,683,784**	$	**4,980,110**

The accompanying notes are an integral part of the financial statements.

Edison Interactive Holdings, Inc.

Statements of Operations

| | Years Ended | |
	December 31, 2024	December 31, 2023
REVENUES:		
Revenue (Net)	$ 13,272,023	$ 12,202,894
OPERATING EXPENSES:		
Cost of Revenue	6,761,281	7,591,708
Sales & Marketing	192,604	334,535
General and Administrative	6,023,444	6,145,814
Depreciation & Amortization	59,486	47,644
Total Operating Expenses	$ 13,036,815	$ 14,119,700
Income (Loss) from Operations	$ 235,207	$ (1,916,806)
Other Income	210,488	288,489
Change of Fair Value of SAFE	(456,371)	(380,309)
Interest Income	19,638	15,251
Interest Expense	384,784	326,636
Income (Loss) before Tax	$ (375,821)	$ (2,320,011)
Benefit/Provision for Tax	-	-
NET LOSS	$ (375,821)	$ (2,320,011)

The accompanying notes are an integral part of the financial statements.

Edison Interactive Holdings, Inc.

Statements of Changes in Stockholders' Deficit

For the years ended December 31, 2024 and 2023

(USD $ in Dollars)	Preferred Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
	Shares	Amount	Shares	Amount				
Balance, January 1, 2023	4,804,591	$ 480	16,252,785	$ 811	$(20,000)	$ 3,474,707	$(5,977,234)	$(2,251,236)
Stock-based Compensation	-	-	-	-	-	37,842	-	37,842
Net Loss	-	-	-	-	-	-	(2,320,011)	(2,320,011)
Balance, December 31, 2023	4,804,591	$ 480	16,252,785	$ 811	$(20,000)	$ 3,512,550	$(8,297,245)	$(4,803,405)
Stock-based Compensation	-	-	-	-	-	36,600	-	36,600
Net Loss	-	-	-	-	-	-	(375,821)	(375,821)
Balance, December 31, 2024	4,804,591	$ 480	16,252,785	$ 811	$(20,000)	$ 3,549,150	$(8,673,067)	$(5,142,626)

The accompanying notes are an integral part of the financial statements.

Edison Interactive Holdings, Inc.

Statements of Cash Flows

	Year Ended	
	December 31, 2024	December 31, 2023
(USD $ in Dollars)		
Net Loss	$ (375,821)	$ (2,320,011)
Adjustments to reconcile net loss to operating cash flows		
Depreciation and amortization	59,486	47,644
Stock based compensation	36,600	37,842
Fair Value adjustments for SAFEs	456,371	380,309
Changes in operating assets and liabilities:		
Receivables	865,126	(803,133)
Other Current Assets	84,173	114,616
Other Non-Current Assets	13,507	-
Accounts Payable	(79,009)	(484,404)
Accrued Expenses	(985,220)	957,389
Deferred Revenue	(322,749)	325,666
Other non-current liabilities	(26,497)	(41,894)
Net cash provided by (used in) operating activities	**(274,034)**	**(1,785,976)**
Cash flows from investing activities		
Purchase of property and equipment	(2,708)	(43,954)
Purchase of intangible assets	-	(48,400)
Net cash provided by (used in) investing activities	**(2,708)**	**(92,354)**
Cash flows from financing activities		
Issuance of Convertible Notes to Related Party	-	1,700,000
Net cash provided by financing activities	**-**	**1,700,000**
Cash and cash equivalents		
Decrease	(276,742)	(178,330)
Balance at beginning of period	1,129,079	1,307,409
Balance at end of period	$ **852,337**	$ **1,129,079**
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 384,784	$ 326,636
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 1. Nature of Operations

Edison Interactive Holdings, Inc. (the "Company", "Edison", or the "Issuer") was incorporated in Delaware on July 7, 2017.

Prior to the date of incorporation, Edison was originally formed as Taxi Interactive USA, LLC ("Taxi Interactive"), a Colorado limited liability company. Taxi Interactive performed a series of transactions resulting in the creation of Edison. The Company's headquarters are located in Denver, Colorado.

Edison Interactive is a software and media platform company focused on delivering connected guest experiences and advertising solutions across the hospitality and golf industries. The Company provides a cloud-managed technology platform that powers in-room entertainment systems for hotels (EdisonTV) and connected media experiences on golf carts (Shark Experience Presented by Verizon).

The Company generates revenue through a combination of recurring platform fees from hotel deployments and golf cart media networks, content licensing fees and pay-per-view movie purchases, and advertising revenue generated through programmatic partnerships and direct brand relationships across its digital screen networks.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period; actual results could differ from those assumptions.

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents. The Company's cash in bank accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash exceeded FDIC insured limits by $493,276 and $617,784, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors. As of December 31, 2024 and 2023 the Company determined that no allowance was necessary as all outstanding accounts receivable were deemed collectible.

Property and Equipment

Property and equipment are carried at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Computer equipment: 5 years
Furniture: 5 years
Telematics Devices: 3 years
Edison TV Equipment: 3 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include software acquisition costs and are amortized over three years.

Impairment of Long Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024 and 2023.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity.

Edison Interactive Holdings, Inc.
Notes to Financial Statements
As of and For the Years Ended December 31, 2024 and 2023

SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Debt

The Company accounts for debt, including related-party loans, in accordance with ASC 470, Debt. Borrowings are recorded at the amount of proceeds received, net of any debt issuance costs. Debt is subsequently carried at amortized cost. Debt issuance costs, if any, are amortized to interest expense over the contractual term of the arrangement using the effective interest method.

Obligations due within twelve months of the balance sheet date are classified as current liabilities, while obligations due beyond twelve months are classified as noncurrent liabilities. Interest expense is recognized in the statements of operations as incurred.

Management evaluates compliance with debt covenants, if any, as of each reporting date.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> **Level 1** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Deferred Revenue

The Company records Deferred Revenue in accordance with ASC 606 when customer billings or payments are received in advance of the Company's performance. Deferred Revenue is classified as a current liability when performance is expected within one year.

As of December 31, 2024 and 2023, the Company recorded deferred revenue of $2,917 and $325,666, respectively. Deferred revenue primarily relates to prepayments for services that has not been delivered as of the balance sheet date.

The Company expects to satisfy its remaining performance obligations associated with deferred revenue within the 12 months of balance sheet date.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company applies the five-step framework under ASC 606:

(1) Identify the contract;
(2) Identify performance obligations;
(3) Determine the transaction price;
(4) Allocate the transaction price; and
(5) Recognize revenue as performance obligations are satisfied.

The company employes the five step framework as follows:

(1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of

each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

(2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

(3) Determination of transaction price: The Company prices goods and services within the contract, relevant purchase orders or insertion orders with the customer.

(4) Allocation of transaction price: the Company allocates transaction price to each good or service delivered to the customer based on the contract, purchase order or insertion order as applicable given the services to be provided.

(5) The Company has identified the following distinct performance obligations and recognition treatments based on the distinct type good or service provided to the customer:

Installation & Infrastructure (Point in Time): Fees for physical hardware deployment in hospitality environments (cabling, head-end systems, and devices) are recognized at a point in time upon completion of setup and transfer of control to the property.

Platform & Telematics Fees (Over Time): Recurring monthly fees for access to the cloud-based CMS, EdisonTV, the Shark Experience platform, and mobility monitoring are recognized straight-line over the service period as the customer simultaneously receives and consumes the benefits.

Advertising & Sponsorships (Point in Time): Revenue from media impressions delivered across digital screen networks is recognized as those impressions are delivered.

Content & Transactional Services (Point in Time): Pay-Per-View (PPV) movie purchases and incidental fees (hardware loss/damage) are recognized when content is accessed or the incidental event occurs.

Mobility Revenue Share (Usage-Based): Wi-Fi revenue shares are recognized at the point in time when usage occurs.

Principal vs. Agent Considerations

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

The Company evaluates whether it acts as the principal (reporting revenue on a gross basis) or as an agent (reporting revenue on a net basis) based on its control over the service before it is transferred to the customer.

Gross Reporting (Principal): The Company acts as the principal for Direct Advertising Sales and PPV Content. In these cases, the Company controls the inventory or library, has full discretion in establishing prices, and is primarily responsible for fulfilling the terms of service.

Net Reporting (Agent): The Company acts as an agent for Programmatic Advertising (e.g., Vistar/Magnite) and Mobility Wi-Fi revenue shares. In these arrangements, third-party exchanges or rental companies set the final price or control the end-user interaction, and the Company recognizes only the net amount it is entitled to receive after commissions.

Cost of Revenue

Cost of revenues includes the costs as follows:

Installation & Infrastructure: cost of revenues includes cost of hardware and installation costs, as well as fees to TV and Cable service providers.

Platform: cost of revenues includes cost of maintaining and operating the software platform, including hosting costs.

Advertising and Sponsorships: cost of revenues include fees to advertising partners, including property owners in the form of revenue share arrangements.

Content & Transactional Services: cost of services includes fees to TV studios and incidental costs.

Mobility Revenue Share: cost of revenue includes cost of devices, networking charges, and revenue share arrangements.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $45,804 and $69,664, which are included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through date of auditor's report, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASC 326), which requires the measurement and recognition of expected credit losses for financial assets. The Company adopted this standard in 2023; adoption did not have a material impact as the Company's financial assets consist primarily of cash and a related-party loan receivable considered collectible.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (ASC 470) and Derivatives and Hedging (ASC 815). The Company evaluated its Simple Agreements for Future Equity (SAFEs) under this guidance and concluded debt classification was appropriate.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes. Adoption did not have a material impact on the Company's financial statements.

The Company adopted ASC 842, Leases, effective January 1, 2022. The adoption did not have a material impact on the Company's financial statements as the Company does not currently maintain any lease arrangements.

Management does not believe other recently issued ASUs will have a material impact on the Company's financial statements

Note 3. Details of Certain Assets and Liabilities

Other current assets consist of the following items:

	December 31, 2024	December 31, 2023
Prepaid Expenses	$ 26,394	$ 108,732
Undeposited Funds	-	1,100
Advanced Customer Billings	-	735
Total Current Assets	**$ 26,394**	**$ 110,567**

Edison Interactive Holdings, Inc.
Notes to Financial Statements
As of and For the Years Ended December 31, 2024 and 2023

Other non-current assets consist of the following items:

	December 31, 2024	December 31, 2023
Deposits	$ 3,149	$ 16,656
Total noncurrent assets	**$ 3,149**	**$ 16,656**

Note 4: Property, Equipment and Intangibles

Property and Equipment

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023
Computer Equipment	$ 102,794	$ 100,086
Furniture	74,638	74,638
Telematics Devices	34,020	34,020
Edison TV Equipment	55,802	55,802
Total Property and Equipment, at Cost	**267,253**	**264,545**
Accumulated Depreciation	(210,745)	(167,392)
Total Property and Equipment, Net	**$ 56,508**	**$ 97,153**

Depreciation expense for the years ended December 31, 2024 and 2023 was $43,353 and $65,182, respectively.

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Intangibles

Intangibles, net consist of the following:

	December 31, 2024	December 31, 2023
Software	$ 49,434	$ 49,434
Technology Acquisitions	190,000	190,000
Intangibles, at Cost	**239,434**	**239,434**
Accumulated Amortization	(208,512)	(192,378)
Intangibles, Net	$ **30,922**	$ **47,056**

Amortization expense for the years ended December 31, 2024 and 2023 was $16,133 and $47,056, respectively.

Aggregate amortization expense for the five succeeding fiscal years is estimated as follows:

As of December 31	2025	2026	2027	2028	2029
Software	$ 49,434	$ 49,434	$ 49,434	$ 49,434	$ 49,434
Technology Acquisitions	190,000	190,000	190,000	190,000	190,000
Intangibles, at Cost	**239,434**	**239,434**	**239,434**	**239,434**	**239,434**
Accumulated Amortization	(224,645)	(239,434)	(239,434)	(239,434)	(239,434)
Amortization Expense	$ **16,133**	$ **14,789**	$ -	$ -	$ -
Weighted-Average Average Amortization Period (years)	3	3	3	3	3

Edison Interactive Holdings, Inc.
Notes to Financial Statements
As of and For the Years Ended December 31, 2024 and 2023

Note 5: Debt

Convertible Promissory Notes

As of December 31, 2024, and 2023, the Company had outstanding convertible promissory notes (the "Notes") with an aggregate principal balance of **$3,200,000** and **$3,200,000**, respectively.

Summary of Terms
The convertible notes are issued by one lender. The following table summarizes the outstanding convertible debt:

						December 31, 2024			December 31, 2023		
Lender	Issue Date	Principal	Maturity Date	Interest Rate	Valuation Cap	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
Edison Loan LLC	07/22/22	$ 750,000	07/01/25	10%	50,000,000	$ 750,000	$ -	$ 750,000	$ -	$ 750,000	$ 750,000
Edison Loan LLC	09/02/22	750,000	07/01/25	10%	50,000,000	750,000	-	750,000	-	750,000	750,000
Edison Loan LLC	05/31/23	1,000,000	07/01/25	13%	50,000,000	1,000,000	-	1,000,000	-	1,000,000	1,000,000
Edison Loan LLC	08/07/23	500,000	07/01/25	13%	50,000,000	500,000	-	500,000	-	500,000	500,000
Edison Loan LLC	10/24/23	200,000	07/01/25	13%	50,000,000	200,000	-	200,000	-	200,000	200,000
		$ 3,200,000				$3,200,000	$ -	$3,200,000	$ -	$3,200,000	$3,200,000

Lender	Issue Date	Principal	Maturity Date	Interest Rate	Valuation Cap
Edison Loan LLC	07/22/22	$ 750,000	07/01/25	10%	50,000,000
Edison Loan LLC	09/02/22	750,000	07/01/25	10%	50,000,000
Edison Loan LLC	05/31/23	1,000,000	07/01/25	13%	50,000,000
Edison Loan LLC	08/07/23	500,000	07/01/25	13%	50,000,000
Edison Loan LLC	10/24/23	200,000	07/01/25	13%	50,000,000

Conversion Features
The lender has the option to convert all or a portion of the outstanding notes into shares of Company Preferred Stock at a post-money enterprise value of $50,000,000.

Interest Payments
The convertible notes require monthly interest payments, which the company has been paying timely in accordance with the terms of the notes.

Edison Interactive Holdings, Inc.
Notes to Financial Statements
As of and For the Years Ended December 31, 2024 and 2023

Derivate Liabilities – Simple Agreements for Future Equity (SAFEs)

The Company has issued Simple Agreements for Future Equity (SAFEs) to various investors. These instruments represent the right to acquire shares of the Company's capital stock upon the occurrence of a future equity financing of a specified size (a "Qualified Financing") or a liquidity event, subject to certain valuation caps and/or discounts.

Fair Value Measurement

The Company analyzes its SAFEs under ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*, to determine the appropriate accounting classification. Based on this analysis, the SAFEs have been determined to represent derivative liabilities and are accounted for at fair value on a recurring basis, with changes in fair value recorded in the statement of operations.

The fair value of the SAFE derivative liability is measured in accordance with ASC 820, *Fair Value Measurement*. The fair value is determined using a probability-weighted expected return method (PWERM), which considers multiple potential scenarios for the Company: a Qualified Financing, a Liquidity Event (Sale or IPO), and a Dissolution Event.

The valuation incorporates inputs that are unobservable and reflect the Company's assumptions, classifying the fair value measurement as Level 3 within the ASC 820 hierarchy.

Fair Value Valuation Adjustment

The **Fair Value Valuation Adjustment** recognized in the statement of operations reflects the change in the estimated fair value of the SAFE derivative liability from the prior measurement date. This adjustment is primarily driven by:

1. **Changes in Probability-Weighted Scenarios:** Adjustments to the probability and timing of a Qualified Financing or Liquidity Event.
2. **Changes in Discounted Company Valuation:** Updates to the underlying fair value of the common stock (as determined by a 409A valuation) and the application of a discount rate to reflect the non-marketability of the instruments.

The following table summarizes the SAFEs outstanding and the respective valuation of the instruments.

	December 31, 2024	December 31, 2023
Fair Value of SAFE Derivative	$ 2,738,226	$ 2,281,855

Note 6. Capital Stock

<u>Common Stock</u>

The Company has the authority to issue up to 34,000,000 shares of $0.0001 par value common stock. Holders of the Company's common stock are entitled to one vote for each share, to dividends if and when declared by the Board of Directors, and to share ratably in the Company's assets upon liquidation, subject to the rights of any preferred stockholders.. As of December 31, 2024 and December 31, 2023 16,252,785 shares of common stock were issued and outstanding.

<u>Preferred Stock</u>

The Company has the authority to issue up to 8,443,935 shares of $0.0001 par value preferred stock. Each share of preferred stock may be convertible into shares of common stock. As of December 31, 2024 and December 31, 2023 4,804,591 shares of preferred stock were issued and outstanding.

Note 7. Stock-Based Compensation

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 shares of Common Stock pursuant to the Plan, which provides for the grant of shares stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2024	2023
Expected term	5.97	5.97

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Volatility		68.18%		68.18%
Interest rate		3.66%		3.66%
Fair value	$	0.39	$	0.39

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding Options at January 1, 2023	**780,011**	**$ 2.18**	**7.94**
Exercisable Options at January 1, 2023	**268,245**	**$ 0.94**	**4.76**
Granted	145,000	$ 3.35	-
Exercised	-	-	-
Forfeited	(304,680)	$ 3.43	-
Expired	(75,666)	$ 1.76	-
Outstanding Options at December 31, 2023	**544,665**	**$ 1.85**	**7.58**
Exercisable Options at December 31, 2023	**292,160**	**$ 1.14**	**6.57**
Granted	-	-	-
Exercised	-	-	-
Forfeited	(75,000)	$ 3.43	-
Expired	(184,665)	$ 0.94	-
Outstanding Options at December 31, 2024	**285,000**	**$ 2.02**	**7.29**
Exercisable Options at December 31, 2024	**203,745**	**$ 1.90**	**7.22**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

The following share-based compensation has been recognized:

	For the year ended	
	December 31, 2024	December 31, 2023
Recognized Stock-Based Compensation	$ 36,600	$ 37,842
Unamortized Stock-Based Compensation	$ 35,813	$ 100,796
Weighted average of remaining amortization period	1.23	2.56

Note 8. Related Party Transactions

GN Media, LLC

The Company has a corporate relationship with GN Media, LLC ("GN Media") wherein GN Media LLC receives a commission of revenues earned from golf properties and golf cart owners by the Company in exchange for having arranged the relationships with said properties. GN Media also pays the Company a platform fee for the use of its technology. As of December 31, 2024, two members of the Company's Board of Directors were beneficial owners of GN Media.

The Company had a related party receivable from GN Media in connection with regular business operations and corresponding accounts receivable amounting to $0 and $166,694 for the years ended December 31, 2024 and 2023, respectively.

Edison Loan, LLC

Convertible Notes issued by the Company are outstanding to Edison Loan, LLC, a member of which is also a member of the Company's Board of Directors.

As of December 31, 2024 and December 31, 2023 a total of $3,200,000 has been outstanding, detailed as follows:

Lender	Issue Date	Principal	Maturity Date	Interest Rate	Valuation Cap
Edison Loan LLC	7/22/2022	750,000	7/1/2025	10%	50,000,000
Edison Loan LLC	9/2/2022	750,000	7/1/2025	10%	50,000,000
Edison Loan LLC	5/31/2023	1,000,000	7/1/2025	13%	50,000,000
Edison Loan LLC	8/7/2023	500,000	7/1/2025	13%	50,000,000
Edison Loan LLC	10/24/2023	200,000	7/1/2025	13%	50,000,000

All terms of outstanding loans are deemed comparable to market rates. For the years ended December 31, 2024 and 2023 interest in the amount of $384,784 and $326,636, respectively was paid to Edison Loan, LLC.

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 9. Income Taxes

The company has incurred losses every year since inception and thus has not incurred income tax expenses. The Net Operating Losses are carried forward into future years to be offset against future net income.

As of December 31, 2024 and 2023 , the company has the following deferred tax asset and liability balances.

	December 31, 2024	December 31, 2023
Deferred Tax Asset	1,184,647	1,184,647
Valuation Allowance	(1,184,647)	(1,184,647)
Net Deferred Tax Asset	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. The Company is taxed as a C-Corporation.

Note 10. Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Note 11. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

In accordance with ASC 205-40, management evaluated whether conditions or events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

As of December 31, 2024, the Company had an accumulated deficit of approximately $8.8 million and a working capital deficit of approximately $2.5 million. The Company has historically generated losses from operations and continues to rely on external financing to support its operations and fund its growth. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Management plans to address these conditions by seeking additional capital through equity or debt financings and by continuing to grow revenue from the Company's digital advertising and platform services while managing operating expenses. As part of these efforts, the Company is pursuing a capital raise under Regulation Crowdfunding ("Regulation CF") through an online investment platform. The Company intends to use the proceeds from the offering, if successful, to support working capital needs and ongoing operations. While management believes that these plans are intended to mitigate the conditions that raise substantial doubt about the Company's ability to continue as a going concern, there can be no assurance that the Regulation CF offering or other financing efforts will be successful or that sufficient capital will be available when needed.

Accordingly, substantial doubt about the Company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Edison Interactive Holdings, Inc.

Notes to Financial Statements

As of and For the Years Ended December 31, 2024 and 2023

Note 12. Subsequent Events

The Company has evaluated subsequent events and transactions through [date of auditor's report], the date the financial statements were available for issuance, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements.

Edison Crowdfunding Vehicle, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY
ENDED FEBRUARY 4, 2026 (INCEPTION)



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Edison interactive Holdings Inc.
State of Delaware

Opinion

We have audited the financial statements of Edison Crowdfunding Vehicle, LLC. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (February 4, 2026), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (February 4, 2026), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 10, 2026
Calabasas, California

Edison Crowdfunding Vehicle, LLC

Balance Sheet

	Inception February 4, 2026
As of (In, $US)	
ASSETS	
CURRENT ASSETS:	
Cash	$ -
Total Current Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES AND MEMBERS' EQUITY/ (DEFICIT)	
CURRENT LIABILITIES:	
	$ -
Total Current Liabilities	**-**
TOTAL LIABILITIES	**-**
MEMBERS' EQUITY / (DEFICIT)	
Members' Equity / (Deficit)	-
Total Members' Equity / (Deficit)	**-**
TOTAL LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)	**$ -**

Edison Crowdfunding Vehicle, LLC

Statement of Operations

	For the one day ended February 4, 2026
REVENUES:	
Cost of Revenue	$ -
Gross Profit / (Loss)	-
OPERATING EXPENSES:	
General and Administrative	-
Total Operating Expenses	$ -
Operating Income/(Loss)	$ -
Income/(Loss) Before Provision for Income Taxes	
Provision/(Benefit) for Income Taxes	-
NET INCOME (LOSS)	$ -

Edison Crowdfunding Vehicle, LLC

Statement of Stockholders' Equity

	Members' Equity / (Deficit)
(In, $US)	
Inception Date - February 4, 2026	$ -
Net Income / (Loss)	-
Balance, February 4, 2026	$ -

Edison Crowdfunding Vehicle, LLC

Statement of Cash Flows

(In, $US)	For the one day ended February 4, 2026
Cash Flow From Operating Activities	
Net Income / (Loss)	$ -
Net Cash Provided / (Used in) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided / (Used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided / (Used in) Financing Activities	-
Change in Cash	
Cash - Beginning of day	-
Cash - End of day	$ -

SUPPLMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$ -
Cash Paid for Taxes	$ -

Edison Crowdfunding Vehicle, LLC

Notes to Financial Statements as of and for the one day ended February 4, 2026

1. Nature of Operations

Edison Crowdfunding Vehicle, LLC was formed on February 4, 2026, in the state of Delaware. The financial statements of Edison Crowdfunding Vehicle, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Edison Crowdfunding Vehicle, LLC is a Delaware-based company formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The Company's sole purpose is to acquire, hold, and dispose of securities issued by Edison Interactive Holdings, Inc. with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The Company is managed by Edison Interactive Holdings, Inc. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period; actual results could differ from those assumptions.

Edison Crowdfunding Vehicle, LLC

Notes to Financial Statements as of and for the one day ended February 4, 2026

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of February 4, 2026, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. Equity

No membership units have been issued and were outstanding as of February 4, 2026.

Voting Rights

Members do not have direct control over the operations of the Edison Crowdfunding Vehicle, LLC. The Company is managed by Edison Interactive Holdings, Inc. which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

Distribution Rights

The Company is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Edison Interactive Holdings, Inc. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Edison Crowdfunding Vehicle, LLC accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the Company, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of February 04, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. Related Party Transactions

There are no related party transactions as of and for the one day ended February 4, 2026.

6. Subsequent Events

There were no other events that required an adjustment or disclosure to these financial statements.

Edison Crowdfunding Vehicle, LLC

7. Going Concern

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

PDF of Campaign Landing Page

EDISON INTERACTIVE

Opportunity Innovation Traction Perks Team FAQs Discussion **INVEST NOW**

PROVEN IN GOLF. SET TO TRANSFORM SCREENS EVERYWHERE.

From the pioneers behind golf-GPS tech, our new connected, AI-powered platform redefines the on-course experience for the modern era. Whether it's watching and betting on live sports in your car or on the industry's first 3D-GPS system, screens become dynamic media and entertainment hubs.

- Live across **55k+ screens**, including 250+ golf courses
- **$60M+** in lifetime platform revenue
- Four-time Inc **5000**, two-time **Deloitte Fast 500** honoree

Proven in golf and already live in world-class hotel properties. Invest before our platform expands to stadiums, arenas, and beyond.

INVEST NOW $1.00 $1,000
Share Price   Min. Investment

SEC Filings   Offering Circular   Investor Education

OPPORTUNITY

GOLF COURSES AND PREMIUM VENUES ARE OVERDUE FOR DISRUPTION

Golf courses have used cart-mounted screens for years, but the experience has barely evolved. Golfers now live in a world of streaming, live sports, and personalized digital experiences, yet the screens they encounter on the course feel disconnected from how people actually consume content today. This same gap exists across hospitality, stadiums, arenas, and other premium environments, creating a massive opportunity for a unified, next-generation platform that brings intelligence, personalization, and modern experiences to screens outside the home.

INNOVATION

IMMERSIVE SCREEN EXPERIENCES WITH

Golf courses have used cart-mounted screens for years, but the experience has barely evolved. Golfers now live in a world of streaming, live sports, and personalized digital experiences, yet the screens they encounter on the course feel disconnected from how people actually consume content today. This same gap exists across hospitality, stadiums, arenas, and other premium environments, creating a massive opportunity for a unified, next-generation platform that brings intelligence, personalization, and modern experiences to screens outside the home.

INNOVATION

IMMERSIVE SCREEN EXPERIENCES WITH

At the core is an AI-driven personalization layer that adapts to how people engage, improving relevance and performance over time. Guests get experiences that feel tailored and intuitive. Operators gain high-engagement digital channels that elevate satisfaction and unlock new ways to reach their audiences.

TRACTION

PARTNERED WITH VERIZON, DISH NETWORK, DISNEY, AND MORE

Edison's already earning attention and dollars with some of the top names in golf, hospitality, and entertainment.

55,000+	$60M	RESELLER PARTNERSHIP WITH
screens live across golf courses and hotels	in revenue to date	verizon to bring EdisonTV into pro sports arenas and stadiums

ADVERTISING INTEGRATIONS WITH   HOTEL DEPLOYMENTS AT

PARTNERED WITH VERIZON, DISH NETWORK, DISNEY, AND MORE

Edison's already earning attention and dollars with some of the top names in golf, hospitality, and entertainment.

55,000+	$60M	RESELLER PARTNERSHIP WITH
screens live across golf courses and hotels	in revenue to date	verizon to bring EdisonTV into pro sports arenas and stadiums

ADVERTISING INTEGRATIONS WITH   HOTEL DEPLOYMENTS AT

EXPANSION

SCALING EDISON ACROSS HOTELS, STADIUMS, AND 400,000+ SCREENS

There are over 20 million screens across golf courses and hotels alone. Your investment will help accelerate deployments and expand into new high-value markets, with the goal of engaging 100M viewers across 400,000+ screens.

MARKET EXPANSION:
Already live in golf and hospitality, with planned expansion into stadiums, arenas, airports, cruise lines, and premium event venues.

FUNDED INSTALLATIONS
Help cover upfront install costs to remove friction for operators and lock in long-term contracts.

SALES & PLATFORM MONETIZATION:
Invest in scaling the media sales team to unlock more revenue from screens already live.

COMPETITIVE ADVANTAGE

NEXT-LEVEL EXPERIENCES. BUILT-IN REVENUE.

Most legacy systems rely on outdated tech, offer little personalization, and completely lack built-in monetization tools. That leaves consumers wanting or turning elsewhere for desired content and operators leaving money on the table. But Edison creates a whole new experience for users, golf courses, hotels, and stadiums in an established market while opening new revenue streams and positioning the company for future growth. Here's how:

GOLF - CART-BASED EXPERIENCES | HOTELS - IN-ROOM ENTERTAINMENT | STADIUMS - SUITE-BASED EXPERIENCE

Feature	Edison Golf	Legacy Systems (e.g. Club Car, Visage GPS)
Advanced GPS experience	3D course views, smart overlays, real-time adjustments	Basic GPS with yardage, green layout, and hole map
Live sports & entertainment	Yes	Not available
Targeted in-cart advertising	Dynamic, personalized, and sponsor-integrated ads	Mostly static ads or logo placements
Real-time weather & scoring	Integrated scoring, live weather, and player data	Available in some systems, limited interactivity
Integrated content + sponsorships	Unified platform with video, music, and branded content	Not designed for content delivery
Monetization for course operators	Revenue sharing from media and ads	No monetization support for operators

EDISON INTERACTIVE
THE OPERATING SYSTEM FOR REAL-WORLD SCREENS

GET THE INVESTOR DECK

Enter your email   **DOWNLOAD DECK**

BUSINESS MODEL

WE REMOVE THE COST BARRIER AND SHARE THE UPSIDE

Instead of charging golf courses like TPC and hotels like Caesars to upgrade, we cover installation costs to remove friction for adoption. From there, we earn recurring revenue from every screen we power. More screens mean more impressions, more data, higher demand, and stronger operator relationships. It's a model designed to grow more valuable with every deployment.

Platform Fees
Monthly recurring per-screen SaaS-style payments from operators under long-term contracts.

Media & Advertising Revenue
High-margin revenue from programmatic ads and premium brand placements.

Content Licensing & Distribution
Revenue share agreements from partnerships with major entertainment brands.

01

02

03

EXCLUSIVE INVESTOR PERKS

UNLOCK UP TO 15% BONUS SHARES 28 Days 09 Hrs 50 Mins 14 Secs

Invest	Receive	
$1,000+	5% Bonus Shares	INVEST NOW
$2,500+	8% Bonus Shares	INVEST NOW
$5,000+	10% Bonus Shares	INVEST NOW
$10,000+	12% Bonus Shares	INVEST NOW
$25,000+	15% Bonus Sh	INV

Perks shown above are cumulative of the time-based and amount-based perks. If you're eligible for more than one perk, we'll apply all applicable perks together whenever allowed, **up to the maximum bonus share limit disclosed in our Form C and offering materials**.

INVESTING IN EDISON INTERACTIVE

Transform every screen into a dynamic, AI-driven channel that enhances the user experience and grows your bottom line.

Click play to watch an explainer on the Edison Interactive opportunity.



03:14

TEAM

GOLF LEGENDS AND PIONEERS, A $1.2B PRIOR EXIT

Our leadership team brings deep experience across golf, technology, and large-scale platform growth, with a track record of building, scaling, and exiting successful companies.

Nick Stanitz-Harper
CEO & Co-Founder
READ MORE

Allen Dove
Chief Technology Officer
READ MORE

Josh Cariveau
Chief Operating Officer
READ MORE

David Chessler
Board Member
READ MORE

Gary Cohen
Board Member
READ MORE

FREQUENTLY ASKED QUESTIONS

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

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EDISON INTERACTIVE

Sources
1. https://pmarketresearch.com/it/digital-signage-design-services-market/
Disclaimers
2. Estimated using a combination of industry reports, public data on global hotel room counts, and assumed screen penetration across golf facilities.

Past performance is not a guarantee of future results. Current performance may be lower or higher than the performance quoted.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

EXHIBIT C
Subscription Agreement with Crowdfunding Vehicle and Issuer

EDISON INTERACTIVE HOLDINGS, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

EDISON INTERACTIVE HOLDINGS, INC.
383 N. CORONA ST, SUITE 220
DENVER, CO 80218

Ladies and Gentlemen:

Background. The undersigned understands that Edison Interactive Holdings, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Intermediary's (as defined below) website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). DealMaker Securities LLC (the "**Intermediary**") is registered with the Securities and Exchange Commission (the "**SEC**"), and a member of the Financial Industry Regulatory Authority. Additionally, Investor will be required to pay an Investor Processing Fee of 2.5% of the Investor's subscription amount (the "**Investor Processing Fee**") to the Company at the time of the subscription to offset transaction costs. A portion of this fee is paid to the Intermediary. The Company will pay the Intermediary a commission equal to 8.5% of gross monies raised in the Offering, which amount will be offset by the Investor Processing Fee. Investor should carefully review the Form C and the accompanying Offering Statement, which are available on the Company's investor website page for the Offering at https://invest.edisoninteractive.com (the "**Deal Page**").

Edison Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "**Investor**") is interested in making an investment in the Company. In connection with the foregoing, the Investor has received the Form C pursuant to which the Company is offering up to 1,235,000 shares of its Class B Non-Voting Common Stock, $0.0001 par value per share (the "**Securities**") at a purchase price of $1.00 per share. The minimum amount or target amount to be raised in the Offering is $10,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,235,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a basis to be determined by the Company's management. The Company is offering the Securities to prospective investors through the Intermediary.

1. Subscription. Subject to the terms of this Subscription Agreement (this "**Agreement**") and the Form C and related Offering Statement, the Investor hereby subscribes to purchase the number of Securities as indicated through the Intermediary's platform, at the stated price of $1.00 per share and added

to that the Investor Processing Fee, which shall equal the aggregate purchase price in the manner specified in the Form C and Offering Statement. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. The Investor may not subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Intermediary's website (the "**Offering Deadline**").

      2.   <u>Closing</u>.

      (a)   <u>Closing</u>. Subject to this Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Agreement (the "**Closing**") shall take place through the Intermediary within five Business Days after the Offering Deadline (the "**Closing Date**").

      (b)   <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

      (i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

      (ii)   at the time of the Closing, the Company shall have received into the escrow account established with the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

      (iii)   the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

      3.   <u>Termination of the Offering; Other Offerings</u>. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

      4.   <u>Representations</u>. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company as of the date hereof:

      (a)   The Investor is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Securities issued by the Company in one or more offerings made in compliance with 17 C.F.R. §§ 227.100 through 227.504 (Regulation Crowdfunding). The Investor will remain in compliance with 17 C.F.R. § 270.3a–9 for so long as the Investor holds the Securities.

      (b)   Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

      (c)   The Investor acknowledges and agreed to having reviewed the Deal Page, and has been informed of the Investor's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Agreement is accepted by the Company there is no cancellation right. The Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company. The Investor acknowledges that it has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation Crowdfunding offering and the manner in which it is received.

(d) The Investor acknowledges and agrees to having reviewed the Company's (i) Amended and Restated Certificate of Incorporation, attached as Exhibit E to the Form C ("**Charter**"), and (ii) Bylaws, attached as **Exhibit A** hereto ("**Bylaws**"), and further acknowledges and agrees that the Charter and/or Bylaws may be amended and/or restated from time to time.

(e) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities.

(f) Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g) Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Securities.

(h) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, the escrow agent or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(i) The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(j) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(l)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(m)   The Investor has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(n)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(o)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(p)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Investor to the Company or the Intermediary) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(q)   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(r)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(s)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the subscription amount.

(v)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this Agreement and the Securities to be acquired hereunder by the Investor hereunder.

5.   Irrevocable Proxy and Power of Attorney. Investor hereby constitutes and appoints as the proxy of the Investor and hereby grants a power of attorney and right to the Chief Executive Officer of the Company to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect to the Securities, if any, that now are or hereafter may be owned by the Investor, whether directly or indirectly, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Securities**"). The proxy and power of attorney identified above is hereby authorized and empowered by the Investor to act as Investor's proxy and attorney-in-fact to vote, and consent with respect to, the total number of Proxy Securities in respect of the Investor at every annual and special meeting of the stockholders of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals and waivers on any matter submitted to the Investor or any other class of shares of the Company for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents under the Charter, Bylaws, applicable law or as otherwise authorized thereunder). Any and all prior proxies and power of attorney given by the Investor with respect to the Securities or the Proxy Securities are hereby revoked and Investor shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the Proxy Securities, deposit any of the Proxy

Securities into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Securities, in each case, with respect to any of the matters set forth herein. The foregoing proxy and power of attorney, and each of them, is coupled with an interest and shall be irrevocable until, the earlier of (i) the termination of the Investor in accordance with the Investor's operating agreement or (ii) the Investor no longer holds any Securities in the Company, upon which date this proxy shall terminate, but until such date, it shall remain in full force and effect.

6. <u>HIGH RISK INVESTMENT</u>. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with its own advisor regarding legal matters and tax consequences involving this investment.

7. <u>Company Representations</u>. The Company represents and warrants as follows:

(a) <u>Corporate Power</u>. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Investor pursuant to this Agreement.

(b) <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Charter, the Bylaws or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Charter and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(e) <u>Consents</u>. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or stockholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(f)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia

(g)   Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Agreement.

8.   Indemnification. The Investor agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

9.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Investor (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable.

11.   Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the Investor's address provided to the Intermediary or to the Company at the address set forth at the beginning of this Agreement, or such other place as the Investor or the Company from time to time designate in writing.

13.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16.   Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17.   Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

18.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22.   Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23.   Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

24.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Agreement to be false or incorrect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

Number of Securities: _____

Aggregate Subscription Amount: _____

COMPANY:

EDISON INTERACTIVE HOLDINGS, INC.

By:_____
Name: Nick Stanitz-Harper
Title: Chief Executive Officer

Read and Approved (For IRA Use Only):   **INVESTOR:**

EDISON CROWDFUNDING VEHICLE, LLC
By: Edison Interactive Holdings, Inc., its Manager

By:_____   By:_____
                                Name: Nick Stanitz-Harper
                                Title: Chief Executive Officer

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A
Bylaws

BYLAWS

OF

EDISON INTERACTIVE HOLDINGS, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. **Registered Office**. The registered office of the corporation in the State of Delaware shall be 1209 Orange Street, City of Wilmington, County of New Castle, 19801 or in such other location as the Board of Directors may from time to time determine or the business of the corporation may require.

Section 2. **Other Offices**. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. **Corporate Seal**. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. **Place of Meetings**. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("**DGCL**").

Section 5. **Annual Meeting**.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to

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holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

　　　　(c)　　　　Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

　　　　(d)　　　　Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "*SEC*") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. **Special Meetings**.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the Board of Directors or (iv) by the holders of shares entitled to cast not less than 20% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. **Notice of Meetings**. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not

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lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. **Quorum**. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. **Adjournment and Notice of Adjourned Meetings**. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. **Voting Rights**. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. **Joint Owners of Stock**. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) shall have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. **List of Stockholders**. The Secretary shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. **Action Without Meeting**.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consent is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

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(d) An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14.   Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

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ARTICLE IV

DIRECTORS

Section 15. **Number and Term of Office**. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. **Powers**. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. **Term of Directors**. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. **Vacancies**. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. **Resignation**. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

Section 20. **Removal**. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative

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vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

Section 21.   Meetings

(a)   **Regular Meetings**.   Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b)   **Special Meetings**.   Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c)   **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e)   **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22.   Quorum and Voting.

(a)   Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving; *provided, however*, that such number shall never be less than 1/3 of the total number of directors except that when one director is authorized, then one director shall constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors shall have more or

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less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

(b)   At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23.   Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24.   Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25.   Committees.

(a)   **Executive Committee**. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b)   **Other Committees**. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c)   **Term**. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a

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quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings**. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. **Organization**. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

<center>ARTICLE V</center>

<center>OFFICERS</center>

Section 27. **Officers Designated**. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. **Tenure and Duties of Officers**.

(a) **General**. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

<center>10.</center>

(b) **Duties of Chairman of the Board of Directors**. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer and no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section.

(c) **Duties of Chief Executive Officer**. The Chief Executive Officer shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Duties of President**. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) **Duties of Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **Duties of Secretary**. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) **Duties of Chief Financial Officer**. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 29.   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30.   Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31.   Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
OF SECURITIES OWNED BY THE CORPORATION

Section 32.   Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33.   Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

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Section 34.   Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 35.   Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36.   Restrictions on Transfer.

(a)   No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "*Transfer*") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.   Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b)   If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 37 of these Bylaws.

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(c) At the option of the corporation, the stockholder shall be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(e) The foregoing restriction on Transfer shall not apply to the Transfer of shares of Preferred Stock or to the Transfer of any shares of Common Stock issued upon the conversion of any shares of Preferred Stock.

(f) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "***1933 Act***").

(g) The certificates representing shares of Common Stock of the corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 37. **Right of First Refusal**. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 37, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than

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cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e)   In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 36 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Bylaw in the same manner as before said Transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(1)   A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this Bylaw;

(3)   A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4)   A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5)   A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6)   A stockholder's Transfer of shares of Preferred Stock of the corporation (or any shares of Common Stock issued upon conversion thereof);

(7)   A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(8)   A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there shall be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

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(g) The provisions of this Bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of Common Stock of the corporation that are subject to the right of first refusal in paragraph (a) of this Section shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement shall control.

Section 38. **Fixing Record Dates**.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 39. **Registered Stockholders**. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

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Section 40. **Execution of Other Securities**. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

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ARTICLE IX

DIVIDENDS

Section 41.   Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42.   Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 43.   Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 44.   Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a)   Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b)   Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c)   Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

        (d)   **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) **Non-Exclusivity of Rights**. The rights conferred on any person by this Section shall not be exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) **Survival of Rights**. The rights conferred on any person by this Section shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance**. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) **Amendments**. Any repeal or modification of this Section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) **Saving Clause**. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the

request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 45. **Notices**.

(a) **Notice to Stockholders**. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) **Notice to Directors**. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Methods of Notice**. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) **Notice to Person with Whom Communication Is Unlawful**. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

        (f)   **Notice to Stockholders Sharing an Address**.   Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

        Section 46.   **Amendments**. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

        Section 47.   **Loans to Officers**. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

        Section 48.   **Forum**. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

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EXHIBIT D
Subscription Agreement with Crowdfunding Vehicle and Investor

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Re: Purchase of Units in Edison Crowdfunding Vehicle, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "**Subscriber**") understands that Edison Interactive Holdings, Inc., a Delaware corporation (the "**Issuer**"), is conducting an offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. The offering is made to both accredited and non-accredited investors pursuant to the Form C jointly filed by the Crowdfunding Vehicle (as defined below) and the Issuer with the U.S. Securities and Exchange Commission ("**SEC**") and the offering memorandum included therein (the "**Form C**"), and is being made available on the Intermediary's (as defined below) website. DealMaker Securities LLC (the "**Intermediary**") is registered with the SEC and a member of the Financial Industry Regulatory Authority. The Subscriber should carefully review the Form C, which is available on the Issuer's investor website page for the Offering at https://invest.edisoninteractive.com (the "**Portal**").

The Subscriber understands that the Issuer is offering up to 1,235,000 shares of its Class B Non-Voting Common Stock (each a "**Issuer Security**" and collectively, the "**Issuer Securities**") at a purchase price of $1.00 per Issuer Security. The minimum amount or target amount to be raised in the offering is $10,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,235,000 (the "**Maximum Offering Amount**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline (as defined in the Form C), no Issuer Securities or Units will be sold in the offering, investment commitments will be canceled and committed funds will be returned. If the offering is oversubscribed beyond the Target Offering Amount, the Issuer will sell Issuer Securities on a basis to be determined by the Issuer's management. The Issuer is offering the Issuer Securities to prospective investors through the Intermediary. Additionally, the Crowdfunding Vehicle will be required to pay an Investor Processing Fee of 2.5% of the Crowdfunding Vehicle's subscription amount (the "**Investor Processing Fee**") to the Issuer at the time of the subscription to offset transaction costs. In connection therewith and the offering of the Units hereunder, the Subscriber understands that the Subscriber will be required to pay a fee of 2.5% of such Subscriber's subscription amount to the Crowdfunding Vehicle at the time of subscription, which such amount will be used to offset the Crowdfunding Vehicle's Investor Processing Fee. A portion of the Investor Processing Fee is paid to the Intermediary. The Issuer will pay the Intermediary a commission equal to 8.5% of gross monies raised in the offering, which amount will be offset by the Investor Processing Fee.

The Subscriber understands that Edison Crowdfunding Vehicle, LLC, a Delaware limited liability company (the **"Crowdfunding Vehicle"**), is offering up to 1,235,000 Units (the "**Units**" and each a "**Unit**"). The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"), by the Issuer to facilitate its offering under Regulation Crowdfunding. All of the proceeds received by the Crowdfunding Vehicle in this offering will be used to purchase Issuer Securities, and the total number of Units issued in this offering will correspond on a one-to-one basis to the Issuer Securities acquired by the Crowdfunding Vehicle. The Crowdfunding Vehicle is offering the Units to prospective investors through the Intermediary via the Portal.

The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Crowdfunding Vehicle's Operating Agreement (the "Crowdfunding Vehicle Operating Agreement"), the Issuer Constituent Documents (as defined in the Crowdfunding Vehicle Operating Agreement), and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Crowdfunding Vehicle and the Issuer as follows:

1.   <u>Subscription</u>.

        (a)   On the date hereof, subject to the terms of this Subscription Agreement, the Crowdfunding Vehicle Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Crowdfunding Vehicle and, upon acceptance by the Crowdfunding Vehicle of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $1.00.

        (b)   Upon acceptance of this Subscription Agreement by the Issuer, in its capacity as manager of the Crowdfunding Vehicle (the "**Manager**"), the Subscriber shall purchase the Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement to the escrow account associated with the Form C and the offering, and the Crowdfunding Vehicle shall purchase from the Issuer, and the Issuer shall issue and sell to the Crowdfunding Vehicle, the corresponding number of Issuer Securities as the number of Units purchased by the Subscriber hereunder, subject to any bonuses, incentives or perks set forth in Form C.

2.   <u>Acceptance and Rejection of Subscriptions</u>.

        (a)   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, and for any reason or no reason. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Manager shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Crowdfunding Vehicle, and by executing this Subscription Agreement, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Crowdfunding Vehicle Operating Agreement (and grants to the Manager the power of attorney described therein to execute the Crowdfunding Vehicle Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Subscriber Representations and Warranties.   The Subscriber represents, warrants, and agrees to and with the Crowdfunding Vehicle and the Issuer as follows:

(a)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Form C filed with the SEC and any other information required by the Subscriber to make an investment decision. Further,

i.   Subscriber acknowledges that Subscriber has read the educational materials on the Portal, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a target deadline; however, once the Subscription Agreement is accepted by the Crowdfunding Vehicle and the Issuer there is no cancelation right;

ii.   Subscriber acknowledges that there may be promoters for this offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Vehicle and the Issuer. A promoter may be any person who promotes the offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Crowdfunding Vehicle and the Issuer; and

iii.   Subscriber acknowledges that Subscriber has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation Crowdfunding offering and the manner in which it is received.

(b)   The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article 6 of the Crowdfunding Vehicle Operating Agreement.

(c)   The Subscriber has received and reviewed a copy of the Form C, the Crowdfunding Vehicle Operating Agreement, and the Issuer Constituent Documents, and had an opportunity to ask questions of and receive answers about the Crowdfunding Vehicle and the Issuer concerning the investment in the Units. The Subscriber understands and agrees that the Crowdfunding Vehicle and Issuer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in the Units issued by the Crowdfunding Vehicle, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Crowdfunding Vehicle, the Issuer, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(e)   The Subscriber understands that neither the Units to be issued pursuant to this Subscription Agreement nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the Units. Any representation to the contrary is unlawful. The issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Crowdfunding Vehicle's and the Issuer's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(f)   The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, on the Portal and in this Subscription Agreement. In making an investment decision to invest in the Units, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(g)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Crowdfunding Vehicle.

(h)   The Subscriber has had an opportunity to review the Crowdfunding Vehicle Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Subscription Agreement by the Manager, the Subscriber will be bound by the terms and conditions of the Crowdfunding Vehicle Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Crowdfunding Vehicle Operating Agreement and the Issuer Constituent Documents. The Subscriber acknowledges that the relative rights of the Units are set forth in the Crowdfunding Vehicle Operating Agreement and the Units are subject to restrictions as contained in the Crowdfunding Vehicle Operating Agreement.

(i)   The Subscriber confirms that it is not relying and will not rely on any communication of the Crowdfunding Vehicle, the Issuer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Crowdfunding Vehicle, the Issuer, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Crowdfunding Vehicle, the Issuer, the Portal, the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement), nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that none of the Crowdfunding Vehicle, the Issuer, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(j) The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Crowdfunding Vehicle or the Issuer, whether in Form C, through the Portal, distributed by or through the Issuer or the Crowdfunding Vehicle, or otherwise. The Subscriber understands that neither the Manager, the Portal, nor the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement) is an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Manager, the Portal or the Administrator or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(k) The Subscriber has had an opportunity to ask questions of the Issuer in its capacity as the Manager, as well as in its individual capacity, regarding the business plan of the Crowdfunding Vehicle and the Issuer. The Subscriber understands that the Crowdfunding Vehicle will use all of the proceeds of this offering to invest in the Issuer Securities. Therefore, Subscriber's interest in Issuer is indirect and, in all cases, subject to the terms and limitations of the Crowdfunding Vehicle Operating Agreement, and subject to special risks inherent in the structure of the Crowdfunding Vehicle as a crowdfunding vehicle organized in accordance with Rule 3a-9, certain of which are identified in the Form C.

(l) The Subscriber understands that the Issuer's business plan is subject to change depending on a variety of circumstances, and the Issuer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Issuer sells additional Issuer Securities or other equity securities outside of the offering, the Crowdfunding Vehicle's interest in Issuer may then be diluted on a pro rata basis with other holders of Issuer Securities, and, consequentially, the Subscribers' indirect interest percent in Issuer would be subsequently reduced. There can be no assurance that Issuer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Issuer.

(m) The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Issuer, resulting in a partial or total loss of the Subscriber's investment in the Crowdfunding Vehicle. The Subscriber confirms that no representations or warranties about the Issuer's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Crowdfunding Vehicle.

(n) The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. Upon acceptance of this Subscription Agreement by the Crowdfunding Vehicle, this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(o)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Crowdfunding Vehicle has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding and the Crowdfunding Vehicle Operating Agreement.

(p)   The Subscriber confirms that all information and documentation provided to the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(q)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit A-1 if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit A-2 if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Crowdfunding Vehicle to fulfill any tax reporting or withholding requirements.

(r)   If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

4.   Irrevocable Proxy and Power of Attorney.

(a)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber hereby irrevocably constitutes and appoints the Manager, and any person(s) designated by the Manager, with full power of substitution and resubstitution, as the Subscriber's proxy and attorney-in-fact (coupled with an interest) to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone to vote and exercise any and all voting rights with respect to the Units that now are or hereafter may be owned by the Subscriber, whether directly or indirectly, and any and all other shares or securities of the Crowdfunding Vehicle issued or issuable in respect thereof on or after the date hereof, solely in the Subscriber's capacity as a member of the Crowdfunding Vehicle and solely with respect to the Units of the Crowdfunding Vehicle owned by the Subscriber and any securities issued or issuable in respect thereof (the "**Crowdfunding Vehicle Proxy Units**"), including without limitation the power to execute, deliver and file any documents and instruments contemplated by the Crowdfunding Vehicle Operating Agreement and to take any action permitted to be taken by members thereunder.

(b)   The Subscriber acknowledges that the Crowdfunding Vehicle will use the proceeds of this offering to acquire the Issuer Securities and that the Issuer Securities will be held of record by the Crowdfunding Vehicle (or its nominee). The Subscriber further acknowledges, consents to, approves and authorizes (i) the Crowdfunding Vehicle, acting through the Manager and/or its authorized representative(s), to grant an irrevocable proxy and/or enter into a voting agreement with respect to the Issuer Securities held by the Crowdfunding Vehicle in favor of the Issuer's Chief Executive Officer (or such other person(s) as may be specified in the Issuer's governing documents, including the Issuer's certificate of incorporation and bylaws, each as amended and/or restated from time to time), and (ii) the Issuer's Chief Executive Officer (and any successor thereto) to exercise all voting and consent rights associated with the Issuer Securities held by the Crowdfunding Vehicle, in each case to the fullest extent permitted under the Issuer's certificate of incorporation, bylaws and applicable law. The Subscriber agrees that this acknowledgement and approval is a material inducement to the Issuer and the Crowdfunding Vehicle in connection with the offering and the acquisition of the Issuer Securities.

(c)   Each proxy and power of attorney granted pursuant hereto is coupled with an interest, shall be irrevocable to the fullest extent permitted by law, and shall remain in effect until the earlier of (i) the termination of the Crowdfunding Vehicle in accordance with the Crowdfunding Vehicle Operating Agreement or (ii) the Subscriber no longer holds any Units in the Crowdfunding Vehicle; provided that nothing herein shall be construed as a waiver of the Issuer's compliance with the federal securities laws and the rules and regulations thereunder. The Subscriber agrees that it will not grant any proxy or enter into any arrangement inconsistent with this Section 4 with respect to the Crowdfunding Vehicle Proxy Units.

5.   <u>Reliance on Subscriber Representations and Warranties; Indemnification</u>. The Subscriber acknowledges that the Crowdfunding Vehicle, the Issuer, the Manager, and their respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, Issuer, and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this <u>Section 4</u> shall survive the acceptance of this Subscription Agreement and the sale of the Units.

6.   <u>ERISA Matters</u>.

(a)   The Subscriber understands that the value of all investments in the Crowdfunding Vehicle made through a Plan must be less than 25% of the value of the Crowdfunding Vehicle's assets. A **"Plan"** includes (i) an "employee benefit plan" as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("**ERISA**"), (ii) a "plan" with respect to which section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") applies (including individual retirement accounts ("**IRAs**")), or (iii) other entities or accounts whose assets are deemed to include assets of an employee benefit plan. If the Subscriber is investing in the Crowdfunding Vehicle through a Plan Investor and an individual or entity (the **"Fiduciary"**) has entered into this Subscription Agreement on behalf of the Plan, the Fiduciary makes the following representations, warranties, and covenants:

i. The Fiduciary is a fiduciary of the Plan Investor who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Crowdfunding Vehicle is consistent with the Fiduciary's responsibilities under ERISA or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Subscriber, and the Fiduciary agrees that, except for the representations, covenants and agreements contained in this <u>Section 5</u> all representations, covenants and agreements contained in this Agreement are made on behalf of the Subscriber who is investing through the Plan.

ii. The execution and delivery of this Agreement, and the investment contemplated hereby (i) has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust, and (ii) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments. The Fiduciary acknowledges that the assets of the Crowdfunding Vehicle will be invested in accordance with the information set forth in the Form C.

iii. The Plan's purchase and holding of Units will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Code, or any other applicable law. None of the Portal, the Manager, the Administrator, nor any of their officers, directors, shareholders, partners, managers, members, affiliates, employees, agents, or representatives: (i) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase Units, (ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

iv. The Fiduciary understands and agrees (i) to the fee arrangements described in the Crowdfunding Vehicle Information and (ii) that, to prevent the assets of the Crowdfunding Vehicle from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Subscriber may be prohibited from purchasing or acquiring Units or may be required to redeem its Units or a portion thereof.

7. <u>Anti-Money Laundering</u>.

(a) The Subscriber represents and warrants to the Crowdfunding Vehicle and the Issuer that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Crowdfunding Vehicle prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and

Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "*OFAC Sanctions List*"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Crowdfunding Vehicle, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "*prohibited persons*"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Crowdfunding Vehicle, and (iv) it will make available such information and any additional information requested by the Crowdfunding Vehicle and the Administrator that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Crowdfunding Vehicle, the Issuer, the Portal, and the Administrator, in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Crowdfunding Vehicle or the Administrator or their agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Crowdfunding Vehicle, and the Administrator are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator, it will provide such information as the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

8.   <u>Miscellaneous</u>.

(a)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(e)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Subscription Agreement will be relied upon by the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator in determining the Crowdfunding Vehicle's and the Issuer's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Crowdfunding Vehicle.

(f)   The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(g)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Crowdfunding Vehicle electronically via email, the Internet, through the Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Crowdfunding Vehicle at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Manager at nick@edisoninteractive.com or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to nick@edisoninteractive.com or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Crowdfunding Vehicle will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(h)   This Subscription Agreement shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Crowdfunding Vehicle, and shall, if the Subscriber consists of more than one person, be the joint and several obligations of all such persons.

(i)   This Subscription Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber, the Crowdfunding Vehicle, and the Issuer. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Crowdfunding Vehicle on behalf of the Crowdfunding Vehicle.

(j)   This Subscription Agreement is not transferable or assignable by the Subscriber without the prior written consent of the Crowdfunding Vehicle, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(k) The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager or the Administrator.

[SIGNATURE PAGE FOLLOWS]

OMNIBUS SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

AND

CROWDFUNDING VEHICLE OPERATING AGREEMENT OF

EDISON CROWDFUNDING VEHICLE, LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Subscription Agreement, and (b) the Crowdfunding Vehicle Limited Liability Company Agreement dated February 4, 2026 (the "*Crowdfunding Vehicle Operating Agreement*"). The undersigned agrees to be bound by the terms of the Subscription Agreement and the Crowdfunding Vehicle Operating Agreement.

The Securities being subscribed for will be owned by, and should be recorded as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Units** Aggregate Subscription Price: **$0.00 USD**
	TYPE OF OWNERSHIP:
(Name of Subscriber)	If the Subscriber is individual: / If the Subscriber is not an individual:
By: (Authorized Signature)	☐ Individual
	☐ Joint Tenant
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Crowdfunding Vehicle hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

EDISON CROWDFUNDING VEHICLE, LLC

By: Edison Interactive Holdings, Inc., its Manager

By:

Chief Executive Officer

Dated as of

Edison Interactive Holdings, Inc.

By:

Chief Executive Officer

<u>Exhibit A-I – Substitute Form W-9</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Units must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number is their TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

____

Name of Subscriber (Print or Type)

____

Tax Identification Number

____

Signature

<u>Exhibit A-II – Substitute Form W-8BEN</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number or a foreign tax identification number ("**TIN**"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Edison Crowdfunding Vehicle, LLC (the "**Crowdfunding Vehicle**")

The Investor hereby represents, warrants and certifies to the Crowdfunding Vehicle that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Crowdfunding Vehicle and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Units, the Subscriber hereby represents, warrants, covenants and certifies to the Crowdfunding Vehicle (and acknowledges that the Crowdfunding Vehicle and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Units	Issuer: Edison Crowdfunding Vehicle, LLC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Edison Crowdfunding Vehicle, LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;
☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;
☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

     (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Edison Crowdfunding Vehicle, LLC** (the "**Crowdfunding Vehicle**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Crowdfunding Vehicle that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Crowdfunding Vehicle under this agreement (the "**Securities**") by the *Crowdfunding Vehicle* to the Subscriber (or its disclosed principal, if any) may be effected by the Crowdfunding Vehicle without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Crowdfunding Vehicle to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Crowdfunding Vehicle to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Crowdfunding Vehicle to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Crowdfunding Vehicle;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Crowdfunding Vehicle shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Crowdfunding Vehicle or its counsel may request.

The Subscriber acknowledges that the Crowdfunding Vehicle is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Crowdfunding Vehicle. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Crowdfunding Vehicle to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                 (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Edison Crowdfunding Vehicle, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Edison Crowdfunding Vehicle, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT E

Issuer's Charter

Delaware

The First State



I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE RESTATED CERTIFICATE OF "EDISON INTERACTIVE
HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF
MARCH, A.D. 2026, AT 11:54 O`CLOCK A.M.



C. P. Sanchez
_____
Charuni Patibanda-Sanchez, Secretary of State

6470846 8100
SR# 20261156490

Authentication: 203331603
Date: 03-12-26

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:54 AM 03/12/2026
FILED 11:54 AM 03/12/2026
SR 20261156490 - File Number 6470846

EDISON INTERACTIVE HOLDINGS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Edison Interactive Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is Edison Interactive Holdings, Inc. . This corporation was originally incorporated pursuant to the General Corporation Law on July 7, 2017 under the name Edison Interactive Holdings, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on March 12, 2026.

By:	/s/ Nick Stanitz Harper
Name:	Nick Stanitz-Harper
Title:	Chief Executive Officer

Exhibit A

EDISON INTERACTIVE HOLDINGS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Edison Interactive Holdings, Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one director of the Corporation (the "***Series Seed Director***"), the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, will be entitled to elect four directors of the Corporation. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Original Issue Price***" means $0.0783 per share for Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES; STOCK SPLIT

Stock Split. Upon the effectiveness of this Amended and Restated Certificate of Incorporation (the "*Effective Time*"), each one (1) share of Common Stock of the Corporation, par value $.0001 per share (whether issued and outstanding, reserved for issuance, or authorized but unissued), shall automatically be reclassified and subdivided into 7.0124 fully paid and nonassessable shares of Class A Common Stock, par value $.00001 per share, without any action on the part of the holder thereof, and each one (1) share of Preferred Stock of the Corporation, par value $.00001 per share (whether issued and outstanding, reserved for issuance, or authorized but unissued), shall automatically be reclassified and subdivided into 7.0124 fully paid and nonassessable shares of Preferred Stock, par value $.00001 per share, without any action on the part of the holder thereof, and no fractional shares shall be issued in connection with the foregoing stock split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall round up to the nearest whole number of shares. Each certificate that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent that number of shares of Common Stock into which the shares represented by such certificate shall have been reclassified and subdivided, and each certificate that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent that number of shares of Common Stock into which the shares represented by such certificate shall have been reclassified and subdivided.. The stock split described above shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the stock split. The Board or any executive committee thereof is empowered to adopt further rules and regulations concerning the foregoing stock split and to appropriately adjust any options, warrants or other securities that are convertible into shares of the Corporation's Common Stock as they deem to be fair and equitable and in the best interests of the Corporation.

The total number of shares of all classes of stock that the Corporation has authority to issue is 400,000,000 shares consisting of (a) 240,000,000 shares of Class A Common Stock, par value $.00001 per share, 90,000,000 shares of Class B Non-Voting Common Stock of the Corporation, par value $0.0001 per share (the Class A Common Stock and the Class B Non-Voting Common Stock are collectively referred to as the "*Common Stock*"), and (b) 70,000,000 shares of Preferred Stock of the Corporation, par value $0.0001 per share ("*Preferred Stock*"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "*Series Seed Preferred Stock*".

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2.   **Voting.** The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Except as otherwise required by the General Corporation Law or this Certificate of Incorporation, holders

of Class B Non-Voting Common Stock shall not be entitled to vote on any matter submitted to a vote of stockholders. Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Notwithstanding the foregoing, the holders of Class B Non-Voting Common Stock shall be entitled to vote as a separate class to the extent required under Section 242(b)(2) of the General Corporation Law (including any amendment to this Restated Certificate that would alter or change the powers, preferences, or special rights of the Class B Non-Voting Common Stock so as to affect them adversely).

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 <u>Definition</u>. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than ten days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "*Bylaws*").

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 6,506,974 shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Class A Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for

Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Class A Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Class A Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Class A Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Class A Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Class A Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Class A Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Class A Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Class A Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Class A Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class A Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7.   **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VIII
BYLAW PROVISIONS

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An *"Excluded Opportunity"* means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a *"Covered Person"*), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

EXHIBIT F
Crowdfunding Vehicle's Operating Agreement

THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION, AND THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
EDISON CROWDFUNDING VEHICLE, LLC

This Crowdfunding Vehicle Operating Agreement (this "***Agreement***") of Edison Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of February 4, 2026 (the "***Effective Date***"), is adopted, executed, and agreed to, for good and valuable consideration, among the Company, the Manager (as defined below), and the Members (as defined below).

A. The Company was formed to serve as a "crowdfunding vehicle" for purposes of Rule 3a-9 (as defined below) and Rule 100 of Regulation CF (as defined below).

B. This Agreement will be the "limited liability company agreement" of the Company under the Act (as defined below) to set forth the rules, regulations, and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW, THEREFORE, in consideration of the foregoing premises, the parties to this Agreement hereby agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on ***Schedule I***.

1.2 Construction. For all purposes of this Agreement, unless otherwise required by the context, as used herein (a) the gender of words includes all genders and gender identities, (b) the singular includes the plural (and vice versa), (c) the word "***include***" and similar derivations are without limitation, (d) the words "***herein***", "***hereinafter***," and similar derivations refer to this Agreement as a whole and not any particular Article, Section, or other subdivision, (e) all dollar amounts are expressed in United States funds, (f) the term "or" means "and/or", (g) references to statutes shall include all rules and regulations promulgated thereunder, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, modifying, or replacing the statute or regulation and executive orders pertaining thereto, (h) references to any Person shall include all predecessors of such Person, as well as all permitted heirs, successors, and assigns, and (i) the captions in this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

ARTICLE 2
ORGANIZATION

2.1   Formation. The Company was formed and organized as a Delaware limited liability company by the filing of a Certificate of Formation (as may be amended or restated from time to time, the "*Certificate*") on February 4, 2026 with the Secretary of State of the State of Delaware.

2.2   Name. The name of the Company is "Edison Crowdfunding Vehicle, LLC," and all Company business shall be conducted in that name or such other name as the Manager may select.

2.3   Registered Office and Registered Agent. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate. From time to time, the Manager may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act.

2.4   Purpose. The sole purpose of the Company is to raise capital in accordance with Regulation CF by serving as a "crowdfunding vehicle" as defined in Rule 3a-9 and to utilize the Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Issuer (as defined herein) in one or more offerings conducted by the Issuer under Regulation CF (collectively, the "*Offering*"), and to engage in activities that are necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company are referred to herein as the "*Acquired Securities*." The "*Securities*" and the "*Acquired Securities*," in each case, shall include any additional securities, digital assets, rights, and other non-cash assets distributed to the Company in respect of the Acquired Securities, whether by dividend, airdrop, or otherwise.

2.5   Term. The Company's existence commenced on the effectiveness of the Certificate, and the Company will have a perpetual existence, until it is dissolved and terminated in accordance with Article 11.

2.6   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income Tax purposes, and this Agreement may not be construed to suggest otherwise.

2.7   Title to Company Assets. Title to the Acquired Securities or any other Company assets will be vested in the Company as an entity. Accordingly, no Member or Manager will have a direct ownership interest in such Company assets (including any Acquired Securities, except to the extent contemplated by Rule 3a-9). All Company assets will be recorded as the property of the Company in its books and records, irrespective of the name in which record title to any such Company asset is held.

2.8   Payment and Reimbursement of Expenses. All Operating Expenses, expenses associated with the Offering, and all other expenses or undertakings incurred by the Company for its formation, operation, or winding up, shall be paid by the Issuer in its capacity as the Manager. If the Company incurs any of the foregoing costs or undertakings directly, the Manager shall promptly reimburse or indemnify the Company for any such incurred, expenses paid by or costs or undertakings incurred by the Company. The Manager shall not receive any compensation for serving in such capacity and in providing its services hereunder.

2.9   Foreign Qualification. The Manager shall cause the Company to qualify to do business in each jurisdiction where, in the discretion of the Manager, qualification is required. The Manager has the power and authority to execute, file, and publish all certificates, notices, statements, or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company is deemed to do business.

ARTICLE 3
MEMBERS; UNITS

3.1   <u>Units; Authorization and Issuance of Units</u>.

(a)   The Manager may admit any Person as a Member from time to time in its discretion and upon such Person's signing a counterpart of this Agreement and a "Subscription Agreement" (or similar agreement) to acquire Units. Each Member, and the amount of such Member's Capital Contribution(s), shall meet any ownership limitations, restrictions, and criteria set forth in Rule 100 of Regulation CF. The admission of a Member will be effective when the Manager enters into the register of Members, which may be maintained via electronic means, including automated mediums or utilization of distributed ledger technology (the "***Register***"), the name of such Member and the Units owned by such Member. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member and to reflect any additional Capital Contributions that may be made by a Member.

(b)   The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of example and not limitation, it is expected that one Acquired Security will equate to one Unit, consistent with Rule 3a-9. Upon the Issuer effecting any in-kind dividend or distribution of the Securities to its holders, or any form of split (whether forward or reverse), combination, recapitalization, or similar event or transaction affecting the capitalization structure of the Issuer, the Units shall be adjusted (i) in a corresponding amount and manner to reflect such action in respect of the Acquired Securities and (ii) to cause the Units to maintain a one-to-one relationship with the Acquired Securities. The Units will be uncertificated unless otherwise determined by the Manager.

(c)   The names, mailing and electronic addresses, and the number of Units attributable to the Members shall be maintained by the Manager on the Register. Each Member shall promptly provide the Manager with the information required to be set forth for that Member on the Register and shall promptly notify the Manager of any change to that information. The Manager shall update the Register from time to time as necessary to accurately reflect the information therein as known by the Manager, including admission of new Members, but no update will constitute an amendment for purposes of <u>Section 12.3</u>. The Manager may permit the Issuer to contact Members directly as if such Members directly held the Acquired Securities represented by such Member's Units, and any such contact by the Issuer shall be deemed a contact by the Manager hereunder. Any reference in this Agreement to the Register will be deemed to be a reference to the Register as amended and in effect from time to time. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may engage a transfer agent, whether registered or not, to maintain the Register for Units.

3.2   <u>No Other Persons Deemed Members</u>. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of Law or otherwise) will be a Member. The Company may elect to deal only with Persons admitted to the Company as Members as provided in this Agreement (including their duly authorized representatives). Any distribution by the Company to a Person shown on the Company's records as a Member or to its legal representatives will relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

3.3   No Withdrawal or Expulsion. A Member shall not take any action to withdraw as a Member voluntarily, and a Member shall not be expelled or otherwise removed involuntarily as a Member, prior to the winding up and termination of existence of the Company, other than (a) as a result of a permitted Transfer of all of such Member's Units in accordance with Article 6 and each of the transferees of such Units being admitted as an Additional Member, (b) as otherwise expressly provided in this Agreement, or (c) as otherwise contemplated in Section 6.1 or as may be required by Law.

3.4   Admission of Additional Members.

(a)   Subject to Section 3.1(a), additional Persons may be admitted as Members to the Company, or Members may be permitted to purchase Units, from time to time in the sole discretion of the Manager and consistent with the primary purpose of the Company set forth in Section 2.4.

(b)   An Additional Member will only be admitted to the Company with all the rights and obligations of a Member if all applicable conditions of Article 6 are satisfied or waived by the Manager. The Transferor and any Person admitted as a Member in connection with a Transfer shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission as an Additional Member.

3.5   Death of a Member.   In the event of the death of any Member, the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, to the extent (and, if applicable, in the manner) permitted by the Issuer Constituent Documents; and *provided*, that any such Transferee shall be admitted as a Member only upon compliance with the provisions of Section 3.4.

3.6   Limited Liability; No Liability of Members. No Member will be personally liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of court, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company. No Member will have any responsibility or obligation to restore any deficit balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. However, if any court of competent jurisdiction orders, holds or determines that, despite this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation will be the obligation of such Member and not of any other Person.

3.7   Confidentiality.

(a)   Each Member agrees that all Confidential Information is confidential and, unless approved in advance by the Manager, will not be (i) disclosed or otherwise released to any other Person (other than to a Manager or Member for a valid business purpose), or (ii) used for any purpose other than as necessary and appropriate in carrying out the business of the Company. The obligations of the Members under this Section 3.7 do not preclude any Member from disclosing information to such Member's direct and indirect beneficial owners or representatives, *provided* that the disclosing Member shall be legally liable for any breach of the provisions of this Section 3.7 by such beneficial owners and representatives. The restrictions set forth herein do not apply to any disclosures required by applicable law, so long as (A) the Person subject to such disclosure obligations provides prior written notice (to the extent reasonably practicable) to the Company and any affected Person stating the legal basis upon which the disclosure is asserted to be required, and (B) the Person subject to such disclosure obligations takes all commercially reasonable steps to oppose or mitigate any such disclosure.

(b)   Each Member acknowledges that breach of the provisions of this Section 3.7 may cause irreparable injury to the Company and its Subsidiaries for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that, in addition to any legal or other equitable damages that the Company is entitled to recover, the provisions of this Section 3.7 may be enforced by specific performance and that the Company shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 3.7.

(c)   In addition, each Member is and shall be bound by any confidentiality covenants imposed on all holders of Securities by the Issuer in the Issuer Constituent Documents as if such Member was a party thereto or otherwise bound thereby, and any such covenants (as they may be amended from time to time) are hereby incorporated herein *mutatis mutandis* as if originally stated herein.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Contributions. As of the Effective Date, the Members contributed to the Company cash (or are deemed to have contributed to the Company cash or other assets) equal to the amount set forth in the Register and, in exchange for such contribution, the Company issued to such Member the Units reflected in the Register. No Member is required to make additional capital contributions.

4.2   Return of Contributions. No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. A Capital Contribution that has not been repaid is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3   Capital Account.

(a)   A separate capital account (a "*Capital Account*") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   On any permitted Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions.

(a)   If any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall make, or cause to be made, corresponding distributions promptly to the holders of the Units *pro rata* in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. Without limiting the foregoing, the Manager may instruct the Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may, from time to time, distribute all or a portion of the Acquired Securities or other Company property in kind. In the event all or a portion of the Acquired Securities are distributed in kind, each Member shall be deemed to have accepted, and shall be bound by, the terms of the applicable governing documents for the Securities, and to the extent not already a party to such financing documents, as a condition precedent to the receipt of the Acquired Securities, shall become a party to or otherwise bound by such agreements.

(c)   The Company is authorized to deduct or withhold from distributions, or with respect to allocations, to the holders of Units and to pay over to any U.S. federal, state, local, or non-U.S. taxing authority any amounts required to be so deducted or withheld pursuant to the Code or any provisions of applicable Law. For all purposes under this Agreement, any amount so deducted or withheld will be treated as actually distributed to the holder of Units with respect to which such amount was deducted or withheld, and will be credited against and reduce any further distributions to which such holder otherwise would have been entitled to receive under this Agreement.

5.2   Allocations of Profits and Losses. All items of income, gain, loss, deduction, and credit incurred or accrued by the Company shall be allocated among Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the US Treasury Regulations promulgated thereunder, or the successor provisions to such section and US Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE 6
TRANSFER OF INTERESTS

6.1   Restrictions on Transfers of Units. A Member may not Transfer any Units except (a) with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable Law), (b) in compliance with Rule 501 of Regulation CF, (c) upon the redemption of the Units by, or surrender of the Units to, the Company or the Issuer as may be permitted or effected by the Manager whether at the volition of the Company or the Member, or (d) to the extent permitted by the Issuer Constituent Documents. Any Transfer or purported Transfer shall be void and of no effect unless it complies with this Article 6 and the transferee has executed a document or instrument causing such transferee to become a party to and bound by this Agreement. Unless otherwise determined by the Manager in its sole discretion, transfers shall be deemed effective as of the last day of the calendar quarter in which the Transfer is effected.

6.2   Effects of Transfers.

(a)   A transferee of Units or an acquirer of newly issued Units, each of whom has been admitted as an Additional Member in accordance with this Agreement, will, from and after the date of the relevant Transfer, have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(b)   If any Units are Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Units of the transferor to the extent the Capital Account and Units are attributable to the Units so Transferred.

6.3   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a *bona fide* offer to acquire all or substantially all of the Securities as part of a Sale of the Issuer and the holders of the Securities approve such transaction in accordance with applicable Law and the governing documents of the Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction (by and through the Manager or otherwise, including via any Pass-Through Voting). Each Member agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Issuer Constituent Documents, except as may be limited by Rule 3a-9.


ARTICLE 7
MANAGEMENT


7.1   <u>Management Under Direction of the Manager</u>.

(a)   The business and affairs of the Company will be managed and controlled by the Manager and, subject to <u>Section 7.4</u>, the Manager will have full and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in <u>Section 2.4</u>. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

(b)   The Manager shall not be subject to an independent fiduciary duty to the Company or its Members pursuant to this Agreement, and to the fullest extent permitted by applicable Law, the Company and each Member hereby waive all fiduciary duties and all liability of the Manager solely in its capacity as the Manager of the Company for breaches of fiduciary duties; *provided, however*, that such waiver shall not extend to (i) any fiduciary duty imposed on the Issuer (or its Board of Directors (or other governing body), officers , managers or similar Persons) owed to all holders of the Securities under the Issuer Constituent Documents or applicable Law, or (ii) liability for any action or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Pursuant to <u>Section 7.5(c)</u>, each Member shall be entitled to direct the Company (through the Manager or a designee of the Manager) to assert any claims for breach of fiduciary duty by the Board of Directors (or other governing body), officers or managers or similar Person(s) of the Issuer to the maximum extent permitted by applicable law and the Issuer Constituent Documents.

(c)   The initial Manager is the Issuer. The Members acknowledge and agree to such appointment. The Acquired Securities may constitute less than a majority of the outstanding Securities, and in all cases the Manager (through its Board of Directors (or other governing body), officers, managers or similar Person(s)) may have duties and obligations to other holders of the Securities, or to all holders of the Securities, that differ from or could be deemed adverse to the interests of the Company as the holder of solely the Acquired Securities or to any individual Member. The Members acknowledge that the Manager in all cases may not have the same interests as an individual Member or the Company solely in its capacity as a holder of the Acquired Securities. The Members hereby consent to, and waive, any conflict of interest that may arise by virtue of the Issuer serving as the Manager and actions the Issuer may take in good faith on behalf of the holders of the Securities as a class, and in accordance with applicable Law of that may differ from or conflict with solely the interests of the Company or any individual Member, except in the case where the Manager engages in any activity or takes any action in bad faith or in a manner that is contrary to the Issuer Constituent Documents or the express terms of this Agreement or the Act.

(d)   The Manager may not be removed by the Members, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise. The Manager may resign or withdraw at any time by giving thirty (30) days' prior written notice to the Company. The resignation of the Manager shall take effect upon the expiration of such 30-day period or at any later time specified in such notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. The Manager's resignation, withdrawal or removal shall not dissolve or terminate the Company but rather a successor Manager shall be appointed by the Manager to serve as, and to perform, the duties of the Manager hereunder effective upon such resignation, withdrawal or removal. Any successor Manager shall have the same rights, duties and obligations as the Manager has with respect to the Company.

       7.2   <u>Administrator</u>.

       (a)   The Manager may (i) appoint a third party to act alone in respect of any Company matter or determination, and (ii) delegate to one or more third parties ministerial and managerial authority to manage and conduct all aspects of the day-to-day administration of the Company, including any and all actions contemplated by this Agreement and the Act to be taken by the Manager (except to the extent prohibited by applicable Law). Any such designation or delegation shall not relieve the Manager of its obligations hereunder.

       (b)   The Manager shall serve as the initial Administrator until a successor is appointed or delegated pursuant to this <u>Section 7.2</u>. The Administrator shall serve in that role unless removed pursuant to this <u>Section 7.2</u>. On or before the Effective Date, the Manager, as deemed necessary, may enter into any agreement or other document or instrument on behalf of the Company as may be necessary to appoint, engage, or designate the Administrator, and under any such arrangement may, on behalf of the Company, take any action as may be required or necessary under such agreement.

       (c)   The Administrator shall be responsible for conducting the activities of the business of the Company and administering Company assets (including the Acquired Securities) as described in an agreement between the Manager and the Administrator and this Agreement, all in accordance with Regulation CF and Rule 3a-9. The Administrator shall have the authority to perform such duties relating to the Company as are designated by the Manager or the Company and as provided in this Agreement, which may include administering the assets of the Company; to receive and pass on notices, reports and other communications to the Members; to liaise with third parties, including regulatory authorities; to execute documents on behalf of the Company as necessary for the administration of the Company's assets; and such other duties as the Manager shall require from time to time; provided that the exercise of the foregoing duties shall in all instances be subject to the provisions of terms and limitations of this Agreement. Without limiting the foregoing, the Administrator shall be entitled to act in any attorney-in-fact or similar function granted to the Manager hereunder, including pursuant to <u>Section 7.5(b)</u>. Further, the Administrator is hereby granted a limited power of attorney to prepare, execute in the name of Manager or the Company for the benefit of the Company, and submit: (i) to the United States Securities and Exchange Commission any documents necessary or appropriate to obtain EDGAR codes and passwords enabling the Series to make electronic filings with the SEC, (ii) to the SEC and state regulatory authorities any documents necessary or appropriate to effectuate notice filings of the Series' exemption from registration under Section 4(a)(6) of the Securities Act and Regulation CF thereunder, (iii) to the Internal Revenue Service any documents necessary or appropriate to obtain an Employer Identification Number for the Series, (iv) to the IRS any and applicable state revenue authority any documents necessary or appropriate to effectuate annual or other tax reporting and filing for the Series, including Form 1065 and the equivalent state forms, and (v) to any depository institution any documents necessary or appropriate to open and maintain a bank account, whether checking, savings, or otherwise.

       (d)   The Administrator shall only be removed by the Manager, for any reason, in the Manager's sole discretion by providing the Administrator at least thirty (30) days' prior written notice. Upon any such removal, the Manager shall promptly designate a replacement Administrator or undertake all obligations of the "Manager" hereunder.

7.3   Members. Except for the right to consent to or approve certain matters as expressly provided in this Agreement, the Members in their capacity as Members will not have any other power or authority to manage or control the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent not prohibited by Law, no Member in its capacity as a Member will have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement, other than, to the extent required by Law, the implied contractual covenant of good faith and fair dealing.

7.4   Prohibited Company Actions. Notwithstanding any other provision of this Agreement, none of the Manager, the Administrator, nor any Member may, directly or indirectly, cause the Company to take the actions specified in this Section 7.4, or any action which would result in the Company violating Rule 3a-9 except for transactions with the Company pursuant to Regulation CF. Such prohibited actions include:

(a)   causing the Company to incur any expenses or be responsible for any compensation to the Administrator or any other third party administering this Company, other than such expenses or compensation that are paid solely by the Issuer or otherwise expressly permitted by this Agreement (including any reimbursements);

(b)   incurring any indebtedness or pledge, or granting liens on any assets, or entering into any guarantee, or assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person;

(c)   making any loan or advance to, or a capital contribution or investment in, any Person; and

(d)   entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, including any securities (except, in the case of the Acquired Securities, a transaction involving all or substantially all of the outstanding Securities, or the Sale of the Issuer that is approved in accordance with Section 7.5).

7.5   Actions with Respect to the Acquired Securities.

(a)   In the event that any vote, consent, or approval of the Company is sought with respect to the Acquired Securities and in the Company's capacity as a holder of the Acquired Securities whether with respect to a matter submitted to Securities holders for a vote, or in connection with a transaction or tender or exchange offer (each, an "*Issuer Action*"), the Manager shall: (i) promptly notify the Members of the Issuer Action; (ii) provide or make available any reports, proxy statements, disclosure documents, or other materials filed, furnished or otherwise disseminated by the Issuer under the Securities Act, the Exchange Act, Regulation CF, other applicable Law, or the Issuer Constituent Documents with respect to such proposed Issuer Action; and (iii) seek the direction and approval of the Members prior to causing the Company to vote, consent to, or otherwise take any such action regarding the Issuer Action as the holder of the Acquired Securities in a manner consistent with the Issuer Constituent Documents. Any such notice of the Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. Such notice and delivery, and any time to consider the applicable Issuer Action, as well as deadline to submit a vote or direction, shall be consistent with that provided by the Issuer to all holders of the Securities with respect to the Issuer Action or otherwise in compliance with the Issuer Constituent Documents. Upon the termination of any consideration and voting period for the applicable Issuer Action, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the

Acquired Securities, in connection with the Issuer Action (by whatever means is sought by the Issuer for the Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; *provided*, *however*, that, the Members acknowledge and agree that, absent the Issuer facilitating a pass-through voting structure whereby each Member's vote, consent, approval, or abstention (or non-action, as applicable) attributable to their Units is individually accounted for as if that Member were a direct holder of the Acquired Securities (in which case the Members shall vote, consent, or approve Issuer Actions in such manner) ("***Pass-Through Voting***"), the Manager shall have authority to vote on, consent to, or approve any such Issuer Action on behalf of the Company (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner that is consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Notwithstanding any provision herein to the contrary, each Member hereby appoints the Manager as its proxy and attorney in fact as may be necessary to cause the Company to vote, abstain, or otherwise take action on behalf or in respect of the Acquired Securities held in the name of the Company and that may be necessary to give effect to Section 7.5(a), the terms and intent of this Agreement and Rule 3a-9 Without limiting the foregoing and notwithstanding Section 7.5(a), to the extent permitted by Rule 3a-9, the Manager shall vote, consent, or otherwise take action in respect of the Acquired Securities pursuant to any contractual voting arrangements applicable to holders of the Securities set forth in the Issuer Constituent Documents.

(c)   Each Member shall have the right to direct the Company (through the Manager or other designee of the Manager) to assert any and all rights under Law in respect of the Acquired Securities that the Member would have if such Member were a direct holder of the Acquired Securities. Notwithstanding any provision herein to the contrary, any costs and expenses to assert such claims shall be paid and borne by the Member or other Person that would be obligated to incur and bear such costs under the Issuer Constituent Documents, the laws of the state of organization of the Issuer, or other applicable Law as if the Member asserting the claim were the direct holder of the Acquired Securities and asserting a direct claim or other form of derivative claim.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 7.5.

7.6   Voting. Other than as contemplated in Section 7.5 with respect to Issuer Actions, as required by Rule 3a-9, or as otherwise expressly contemplated herein or required by applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

7.7   Acknowledgement Relating to Matters Requiring Member Approval. Notwithstanding anything in this Agreement to the contrary, each of the Company and the Members acknowledges and agrees that each Member, in such Person's capacity as a Member, may decide or determine any matter subject to such Member's approval pursuant to this Agreement, in such Member's sole and absolute discretion; and, without limiting Section 8.1, in making such decision or determination such Member will have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all Members that each Member, in its capacity as a Member, have the right to make such determination solely on the basis of its own interests and have no duty or obligation to give any consideration to any other interest or factors whatsoever.

ARTICLE 8
LIMITATION OF LIABILITY

8.1   Limitation of Member and Manager Liability. To the maximum extent permitted by Law, the Administrator and each Member, and their respective affiliates and each of their respective officers, directors, partners, trustees, members, managers, employees, and agents (each a "***Covered Person***") will not be liable for damages or otherwise to the Company or any Member for any act, omission, or error in judgment performed, omitted, or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, income, losses, or distributable cash, securities, or other assets or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. This Section 8.1 does not limit or waive any rights of a Member to assert any claim against the Manager or any Affiliate thereof such Member would have if the Member was the direct holder of the Acquired Securities, or absolve any Person from liability or obligations as set forth in the Issuer Constituent Documents.

ARTICLE 9
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

9.1   Maintenance of Books. The books and records of the Company will be maintained at the principal office of the Company or such other location as shall be designated by the Manager or its designee.

9.2   Bank Account; Company Assets. Cash funds of the Company (if any) will be deposited in a separate bank account established the Manager or its designee. In addition, any Acquired Securities or other property of the Company will be held by a proper custodian established by the Manager.

9.3   Fiscal Year. The Company's fiscal year will correspond to the fiscal year of the Issuer.

9.4   Reports. The Manager shall (a) promptly provide to the Members all information required to be provided by the Issuer and the Company pursuant to Regulation CF and Rule 3a-9, and (b) cause the prompt distribution of any disclosure, and ongoing reports prepared by the Issuer, as soon as such disclosures and ongoing reports are completed by the Issuer.

9.5   Dissemination of Reports. By executing this Agreement, each Member consents to the delivery of any and all notices and reports (including those provided by the Issuer) required to be provided to the Members pursuant to this Agreement, Regulation CF, Rule 3a-9, or otherwise by posting such notices or reports on the Issuer's website or other electronic means designed by the Manager or its designee.

ARTICLE 10
TAXES

10.1   Tax Returns. The Company will prepare and timely file all U.S. federal, state, and local and foreign Tax Returns required to be filed by the Company. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's Tax Returns to be timely prepared and filed. The Company will deliver to each Member within 90 calendar days after the end of the applicable fiscal year (or as promptly as reasonably practicable thereafter) a final Schedule K-1 together with such additional information as may be required by the

Members in order to file their individual returns reflecting the Company's operations. The Manager will bear the costs of the preparation and filing of the Company's Tax Returns.

10.2   Tax Partnership. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Without approval by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 and any such election to the contrary shall be void *ab initio*.

10.3   Tax Controversies. The Manager shall be or shall designate the "partnership representative" (as defined in section 6223 of the Code) for the Company for all US federal income tax purposes set forth in the Code with the power and authority to take all actions and do such things as required or as it shall deem appropriate under the Code or regulations promulgated thereunder, including the appointment of an individual eligible to be a "designated individual" under such regulations. In addition: the Manager is hereby authorized to (x) designate any other eligible person as the Partnership Representative; (y) remove and replace any Person designated as Partnership Representative or designated individual; and (z) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to the Treasury Regulations or other guidance to ratify the designation, pursuant to this Section, of the Manager (or any eligible Person designated by the Manager) as the Partnership Representative. All expenses reasonably incurred by the Partnership Representative to discharge its duties as partnership representative, including the fees of consultants, shall be directly paid, reimbursed, or otherwise borne by the Manager.

ARTICLE 11
WINDING-UP AND TERMINATION

11.1   Liquidation Events.

(a)   The Company shall be wound up upon the first to occur of the following events (each a "***Liquidation Event***"):

(i)   the failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(ii)   the determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(iii)   at any time when there are no Members;

(iv)   the sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(v)   the dissolution of the Issuer;

(vi)   the declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Exchange Act by the Company; and

(vii)   entry of a judicial decree requiring the winding up or dissolution of the Company under the Act.

11.2   Winding-Up and Termination. On the occurrence of a Liquidation Event, the business of the Company shall be wound up and shall, except to the extent consistent with such winding up, cease. The Manager shall act as liquidator or select one or more Persons to act as liquidator. The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. Until final distribution, the liquidator will continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a)   As promptly as possible after an event requiring winding up and again after final liquidation, the liquidator will cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

(b)   Subject to the Manager's obligations pursuant to Section 2.8, the liquidator will pay, satisfy, or discharge from the Company's funds all of the debts, liabilities and obligations of the Company, including any debt owed by the Company to any Member, (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   All remaining assets of the Company will be distributed to the Members *pro rata* in accordance with their Percentage Interests.

11.3   Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of termination with the Secretary of State of Delaware and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
GENERAL PROVISIONS

12.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement to the Members shall be disseminated as provided in Section 9.5 and through the electronic medium designated by the Manager or the Administrator. All notices, requests, and consents to be sent to the Company must be sent to or made in writing and delivered to the Manager's Address (as defined herein), or such other address or electronic means as the Company may specify. Unless otherwise specified in this Agreement or otherwise permitted by the Manager, any notice, request, or consent to the Company or the Manager must be given to the Manager at the principal office of the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.2   Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.3   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

13

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition by the a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so effected unless (i) such approval is not required by applicable Law or (ii) permitted by Regulation CF.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 12.3 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

12.4   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of Interests that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates, and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Issuer, agreements or other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

12.5   Binding Effect; Third Party Beneficiaries. Except as otherwise expressly provided herein, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors, and permitted assigns, as applicable, and (b) no provision hereof shall be construed as benefiting any creditor of the Company or a Member, or other third party; provided that each

Covered Person shall be a third-party beneficiary of <u>Article 8</u> and the Issuer shall be a third-party beneficiary of <u>Section 3.7(c)</u>.

12.6 <u>Governing Law</u>. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law, or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

12.7 <u>Arbitration</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the Arbitration Location (as defined herein) Except as may be required by applicable Law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing, if the Issuer Constituent Documents contain an exclusive forum provision, then the forum provisions of the Issuer Constituent Documents (as well as any rules or waivers applicable to such forum) shall control and be deemed to be incorporated herein, *mutatis mutandis*.

12.8 <u>Severability</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

12.9 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties hereto had executed a single signature page hereof and may be validly executed and delivered by electronic transmission (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method.

12.10 <u>Independent Counsel</u>. The Manager and each Member acknowledges and agrees that (a) the terms of this Agreement, and all matters with respect to the organization and administration of the Company (including matters related to the compliance with applicable Law) are, and have been, determined solely by the Manager and the Members, and (b) each of the Manager and the Members has been advised to seek independent counsel with respect to the terms and obligations of the parties pursuant to this Agreement.

[Signature Page Follows]

The undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

EDISON CROWDFUNDING VEHICLE, LLC
By: Edison Interactive Holdings, Inc., its Manager

By: *Nick Stanitz-Harper*
_____
Name: Nick Stanitz-Harper
Title: Chief Executive Officer

MANAGER:

EDISON INTERACTIVE HOLDINGS, INC.

By: *Nick Stanitz-Harper*
_____
Name: Nick Stanitz-Harper
Title: Chief Executive Officer

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all Operating Expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 2.8.

SCHEDULE I

DEFINITIONS

"***Acquired Securities***" means the Securities subscribed for in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 2.4, together with any securities of the Issuer issued upon any conversion or exchange thereof.

"***Act***" means the Delaware Limited Liability Company Act, as amended.

"***Additional Member***" means any Person that is not already a Member in respect of particular Units who acquires: (a) all or a portion of the Units held by a Member from such Member or (b) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.4.

"***Administrator***" means the Person to whom the Manager delegates the provision of certain administrative services for the Company under a written agreement and in accordance with Section 7.2.

"***Affiliate***" means, when used with respect to a specified Person, any Person which directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person.

"***Arbitration Location***" means Denver, Colorado.

"***Capital Contribution***" with respect to a Member, means the total amount of cash and the net fair value of any property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"***Code***" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding Law.

"***Confidential Information***" means all proprietary information, trade secrets, process methods, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that relate to the Company or the Issuer and their businesses, products, or services, as applicable, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a non-confidential basis, (c) was or becomes available to such Member from a source other than the Company, or its representatives, or (d) is independently developed by such Member without the use of any Confidential Information. With respect to the Issuer, if the definition of Confidential Information or similar construct is more restrictive to the recipient of any Confidential Information than the foregoing in the Issuer Constituent Documents, such more restrictive definition will control relative to the Confidential Information of the Issuer.

"***Control***," including the correlative terms "***Controlling***," "***Controlled by***," and "***Under Common Control with***" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of Units, by contract or otherwise) of a Person.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Investment Company Act***" means the Investment Company Act of 1940, as amended.

"***Issuer***" means Edison Interactive Holdings, Inc., a Delaware corporation.

"***Issuer Constituent Documents***" means the articles of incorporation, by-laws, certificate of formation, operating agreement, or other governing documents of the Issuer, together with any other governance agreements to which the Issuer and the holders of Securities (other than the Members) generally are a party, including, but not limited to, any voting agreement, investors' rights agreement, co-sale agreement, registration rights agreement, or other stockholders' agreement.

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and will include, for the avoidance of doubt, the Act.

"***Manager's Address***" means 383 N. Corona St, Suite 220, Denver, CO 80218.

"***Member***" means any Person executing this Agreement on the Effective Date or who is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"***Offering***" means the securities offering conducted by the Company and the Issuer pursuant to Regulation CF, as further defined in Section 2.4.

"***Operating Expenses***" means, with respect to any particular period, the costs, expenses, or charges incurred by the Company attributable to such period in holding, owning, and dealing with the Company's assets (including the Acquired Securities), including taxes, custodial fees, fees, professional fees, and all costs and expenses related to or incurred in connection with the Company's compliance obligations under applicable Laws arising out of it being a crowdfunding vehicle under Rule 3a-9, and all other expenses incurred in the day-to-day administration of the Company and such assets, including any fees or costs charged by or reimbursable to the Administrator.

"***Percentage Interest***" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

"***Person***" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"***Regulation CF***" means Regulation Crowdfunding promulgated under the Securities Act.

"***Rule 3a-9***" means Rule 3a-9 promulgated under the Investment Company Act.

"***Sale of the Issuer***" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Issuer, taken as a whole, to an unaffiliated third party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Issuer.

"**Securities**" means the Class B Non-Voting Common Stock, par value $0.0001 per share (the "**Securities**") issued by the Issuer.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"**Tax**" or "**Taxes**" means any tax, charge, fee, levy, deficiency, or other assessment of whatever kind or nature, including any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

"**Tax Return**" means any return, election, declaration, report, schedule, return, document, opinion, or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess Taxes.

"**Transfer**," including the correlative terms "**Transferring**," and "**Transferred**," means any direct or indirect transfer, assignment, sale, gift, *inter vivos* transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is Transferred or shifted to another Person.

"**Treasury Regulations**" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"**Units**" means a unit of capital securities in the Issuer having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has: (a) rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and (b) all obligations, duties, and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

***

EXHIBIT G

Crowdfunding Vehicle's Term Sheet

EXHIBIT G

TERM SHEET

In reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), the Crowdfunding Vehicle (as defined by Section 3a-9 of the Investment Company Act of 1940, as amended) has caused to be filed this term sheet (the "***Term Sheet***") prior to the commencement of the offering and including the information required by Rule 201 of Regulation Crowdfunding (§ 227.201). This Term Sheet incorporates by reference the Form C it is an exhibit to and all capitalized terms not otherwise defined herein are controlled by the Form C, as amended.

1) <u>Crowdfunding Vehicle</u>:
   a) <u>Name</u>: Edison Crowdfunding Vehicle, LLC (the "***Crowdfunding Vehicle***")
   b) <u>Entity Type</u>:   Limited Liability Company
   c) <u>State of Formation</u>:   Delaware
   d) <u>Date of Formation</u>:   February 4, 2026
   e) <u>Address</u>:   383 N. Corona St, Suite 220, Denver, CO 80218
   f) <u>Website</u>:   See cover page of the Form C

2) <u>Management</u>:   The sole executive of the Crowdfunding Vehicle is the Company, which has organized its creation and will act as the Manager (as defined by the Crowdfunding Vehicles' Operating Agreement (attached hereto as **Annex I**). The Crowdfunding Vehicle is therefore controlled by the Company and all officers, directors, and executives disclosures for the Company, as provided in the Form C, should be imputed onto the Crowdfunding Vehicle. The Manager shall serve as the initial Administrator (as defined below) of the Crowdfunding Vehicle, as further disclosed in the Offering Agreement.

3) <u>Ownership:</u> The Crowdfunding Vehicle currently has no owners, the sole owners of the Crowdfunding Vehicle will be Investors in the Offering, if the sum of the investment commitments equals or exceeds $10,000 ("***Target Offering Amount***") by April 30, 2026 (the "***Deadline***").

4) <u>Business Plan:</u> The Crowdfunding Vehicle was organized solely to facilitate investment into the Company in association with the Offering. If the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will deploy all of its capital into the Company in exchange for the Securities and will thereafter hold them until such time as there is a liquidation event.

5) <u>Employees:</u> As the Crowdfunding Vehicle is not an operating company, it has no employees.

6) <u>Risk Factors:</u>

   Your investment is in a limited liability company formed by the Company to serve as a "crowdfunding vehicle" (the "Crowdfunding Vehicle"), and therefore you are not a direct holder of the Company's Securities.

The Company has formed a special purpose vehicle, i.e., the Crowdfunding Vehicle, for all Investors in this Offering. If you invest in or through the Crowdfunding Vehicle you will not be a direct owner of the Company's Securities, but rather you will hold an indirect interest in the Company's Securities via your ownership of the Crowdfunding Vehicle. Your rights as a member of Crowdfunding Vehicle are as set forth in the limited liability company of the Crowdfunding Vehicle (the "***Crowdfunding Vehicle Operating***

Agreement") and applicable law. As an indirect holder of the Securities, it may be more difficult for you to assert certain rights or claims that would otherwise be available to you if you were a direct holder.

The organization, governance, and administration of Crowdfunding Vehicle Company are subject to various regulatory requirements that are novel and are their interpretation and application are subject to uncertainty.

The Crowdfunding Vehicle is organized in accordance with Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("***Rule 3a-9***"). That rule was adopted in 2020 and imposes various requirements on the organization and administration of "crowdfunding vehicles", like Crowdfunding Vehicle. There is little legal guidance or precedent related to crowdfunding vehicles organized under Rule 3a-9, and the regulations and guidance in the crowdfunding arena evolve and may be difficult to interpret and apply. The application of Rule 3a-9 or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reach the conclusion that the organization, governance, and/or administration of Crowdfunding Vehicle does not strictly with Rule 3a-9 and Regulation Crowdfunding. Any such determination could result in Crowdfunding Vehicle and the Offering being deemed not to comply with all applicable legal requirements, unilateral amendments to the terms of the Crowdfunding Vehicle Operating Agreement, or other results or actions that are adverse to the Company, Crowdfunding Vehicle and investors in this offering.

Crowdfunding Vehicle and its individual members will rely solely on the Manager, its affiliates and designees for funding and the administration of its assets and affairs.

Crowdfunding Vehicle's sole purpose is to serve as a crowdfunding vehicle under Rule 3a-9 and Regulation CF with respect to the Offering, and it will not separately conduct any operations, own other assets, or generate any separate revenues. Crowdfunding Vehicle and its members will be solely dependent upon the efforts, experience, contacts, and skills of the individual members of the Manager and its affiliates and principals. The Manager is charged with governing all affairs and assets of the Company and the Manager cannot be removed by the Members of Crowdfunding Vehicle. In addition, the Crowdfunding Vehicle Operating Agreement provides that all expenses, costs, and obligations of Crowdfunding Vehicle are to be paid by the Manager, and, at any point in time the Crowdfunding Vehicle may not have cash reserves to cover unexpected costs or expenses that may arise. The Manager shall serve as the initial administrator under the Crowdfunding Vehicle Operating Agreement until a successor is appointed (the "***Administrator***"), which is an unrelated party. If the Manager loses any of its key personnel, is unable to dedicate the necessary resources to the Crowdfunding Vehicle (both in terms of financial and managerial), or if the Administrator is unable for any reason to oversee and administer the affairs of the Crowdfunding Vehicle, it could have a material adverse effect on Crowdfunding Vehicle and its members.

Unit holders of Crowdfunding Vehicle will not have a vote or influence on the management of Crowdfunding Vehicle.

The Units of Crowdfunding Vehicle do not entitle holders to vote on matters that may affect the administration or affairs of Crowdfunding Vehicle. All decisions with respect to the management of the Crowdfunding Vehicle will effectively be made by the Manager and its affiliates. Crowdfunding Vehicle members will not have the right or power to take part in the management of the affairs of Crowdfunding Vehicle, will not be represented on any board of directors or similar managing body of the Company, and will grant to the Manager a broad power of attorney to, among other things, administer Crowdfunding Vehicle and its assets and affairs. Thus, by participating in the offering and subscribing to purchase Units in Crowdfunding Vehicle, investors will grant broad discretion to a third party (the Manager and its agents, including the Administrator) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Crowdfunding Vehicle nor take or effect actions that might otherwise be available to holders of a membership interest in a limited liability company. Accordingly, no person should purchase a Unit in the Crowdfunding Vehicle unless such person is willing to entrust all aspects of management and administration of the Crowdfunding Vehicle to the Manager and the Administrator.

The Manager faces conflicts of interest with respect to the Crowdfunding Vehicle's governance structure and relating to the allocation of time and resources between Crowdfunding Vehicle and the affairs of the Company as a whole.

The Manager of Crowdfunding Vehicle is the Company. The Manager will devote such time to manage Crowdfunding Vehicle as it, in its sole discretion, deems necessary. Any officers, managers, directors, or other control persons of the Manager and its affiliates will have responsibilities related to the oversight and management of the Company as a whole. The activities and interests of the Company as a whole may, from time to time, differ from the interests of Crowdfunding Vehicle and its members. The Manager does not expect to organize or enact any specific policy or procedure to resolve conflicts that may arise between the Manager, the Crowdfunding Vehicle and its members, and the Company as a whole. As a result, the Manager and its affiliates from time to time may have conflicts of interest, among other things, in (i) allocating time, resources, and activity between Crowdfunding Vehicle and the Company, and (ii) proposing or taking actions on behalf of Crowdfunding Vehicle and the Company, and there will not be a formal policy or other mechanism to address and resolve any such conflicts.

The Administrator will not devote all of its time to the affairs of Crowdfunding Vehicle.

Administrator is a third-party service provider that has been engaged by the Company to serve as the administrator of Crowdfunding Vehicle. Administrator provides similar services for other crowdfunding vehicles that are not associated with the Company. As a result, we cannot provide any assurances regarding the amount of time the Administrator will dedicate to the management of Crowdfunding Vehicle's affairs. Accordingly, Crowdfunding Vehicle may compete with similar crowdfunding vehicles or other vehicles, ventures, or entities to which Administrator provides services and for the time and attention of personnel of Administrator in connection with its assets and affairs. Crowdfunding Vehicle may not receive the level of support and assistance that it might otherwise receive if we were internally managed. Moreover, members of Crowdfunding Vehicle cannot remove or replace the Administrator.

The Crowdfunding Vehicle Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Crowdfunding Vehicle Operating Agreement provides that the Manager, in exercising its rights in its capacity as manager, is not subject to an independent duty to Crowdfunding Vehicle and to the fullest extent permitted by law each member of Crowdfunding Vehicle waives all fiduciary duties and liabilities of the Manager. In addition, the Administrator has no fiduciary duties to Crowdfunding Vehicle or its members and instead its obligations to Crowdfunding Vehicle are solely contractual. As a result, members of Crowdfunding Vehicle may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Crowdfunding Vehicle are complex and their impact may vary depending on an investor's individual circumstances.

Investors in Crowdfunding Vehicle should consider the following tax risks, among others:

- The amount and times of any distributions from the Company to Crowdfunding Vehicle will be determined by the Manager in its sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Company's and, in turn, the Crowdfunding Vehicle's taxable income and will have to pay applicable taxes from other sources. If the Manager elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Company, and thus the Crowdfunding Vehicle, and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Crowdfunding Vehicle, are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Crowdfunding Vehicle's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Company or the Crowdfunding Vehicle may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Company or the Crowdfunding Vehicle on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company, and, in turn, the Crowdfunding Vehicle do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company or the Crowdfunding Vehicle intend to seek any opinion of counsel regarding the tax aspects associated with the Company's or the Crowdfunding Vehicle's operations or the potential tax impact of an investment in the Company or the Crowdfunding Vehicle. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Crowdfunding Vehicle, with specific reference to such investor's own tax situation.

The Units will not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act") until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the Crowdfunding Vehicle Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Crowdfunding Vehicle. Each Investor in this offering will be required to represent that such investor is purchasing the Units for such person's own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the Crowdfunding Vehicle Operating

Agreement generally prohibits transfers without the consent of the Manager. Further, in the event any transfer is permitted, transfers of Units will not be effective until the last calendar day of the quarter in which they are initiated.

The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bear all costs associated with such assertation.

Rule 3a-9 requires that the Crowdfunding Vehicle provides to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a shareholder of record of the crowdfunding issuer. The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bear all costs associated with such assertation. The cost of asserting such rights may exceed the basis of any investment in the Crowdfunding Vehicle. The Manager has an inherent conflict of interest with respect to facilitating this right for the benefit of the Investors.

The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company but such processes may be inefficient or may be superseded by governing documents associated with the Securities.

Rule 3a-9 requires that the Crowdfunding Vehicle will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company. The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company and will follow such directions or decisions per the terms of the Crowdfunding Vehicle Operating Agreement. However, such process may be inefficient, leading to delays in the execution of the instructions. Further, transactional documents associated with or governing the Securities may supersede each individual Investors' right or ability to exercise their voting rights or investment decisions with respect to in tender or exchange offers or similar transactions conducted by the Company

7) Offering: The Crowdfunding Vehicle was formed solely for the purposes of facilitating investment into Edison Interactive Holdings, Inc., a Delaware corporation (the "**Company**"). Therefore, the terms of the Crowdfunding Vehicle's Offering are the same as the Company's. In the event the sum of the investment commitments is less than the Target Offering Amount by the Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Whether or not the Crowdfunding Vehicle will accept investment commitments in excess of the offering amount, and the method of allocation if it does, will be determined by the terms of the Offering.

8) Use of Proceeds: In the event the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will accept 100% of the gross proceeds of the Offering and use such gross proceeds to invest in the Securities. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

9) <u>Offering Mechanics:</u> Please see the Form C for a description of the process to complete the transaction or cancel an investment commitment. In the event of a material change, if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Offering will be conducted by the intermediary identified within the Form C. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle. Updates regarding the offering will be displayed on the intermediary's portal.

10) <u>The Crowdfunding Vehicle Securities:</u> The Crowdfunding Vehicle is offering units of membership (the "**Units**"). As further defined by the Crowdfunding Vehicle Operating Agreement, the Units are meant to track on a one-to-one basis, each of the Securities acquired by the Crowdfunding Vehicle from the Company. There is a per Unit price of $1.00. The subscription agreement for the Units is attached hereto as **Annex II** (the "**Subscription Agreement**"). The Subscription Agreement and Crowdfunding Vehicle Operating Agreement provide for additional restrictions on transfer of the Units. Members of the Crowdfunding Vehicle will only be owners of the Units and will not have a direct economic interest in the Securities.

11) <u>Related Persons Transactions</u>: The Crowdfunding Vehicle is newly formed and has no historic transactions. The only proposed transaction of the Crowdfunding Vehicle is this Offering.

12) <u>Financial Condition and Capitalization of the Crowdfunding Vehicle</u>: The Crowdfunding Vehicle has no historic capitalization and no current beneficial owners. In the event the sum of the investment commitments is less than the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will be dissolved. In the event the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will accept 100% of the gross proceeds of the offering and use such gross proceeds to invest in the Securities. The Offering will be conducted by the intermediary identified within the Form C. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

13) <u>Financial Statements</u>: The Crowdfunding Vehicle is newly formed and has no historic financial statements. Therefore, blank financial statements have been attached to this Term Sheet as **Annex III**.

14) <u>Continued Reporting</u>: Any reports the Crowdfunding Vehicle is required to provide investors pursuant to Regulation Crowdfunding will be posted on the Company's website or as otherwise described by the Form C.

15) <u>Disqualification and Failures to make reports pursuant to Regulation Crowdfunding:</u> The Crowdfunding Vehicle has never failed to comply with the ongoing reporting requirements of § 227.202 nor is the Crowdfunding Vehicle, its Manager or the Company statutorily disqualified from conducting the Offering pursuant to § 227.501.

16) <u>Investment Company Act Compliance</u>: As further described in the Form C and the Crowdfunding Vehicle Operating Agreement, the Crowdfunding Vehicle has been organized in compliance with Rule 3a-9 of the Investment Company Act of 1940, as amended and has the following terms and conditions associated with its operations:

   a) was organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding the Company and raising capital in one or more offerings made in compliance with §§ 227.100 through 227.504 (Regulation Crowdfunding);

b) has not and will not borrow money and uses the proceeds from the sale of its securities solely to purchase a single class of securities of a single crowdfunding the Company;

c) will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which the crowdfunding vehicle and the Company are deemed to be co-issuers;

d) has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any compensation paid to any person operating the vehicle is paid solely by the crowdfunding the Company;

e) maintains the same fiscal year-end as the crowdfunding the Company;

f) maintains a one-to-one relationship between the number, denomination, type and rights of crowdfunding the Company securities it owns and the number, denomination, type and rights of its securities outstanding;

g) will seeks instructions from the holders of its securities with regard to:
    i)   the voting of the Company securities it holds and votes the Company securities only in accordance with such instructions; and
    ii) participating in tender or exchange offers or similar transactions conducted by the crowdfunding the Company and participates in such transactions only in accordance with such instructions;

h) will receive, from the Company, all disclosures and other information required under Regulation Crowdfunding and the Crowdfunding Vehicle promptly provides (whether directly, indirectly or via the provision of access to) such disclosures and other information to the investors and potential investors in the Crowdfunding Vehicle's securities and to the relevant intermediary; and

i) will provide to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and provides to each investor any information that it receives from the Company as a shareholder of record of the crowdfunding Company.

ANNEX I – CROWDFUNDING VEHICLE OPERATING AGREEMENT

THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION, AND THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
EDISON CROWDFUNDING VEHICLE, LLC

This Crowdfunding Vehicle Operating Agreement (this "***Agreement***") of Edison Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of February 4, 2026 (the "***Effective Date***"), is adopted, executed, and agreed to, for good and valuable consideration, among the Company, the Manager (as defined below), and the Members (as defined below).

A. The Company was formed to serve as a "crowdfunding vehicle" for purposes of Rule 3a-9 (as defined below) and Rule 100 of Regulation CF (as defined below).

B. This Agreement will be the "limited liability company agreement" of the Company under the Act (as defined below) to set forth the rules, regulations, and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW, THEREFORE, in consideration of the foregoing premises, the parties to this Agreement hereby agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on ***Schedule I***.

1.2 Construction. For all purposes of this Agreement, unless otherwise required by the context, as used herein (a) the gender of words includes all genders and gender identities, (b) the singular includes the plural (and vice versa), (c) the word "***include***" and similar derivations are without limitation, (d) the words "***herein***", "***hereinafter***," and similar derivations refer to this Agreement as a whole and not any particular Article, Section, or other subdivision, (e) all dollar amounts are expressed in United States funds, (f) the term "or" means "and/or", (g) references to statutes shall include all rules and regulations promulgated thereunder, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, modifying, or replacing the statute or regulation and executive orders pertaining thereto, (h) references to any Person shall include all predecessors of such Person, as well as all permitted heirs, successors, and assigns, and (i) the captions in this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

ARTICLE 2
ORGANIZATION

2.1   Formation. The Company was formed and organized as a Delaware limited liability company by the filing of a Certificate of Formation (as may be amended or restated from time to time, the "*Certificate*") on February 4, 2026 with the Secretary of State of the State of Delaware.

2.2   Name. The name of the Company is "Edison Crowdfunding Vehicle, LLC," and all Company business shall be conducted in that name or such other name as the Manager may select.

2.3   Registered Office and Registered Agent. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate. From time to time, the Manager may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act.

2.4   Purpose. The sole purpose of the Company is to raise capital in accordance with Regulation CF by serving as a "crowdfunding vehicle" as defined in Rule 3a-9 and to utilize the Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Issuer (as defined herein) in one or more offerings conducted by the Issuer under Regulation CF (collectively, the "*Offering*"), and to engage in activities that are necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company are referred to herein as the "*Acquired Securities*." The "*Securities*" and the "*Acquired Securities*," in each case, shall include any additional securities, digital assets, rights, and other non-cash assets distributed to the Company in respect of the Acquired Securities, whether by dividend, airdrop, or otherwise.

2.5   Term. The Company's existence commenced on the effectiveness of the Certificate, and the Company will have a perpetual existence, until it is dissolved and terminated in accordance with Article 11.

2.6   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income Tax purposes, and this Agreement may not be construed to suggest otherwise.

2.7   Title to Company Assets. Title to the Acquired Securities or any other Company assets will be vested in the Company as an entity. Accordingly, no Member or Manager will have a direct ownership interest in such Company assets (including any Acquired Securities, except to the extent contemplated by Rule 3a-9). All Company assets will be recorded as the property of the Company in its books and records, irrespective of the name in which record title to any such Company asset is held.

2.8   Payment and Reimbursement of Expenses. All Operating Expenses, expenses associated with the Offering, and all other expenses or undertakings incurred by the Company for its formation, operation, or winding up, shall be paid by the Issuer in its capacity as the Manager. If the Company incurs any of the foregoing costs or undertakings directly, the Manager shall promptly reimburse or indemnify the Company for any such incurred, expenses paid by or costs or undertakings incurred by the Company. The Manager shall not receive any compensation for serving in such capacity and in providing its services hereunder.

2.9   Foreign Qualification. The Manager shall cause the Company to qualify to do business in each jurisdiction where, in the discretion of the Manager, qualification is required. The Manager has the power and authority to execute, file, and publish all certificates, notices, statements, or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company is deemed to do business.

ARTICLE 3
MEMBERS; UNITS

3.1 <u>Units; Authorization and Issuance of Units</u>.

(a) The Manager may admit any Person as a Member from time to time in its discretion and upon such Person's signing a counterpart of this Agreement and a "Subscription Agreement" (or similar agreement) to acquire Units. Each Member, and the amount of such Member's Capital Contribution(s), shall meet any ownership limitations, restrictions, and criteria set forth in Rule 100 of Regulation CF. The admission of a Member will be effective when the Manager enters into the register of Members, which may be maintained via electronic means, including automated mediums or utilization of distributed ledger technology (the "***Register***"), the name of such Member and the Units owned by such Member. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member and to reflect any additional Capital Contributions that may be made by a Member.

(b) The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of example and not limitation, it is expected that one Acquired Security will equate to one Unit, consistent with Rule 3a-9. Upon the Issuer effecting any in-kind dividend or distribution of the Securities to its holders, or any form of split (whether forward or reverse), combination, recapitalization, or similar event or transaction affecting the capitalization structure of the Issuer, the Units shall be adjusted (i) in a corresponding amount and manner to reflect such action in respect of the Acquired Securities and (ii) to cause the Units to maintain a one-to-one relationship with the Acquired Securities. The Units will be uncertificated unless otherwise determined by the Manager.

(c) The names, mailing and electronic addresses, and the number of Units attributable to the Members shall be maintained by the Manager on the Register. Each Member shall promptly provide the Manager with the information required to be set forth for that Member on the Register and shall promptly notify the Manager of any change to that information. The Manager shall update the Register from time to time as necessary to accurately reflect the information therein as known by the Manager, including admission of new Members, but no update will constitute an amendment for purposes of Section 12.3. The Manager may permit the Issuer to contact Members directly as if such Members directly held the Acquired Securities represented by such Member's Units, and any such contact by the Issuer shall be deemed a contact by the Manager hereunder. Any reference in this Agreement to the Register will be deemed to be a reference to the Register as amended and in effect from time to time. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may engage a transfer agent, whether registered or not, to maintain the Register for Units.

3.2 <u>No Other Persons Deemed Members</u>. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of Law or otherwise) will be a Member. The Company may elect to deal only with Persons admitted to the Company as Members as provided in this Agreement (including their duly authorized representatives). Any distribution by the Company to a Person shown on the Company's records as a Member or to its legal representatives will relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

3.3   No Withdrawal or Expulsion. A Member shall not take any action to withdraw as a Member voluntarily, and a Member shall not be expelled or otherwise removed involuntarily as a Member, prior to the winding up and termination of existence of the Company, other than (a) as a result of a permitted Transfer of all of such Member's Units in accordance with Article 6 and each of the transferees of such Units being admitted as an Additional Member, (b) as otherwise expressly provided in this Agreement, or (c) as otherwise contemplated in Section 6.1 or as may be required by Law.

3.4   Admission of Additional Members.

(a)   Subject to Section 3.1(a), additional Persons may be admitted as Members to the Company, or Members may be permitted to purchase Units, from time to time in the sole discretion of the Manager and consistent with the primary purpose of the Company set forth in Section 2.4.

(b)   An Additional Member will only be admitted to the Company with all the rights and obligations of a Member if all applicable conditions of Article 6 are satisfied or waived by the Manager. The Transferor and any Person admitted as a Member in connection with a Transfer shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission as an Additional Member.

3.5   Death of a Member.   In the event of the death of any Member, the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, to the extent (and, if applicable, in the manner) permitted by the Issuer Constituent Documents; and *provided*, that any such Transferee shall be admitted as a Member only upon compliance with the provisions of Section 3.4.

3.6   Limited Liability; No Liability of Members. No Member will be personally liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of court, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company. No Member will have any responsibility or obligation to restore any deficit balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. However, if any court of competent jurisdiction orders, holds or determines that, despite this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation will be the obligation of such Member and not of any other Person.

3.7   Confidentiality.

(a)   Each Member agrees that all Confidential Information is confidential and, unless approved in advance by the Manager, will not be (i) disclosed or otherwise released to any other Person (other than to a Manager or Member for a valid business purpose), or (ii) used for any purpose other than as necessary and appropriate in carrying out the business of the Company. The obligations of the Members under this Section 3.7 do not preclude any Member from disclosing information to such Member's direct and indirect beneficial owners or representatives, *provided* that the disclosing Member shall be legally liable for any breach of the provisions of this Section 3.7 by such beneficial owners and representatives. The restrictions set forth herein do not apply to any disclosures required by applicable law, so long as (A) the Person subject to such disclosure obligations provides prior written notice (to the extent reasonably practicable) to the Company and any affected Person stating the legal basis upon which the disclosure is asserted to be required, and (B) the Person subject to such disclosure obligations takes all commercially reasonable steps to oppose or mitigate any such disclosure.

(b)   Each Member acknowledges that breach of the provisions of this Section 3.7 may cause irreparable injury to the Company and its Subsidiaries for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that, in addition to any legal or other equitable damages that the Company is entitled to recover, the provisions of this Section 3.7 may be enforced by specific performance and that the Company shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 3.7.

(c)   In addition, each Member is and shall be bound by any confidentiality covenants imposed on all holders of Securities by the Issuer in the Issuer Constituent Documents as if such Member was a party thereto or otherwise bound thereby, and any such covenants (as they may be amended from time to time) are hereby incorporated herein *mutatis mutandis* as if originally stated herein.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Contributions. As of the Effective Date, the Members contributed to the Company cash (or are deemed to have contributed to the Company cash or other assets) equal to the amount set forth in the Register and, in exchange for such contribution, the Company issued to such Member the Units reflected in the Register. No Member is required to make additional capital contributions.

4.2   Return of Contributions. No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. A Capital Contribution that has not been repaid is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3   Capital Account.

(a)   A separate capital account (a "***Capital Account***") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   On any permitted Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions.

(a)   If any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall make, or cause to be made, corresponding distributions promptly to the holders of the Units *pro rata* in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. Without limiting the foregoing, the Manager may instruct the Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may, from time to time, distribute all or a portion of the Acquired Securities or other Company property in kind. In the event all or a portion of the Acquired Securities are distributed in kind, each Member shall be deemed to have accepted, and shall be bound by, the terms of the applicable governing documents for the Securities, and to the extent not already a party to such financing documents, as a condition precedent to the receipt of the Acquired Securities, shall become a party to or otherwise bound by such agreements.

(c)   The Company is authorized to deduct or withhold from distributions, or with respect to allocations, to the holders of Units and to pay over to any U.S. federal, state, local, or non-U.S. taxing authority any amounts required to be so deducted or withheld pursuant to the Code or any provisions of applicable Law. For all purposes under this Agreement, any amount so deducted or withheld will be treated as actually distributed to the holder of Units with respect to which such amount was deducted or withheld, and will be credited against and reduce any further distributions to which such holder otherwise would have been entitled to receive under this Agreement.

5.2   Allocations of Profits and Losses. All items of income, gain, loss, deduction, and credit incurred or accrued by the Company shall be allocated among Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the US Treasury Regulations promulgated thereunder, or the successor provisions to such section and US Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE 6
TRANSFER OF INTERESTS

6.1   Restrictions on Transfers of Units. A Member may not Transfer any Units except (a) with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable Law), (b) in compliance with Rule 501 of Regulation CF, (c) upon the redemption of the Units by, or surrender of the Units to, the Company or the Issuer as may be permitted or effected by the Manager whether at the volition of the Company or the Member, or (d) to the extent permitted by the Issuer Constituent Documents. Any Transfer or purported Transfer shall be void and of no effect unless it complies with this Article 6 and the transferee has executed a document or instrument causing such transferee to become a party to and bound by this Agreement. Unless otherwise determined by the Manager in its sole discretion, transfers shall be deemed effective as of the last day of the calendar quarter in which the Transfer is effected.

6.2   Effects of Transfers.

(a)   A transferee of Units or an acquirer of newly issued Units, each of whom has been admitted as an Additional Member in accordance with this Agreement, will, from and after the date of the relevant Transfer, have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(b)   If any Units are Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Units of the transferor to the extent the Capital Account and Units are attributable to the Units so Transferred.

6.3   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a *bona fide* offer to acquire all or substantially all of the Securities as part of a Sale of the Issuer and the holders of the Securities approve such transaction in accordance with applicable Law and the governing documents of the Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction (by and through the Manager or otherwise, including via any Pass-Through Voting). Each Member agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Issuer Constituent Documents, except as may be limited by Rule 3a-9.

ARTICLE 7
MANAGEMENT

7.1   <u>Management Under Direction of the Manager</u>.

(a)   The business and affairs of the Company will be managed and controlled by the Manager and, subject to <u>Section 7.4</u>, the Manager will have full and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in <u>Section 2.4</u>. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

(b)   The Manager shall not be subject to an independent fiduciary duty to the Company or its Members pursuant to this Agreement, and to the fullest extent permitted by applicable Law, the Company and each Member hereby waive all fiduciary duties and all liability of the Manager solely in its capacity as the Manager of the Company for breaches of fiduciary duties; *provided, however*, that such waiver shall not extend to (i) any fiduciary duty imposed on the Issuer (or its Board of Directors (or other governing body), officers , managers or similar Persons) owed to all holders of the Securities under the Issuer Constituent Documents or applicable Law, or (ii) liability for any action or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Pursuant to <u>Section 7.5(c)</u>, each Member shall be entitled to direct the Company (through the Manager or a designee of the Manager) to assert any claims for breach of fiduciary duty by the Board of Directors (or other governing body), officers or managers or similar Person(s) of the Issuer to the maximum extent permitted by applicable law and the Issuer Constituent Documents.

(c)   The initial Manager is the Issuer. The Members acknowledge and agree to such appointment. The Acquired Securities may constitute less than a majority of the outstanding Securities, and in all cases the Manager (through its Board of Directors (or other governing body), officers, managers or similar Person(s)) may have duties and obligations to other holders of the Securities, or to all holders of the Securities, that differ from or could be deemed adverse to the interests of the Company as the holder of solely the Acquired Securities or to any individual Member. The Members acknowledge that the Manager in all cases may not have the same interests as an individual Member or the Company solely in its capacity as a holder of the Acquired Securities. The Members hereby consent to, and waive, any conflict of interest that may arise by virtue of the Issuer serving as the Manager and actions the Issuer may take in good faith on behalf of the holders of the Securities as a class, and in accordance with applicable Law of that may differ from or conflict with solely the interests of the Company or any individual Member, except in the case where the Manager engages in any activity or takes any action in bad faith or in a manner that is contrary to the Issuer Constituent Documents or the express terms of this Agreement or the Act.

(d)   The Manager may not be removed by the Members, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise. The Manager may resign or withdraw at any time by giving thirty (30) days' prior written notice to the Company. The resignation of the Manager shall take effect upon the expiration of such 30-day period or at any later time specified in such notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. The Manager's resignation, withdrawal or removal shall not dissolve or terminate the Company but rather a successor Manager shall be appointed by the Manager to serve as, and to perform, the duties of the Manager hereunder effective upon such resignation, withdrawal or removal. Any successor Manager shall have the same rights, duties and obligations as the Manager has with respect to the Company.

7.2   Administrator.

(a)   The Manager may (i) appoint a third party to act alone in respect of any Company matter or determination, and (ii) delegate to one or more third parties ministerial and managerial authority to manage and conduct all aspects of the day-to-day administration of the Company, including any and all actions contemplated by this Agreement and the Act to be taken by the Manager (except to the extent prohibited by applicable Law). Any such designation or delegation shall not relieve the Manager of its obligations hereunder.

(b)   The Manager shall serve as the initial Administrator until a successor is appointed or delegated pursuant to this Section 7.2. The Administrator shall serve in that role unless removed pursuant to this Section 7.2. On or before the Effective Date, the Manager, as deemed necessary, may enter into any agreement or other document or instrument on behalf of the Company as may be necessary to appoint, engage, or designate the Administrator, and under any such arrangement may, on behalf of the Company, take any action as may be required or necessary under such agreement.

(c)   The Administrator shall be responsible for conducting the activities of the business of the Company and administering Company assets (including the Acquired Securities) as described in an agreement between the Manager and the Administrator and this Agreement, all in accordance with Regulation CF and Rule 3a-9. The Administrator shall have the authority to perform such duties relating to the Company as are designated by the Manager or the Company and as provided in this Agreement, which may include administering the assets of the Company; to receive and pass on notices, reports and other communications to the Members; to liaise with third parties, including regulatory authorities; to execute documents on behalf of the Company as necessary for the administration of the Company's assets; and such other duties as the Manager shall require from time to time; provided that the exercise of the foregoing duties shall in all instances be subject to the provisions of terms and limitations of this Agreement. Without limiting the foregoing, the Administrator shall be entitled to act in any attorney-in-fact or similar function granted to the Manager hereunder, including pursuant to Section 7.5(b). Further, the Administrator is hereby granted a limited power of attorney to prepare, execute in the name of Manager or the Company for the benefit of the Company, and submit: (i) to the United States Securities and Exchange Commission any documents necessary or appropriate to obtain EDGAR codes and passwords enabling the Series to make electronic filings with the SEC, (ii) to the SEC and state regulatory authorities any documents necessary or appropriate to effectuate notice filings of the Series' exemption from registration under Section 4(a)(6) of the Securities Act and Regulation CF thereunder, (iii) to the Internal Revenue Service any documents necessary or appropriate to obtain an Employer Identification Number for the Series, (iv) to the IRS any and applicable state revenue authority any documents necessary or appropriate to effectuate annual or other tax reporting and filing for the Series, including Form 1065 and the equivalent state forms, and (v) to any depository institution any documents necessary or appropriate to open and maintain a bank account, whether checking, savings, or otherwise.

(d)   The Administrator shall only be removed by the Manager, for any reason, in the Manager's sole discretion by providing the Administrator at least thirty (30) days' prior written notice. Upon any such removal, the Manager shall promptly designate a replacement Administrator or undertake all obligations of the "Manager" hereunder.

7.3   Members. Except for the right to consent to or approve certain matters as expressly provided in this Agreement, the Members in their capacity as Members will not have any other power or authority to manage or control the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent not prohibited by Law, no Member in its capacity as a Member will have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement, other than, to the extent required by Law, the implied contractual covenant of good faith and fair dealing.

7.4   Prohibited Company Actions. Notwithstanding any other provision of this Agreement, none of the Manager, the Administrator, nor any Member may, directly or indirectly, cause the Company to take the actions specified in this Section 7.4, or any action which would result in the Company violating Rule 3a-9 except for transactions with the Company pursuant to Regulation CF. Such prohibited actions include:

(a)   causing the Company to incur any expenses or be responsible for any compensation to the Administrator or any other third party administering this Company, other than such expenses or compensation that are paid solely by the Issuer or otherwise expressly permitted by this Agreement (including any reimbursements);

(b)   incurring any indebtedness or pledge, or granting liens on any assets, or entering into any guarantee, or assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person;

(c)   making any loan or advance to, or a capital contribution or investment in, any Person; and

(d)   entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, including any securities (except, in the case of the Acquired Securities, a transaction involving all or substantially all of the outstanding Securities, or the Sale of the Issuer that is approved in accordance with Section 7.5).

7.5   Actions with Respect to the Acquired Securities.

(a)   In the event that any vote, consent, or approval of the Company is sought with respect to the Acquired Securities and in the Company's capacity as a holder of the Acquired Securities whether with respect to a matter submitted to Securities holders for a vote, or in connection with a transaction or tender or exchange offer (each, an "*Issuer Action*"), the Manager shall: (i) promptly notify the Members of the Issuer Action; (ii) provide or make available any reports, proxy statements, disclosure documents, or other materials filed, furnished or otherwise disseminated by the Issuer under the Securities Act, the Exchange Act, Regulation CF, other applicable Law, or the Issuer Constituent Documents with respect to such proposed Issuer Action; and (iii) seek the direction and approval of the Members prior to causing the Company to vote, consent to, or otherwise take any such action regarding the Issuer Action as the holder of the Acquired Securities in a manner consistent with the Issuer Constituent Documents. Any such notice of the Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. Such notice and delivery, and any time to consider the applicable Issuer Action, as well as deadline to submit a vote or direction, shall be consistent with that provided by the Issuer to all holders of the Securities with respect to the Issuer Action or otherwise in compliance with the Issuer Constituent Documents. Upon the termination of any consideration and voting period for the applicable Issuer Action, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the

Acquired Securities, in connection with the Issuer Action (by whatever means is sought by the Issuer for the Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; *provided*, *however*, that, the Members acknowledge and agree that, absent the Issuer facilitating a pass-through voting structure whereby each Member's vote, consent, approval, or abstention (or non-action, as applicable) attributable to their Units is individually accounted for as if that Member were a direct holder of the Acquired Securities (in which case the Members shall vote, consent, or approve Issuer Actions in such manner) ("*Pass-Through Voting*"), the Manager shall have authority to vote on, consent to, or approve any such Issuer Action on behalf of the Company (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner that is consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Notwithstanding any provision herein to the contrary, each Member hereby appoints the Manager as its proxy and attorney in fact as may be necessary to cause the Company to vote, abstain, or otherwise take action on behalf or in respect of the Acquired Securities held in the name of the Company and that may be necessary to give effect to Section 7.5(a), the terms and intent of this Agreement and Rule 3a-9 Without limiting the foregoing and notwithstanding Section 7.5(a), to the extent permitted by Rule 3a-9, the Manager shall vote, consent, or otherwise take action in respect of the Acquired Securities pursuant to any contractual voting arrangements applicable to holders of the Securities set forth in the Issuer Constituent Documents.

(c)   Each Member shall have the right to direct the Company (through the Manager or other designee of the Manager) to assert any and all rights under Law in respect of the Acquired Securities that the Member would have if such Member were a direct holder of the Acquired Securities. Notwithstanding any provision herein to the contrary, any costs and expenses to assert such claims shall be paid and borne by the Member or other Person that would be obligated to incur and bear such costs under the Issuer Constituent Documents, the laws of the state of organization of the Issuer, or other applicable Law as if the Member asserting the claim were the direct holder of the Acquired Securities and asserting a direct claim or other form of derivative claim.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 7.5.

7.6   Voting. Other than as contemplated in Section 7.5 with respect to Issuer Actions, as required by Rule 3a-9, or as otherwise expressly contemplated herein or required by applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

7.7   Acknowledgement Relating to Matters Requiring Member Approval. Notwithstanding anything in this Agreement to the contrary, each of the Company and the Members acknowledges and agrees that each Member, in such Person's capacity as a Member, may decide or determine any matter subject to such Member's approval pursuant to this Agreement, in such Member's sole and absolute discretion; and, without limiting Section 8.1, in making such decision or determination such Member will have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all Members that each Member, in its capacity as a Member, have the right to make such determination solely on the basis of its own interests and have no duty or obligation to give any consideration to any other interest or factors whatsoever.

ARTICLE 8
LIMITATION OF LIABILITY

8.1　　Limitation of Member and Manager Liability. To the maximum extent permitted by Law, the Administrator and each Member, and their respective affiliates and each of their respective officers, directors, partners, trustees, members, managers, employees, and agents (each a "*Covered Person*") will not be liable for damages or otherwise to the Company or any Member for any act, omission, or error in judgment performed, omitted, or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, income, losses, or distributable cash, securities, or other assets or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. This Section 8.1 does not limit or waive any rights of a Member to assert any claim against the Manager or any Affiliate thereof such Member would have if the Member was the direct holder of the Acquired Securities, or absolve any Person from liability or obligations as set forth in the Issuer Constituent Documents.

ARTICLE 9
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

9.1　　Maintenance of Books. The books and records of the Company will be maintained at the principal office of the Company or such other location as shall be designated by the Manager or its designee.

9.2　　Bank Account; Company Assets. Cash funds of the Company (if any) will be deposited in a separate bank account established the Manager or its designee. In addition, any Acquired Securities or other property of the Company will be held by a proper custodian established by the Manager.

9.3　　Fiscal Year. The Company's fiscal year will correspond to the fiscal year of the Issuer.

9.4　　Reports. The Manager shall (a) promptly provide to the Members all information required to be provided by the Issuer and the Company pursuant to Regulation CF and Rule 3a-9, and (b) cause the prompt distribution of any disclosure, and ongoing reports prepared by the Issuer, as soon as such disclosures and ongoing reports are completed by the Issuer.

9.5　　Dissemination of Reports. By executing this Agreement, each Member consents to the delivery of any and all notices and reports (including those provided by the Issuer) required to be provided to the Members pursuant to this Agreement, Regulation CF, Rule 3a-9, or otherwise by posting such notices or reports on the Issuer's website or other electronic means designed by the Manager or its designee.

ARTICLE 10
TAXES

10.1　　Tax Returns. The Company will prepare and timely file all U.S. federal, state, and local and foreign Tax Returns required to be filed by the Company. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's Tax Returns to be timely prepared and filed. The Company will deliver to each Member within 90 calendar days after the end of the applicable fiscal year (or as promptly as reasonably practicable thereafter) a final Schedule K-1 together with such additional information as may be required by the

Members in order to file their individual returns reflecting the Company's operations. The Manager will bear the costs of the preparation and filing of the Company's Tax Returns.

10.2 <u>Tax Partnership</u>. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Without approval by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 and any such election to the contrary shall be void *ab initio*.

10.3 <u>Tax Controversies</u>. The Manager shall be or shall designate the "partnership representative" (as defined in section 6223 of the Code) for the Company for all US federal income tax purposes set forth in the Code with the power and authority to take all actions and do such things as required or as it shall deem appropriate under the Code or regulations promulgated thereunder, including the appointment of an individual eligible to be a "designated individual" under such regulations. In addition: the Manager is hereby authorized to (x) designate any other eligible person as the Partnership Representative; (y) remove and replace any Person designated as Partnership Representative or designated individual; and (z) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to the Treasury Regulations or other guidance to ratify the designation, pursuant to this Section, of the Manager (or any eligible Person designated by the Manager) as the Partnership Representative. All expenses reasonably incurred by the Partnership Representative to discharge its duties as partnership representative, including the fees of consultants, shall be directly paid, reimbursed, or otherwise borne by the Manager.

ARTICLE 11
WINDING-UP AND TERMINATION

11.1 <u>Liquidation Events</u>.

(a) The Company shall be wound up upon the first to occur of the following events (each a "***Liquidation Event***"):

(i) the failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(ii) the determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(iii) at any time when there are no Members;

(iv) the sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(v) the dissolution of the Issuer;

(vi) the declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Exchange Act by the Company; and

(vii) entry of a judicial decree requiring the winding up or dissolution of the Company under the Act.

11.2   Winding-Up and Termination. On the occurrence of a Liquidation Event, the business of the Company shall be wound up and shall, except to the extent consistent with such winding up, cease. The Manager shall act as liquidator or select one or more Persons to act as liquidator. The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. Until final distribution, the liquidator will continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a)   As promptly as possible after an event requiring winding up and again after final liquidation, the liquidator will cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

(b)   Subject to the Manager's obligations pursuant to Section 2.8, the liquidator will pay, satisfy, or discharge from the Company's funds all of the debts, liabilities and obligations of the Company, including any debt owed by the Company to any Member, (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   All remaining assets of the Company will be distributed to the Members *pro rata* in accordance with their Percentage Interests.

11.3   Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of termination with the Secretary of State of Delaware and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
GENERAL PROVISIONS

12.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement to the Members shall be disseminated as provided in Section 9.5 and through the electronic medium designated by the Manager or the Administrator. All notices, requests, and consents to be sent to the Company must be sent to or made in writing and delivered to the Manager's Address (as defined herein), or such other address or electronic means as the Company may specify. Unless otherwise specified in this Agreement or otherwise permitted by the Manager, any notice, request, or consent to the Company or the Manager must be given to the Manager at the principal office of the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.2   Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.3   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)	This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition by the a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so effected unless (i) such approval is not required by applicable Law or (ii) permitted by Regulation CF.

(c)	Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 12.3 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

12.4	Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of Interests that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates, and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Issuer, agreements or other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

12.5	Binding Effect; Third Party Beneficiaries. Except as otherwise expressly provided herein, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors, and permitted assigns, as applicable, and (b) no provision hereof shall be construed as benefiting any creditor of the Company or a Member, or other third party; provided that each

Covered Person shall be a third-party beneficiary of <u>Article 8</u> and the Issuer shall be a third-party beneficiary of <u>Section 3.7(c)</u>.

12.6 <u>Governing Law</u>. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law, or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

12.7 <u>Arbitration</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the Arbitration Location (as defined herein) Except as may be required by applicable Law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing, if the Issuer Constituent Documents contain an exclusive forum provision, then the forum provisions of the Issuer Constituent Documents (as well as any rules or waivers applicable to such forum) shall control and be deemed to be incorporated herein, *mutatis mutandis*.

12.8 <u>Severability</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

12.9 <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties hereto had executed a single signature page hereof and may be validly executed and delivered by electronic transmission (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method.

12.10 <u>Independent Counsel</u>. The Manager and each Member acknowledges and agrees that (a) the terms of this Agreement, and all matters with respect to the organization and administration of the Company (including matters related to the compliance with applicable Law) are, and have been, determined solely by the Manager and the Members, and (b) each of the Manager and the Members has been advised to seek independent counsel with respect to the terms and obligations of the parties pursuant to this Agreement.

[Signature Page Follows]

The undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

EDISON CROWDFUNDING VEHICLE, LLC
By: Edison Interactive Holdings, Inc., its Manager

By: *Nick Stanitz-Harper*
_____
Name: Nick Stanitz-Harper
Title: Chief Executive Officer

MANAGER:

EDISON INTERACTIVE HOLDINGS, INC.

By: *Nick Stanitz-Harper*
_____
Name: Nick Stanitz-Harper
Title: Chief Executive Officer

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all Operating Expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 2.8.

SCHEDULE I

DEFINITIONS

"***Acquired Securities***" means the Securities subscribed for in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 2.4, together with any securities of the Issuer issued upon any conversion or exchange thereof.

"***Act***" means the Delaware Limited Liability Company Act, as amended.

"***Additional Member***" means any Person that is not already a Member in respect of particular Units who acquires: (a) all or a portion of the Units held by a Member from such Member or (b) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.4.

"***Administrator***" means the Person to whom the Manager delegates the provision of certain administrative services for the Company under a written agreement and in accordance with Section 7.2.

"***Affiliate***" means, when used with respect to a specified Person, any Person which directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person.

"***Arbitration Location***" means Denver, Colorado.

"***Capital Contribution***" with respect to a Member, means the total amount of cash and the net fair value of any property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"***Code***" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding Law.

"***Confidential Information***" means all proprietary information, trade secrets, process methods, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that relate to the Company or the Issuer and their businesses, products, or services, as applicable, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a non-confidential basis, (c) was or becomes available to such Member from a source other than the Company, or its representatives, or (d) is independently developed by such Member without the use of any Confidential Information. With respect to the Issuer, if the definition of Confidential Information or similar construct is more restrictive to the recipient of any Confidential Information than the foregoing in the Issuer Constituent Documents, such more restrictive definition will control relative to the Confidential Information of the Issuer.

"***Control***," including the correlative terms "***Controlling***," "***Controlled by***," and "***Under Common Control with***" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of Units, by contract or otherwise) of a Person.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"**Investment Company Act**" means the Investment Company Act of 1940, as amended.

"**Issuer**" means Edison Interactive Holdings, Inc., a Delaware corporation.

"**Issuer Constituent Documents**" means the articles of incorporation, by-laws, certificate of formation, operating agreement, or other governing documents of the Issuer, together with any other governance agreements to which the Issuer and the holders of Securities (other than the Members) generally are a party, including, but not limited to, any voting agreement, investors' rights agreement, co-sale agreement, registration rights agreement, or other stockholders' agreement.

"**Law**" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and will include, for the avoidance of doubt, the Act.

"**Manager's Address**" means 383 N. Corona St, Suite 220, Denver, CO 80218.

"**Member**" means any Person executing this Agreement on the Effective Date or who is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"**Offering**" means the securities offering conducted by the Company and the Issuer pursuant to Regulation CF, as further defined in Section 2.4.

"**Operating Expenses**" means, with respect to any particular period, the costs, expenses, or charges incurred by the Company attributable to such period in holding, owning, and dealing with the Company's assets (including the Acquired Securities), including taxes, custodial fees, fees, professional fees, and all costs and expenses related to or incurred in connection with the Company's compliance obligations under applicable Laws arising out of it being a crowdfunding vehicle under Rule 3a-9, and all other expenses incurred in the day-to-day administration of the Company and such assets, including any fees or costs charged by or reimbursable to the Administrator.

"**Percentage Interest**" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

"**Person**" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Rule 3a-9**" means Rule 3a-9 promulgated under the Investment Company Act.

"**Sale of the Issuer**" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Issuer, taken as a whole, to an unaffiliated third party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Issuer.

"**Securities**" means the Class B Non-Voting Common Stock, par value $0.0001 per share (the "**Securities**") issued by the Issuer.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"**Tax**" or "**Taxes**" means any tax, charge, fee, levy, deficiency, or other assessment of whatever kind or nature, including any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

"**Tax Return**" means any return, election, declaration, report, schedule, return, document, opinion, or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess Taxes.

"**Transfer**," including the correlative terms "**Transferring**," and "**Transferred**," means any direct or indirect transfer, assignment, sale, gift, *inter vivos* transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is Transferred or shifted to another Person.

"**Treasury Regulations**" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"**Units**" means a unit of capital securities in the Issuer having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has: (a) rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and (b) all obligations, duties, and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

***

ANNEX II – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Re: Purchase of Units in Edison Crowdfunding Vehicle, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "**Subscriber**") understands that Edison Interactive Holdings, Inc., a Delaware corporation (the "**Issuer**"), is conducting an offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. The offering is made to both accredited and non-accredited investors pursuant to the Form C jointly filed by the Crowdfunding Vehicle (as defined below) and the Issuer with the U.S. Securities and Exchange Commission ("**SEC**") and the offering memorandum included therein (the "**Form C**"), and is being made available on the Intermediary's (as defined below) website. DealMaker Securities LLC (the "**Intermediary**") is registered with the SEC and a member of the Financial Industry Regulatory Authority. The Subscriber should carefully review the Form C, which is available on the Issuer's investor website page for the Offering at https://invest.edisoninteractive.com (the "**Portal**").

The Subscriber understands that the Issuer is offering up to 1,235,000 shares of its Class B Non-Voting Common Stock (each a "**Issuer Security**" and collectively, the "**Issuer Securities**") at a purchase price of $1.00 per Issuer Security. The minimum amount or target amount to be raised in the offering is $10,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,235,000 (the "**Maximum Offering Amount**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline (as defined in the Form C), no Issuer Securities or Units will be sold in the offering, investment commitments will be canceled and committed funds will be returned. If the offering is oversubscribed beyond the Target Offering Amount, the Issuer will sell Issuer Securities on a basis to be determined by the Issuer's management. The Issuer is offering the Issuer Securities to prospective investors through the Intermediary. Additionally, the Crowdfunding Vehicle will be required to pay an Investor Processing Fee of 2.5% of the Crowdfunding Vehicle's subscription amount (the "**Investor Processing Fee**") to the Issuer at the time of the subscription to offset transaction costs. In connection therewith and the offering of the Units hereunder, the Subscriber understands that the Subscriber will be required to pay a fee of 2.5% of such Subscriber's subscription amount to the Crowdfunding Vehicle at the time of subscription, which such amount will be used to offset the Crowdfunding Vehicle's Investor Processing Fee. A portion of the Investor Processing Fee is paid to the Intermediary. The Issuer will pay the Intermediary a commission equal to 8.5% of gross monies raised in the offering, which amount will be offset by the Investor Processing Fee.

The Subscriber understands that Edison Crowdfunding Vehicle, LLC, a Delaware limited liability company (the **"Crowdfunding Vehicle"**), is offering up to 1,235,000 Units (the "**Units**" and each a "**Unit**"). The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"), by the Issuer to facilitate its offering under Regulation Crowdfunding. All of the proceeds received by the Crowdfunding Vehicle in this offering will be used to purchase Issuer Securities, and the total number of Units issued in this offering will correspond on a one-to-one basis to the Issuer Securities acquired by the Crowdfunding Vehicle. The Crowdfunding Vehicle is offering the Units to prospective investors through the Intermediary via the Portal.

The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Crowdfunding Vehicle's Operating Agreement (the "Crowdfunding Vehicle Operating Agreement"), the Issuer Constituent Documents (as defined in the Crowdfunding Vehicle Operating Agreement), and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Crowdfunding Vehicle and the Issuer as follows:

1.   Subscription.

(a)   On the date hereof, subject to the terms of this Subscription Agreement, the Crowdfunding Vehicle Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Crowdfunding Vehicle and, upon acceptance by the Crowdfunding Vehicle of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $1.00.

(b)   Upon acceptance of this Subscription Agreement by the Issuer, in its capacity as manager of the Crowdfunding Vehicle (the "**Manager**"), the Subscriber shall purchase the Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement to the escrow account associated with the Form C and the offering, and the Crowdfunding Vehicle shall purchase from the Issuer, and the Issuer shall issue and sell to the Crowdfunding Vehicle, the corresponding number of Issuer Securities as the number of Units purchased by the Subscriber hereunder, subject to any bonuses, incentives or perks set forth in Form C.

2.   Acceptance and Rejection of Subscriptions.

(a)   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, and for any reason or no reason. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Manager shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Crowdfunding Vehicle, and by executing this Subscription Agreement, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Crowdfunding Vehicle Operating Agreement (and grants to the Manager the power of attorney described therein to execute the Crowdfunding Vehicle Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   <u>Subscriber Representations and Warranties</u>.   The Subscriber represents, warrants, and agrees to and with the Crowdfunding Vehicle and the Issuer as follows:

(a)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Form C filed with the SEC and any other information required by the Subscriber to make an investment decision. Further,

i.   Subscriber acknowledges that Subscriber has read the educational materials on the Portal, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a target deadline; however, once the Subscription Agreement is accepted by the Crowdfunding Vehicle and the Issuer there is no cancelation right;

ii.   Subscriber acknowledges that there may be promoters for this offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Vehicle and the Issuer. A promoter may be any person who promotes the offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Crowdfunding Vehicle and the Issuer; and

iii.   Subscriber acknowledges that Subscriber has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation Crowdfunding offering and the manner in which it is received.

(b)   The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article 6 of the Crowdfunding Vehicle Operating Agreement.

(c)   The Subscriber has received and reviewed a copy of the Form C, the Crowdfunding Vehicle Operating Agreement, and the Issuer Constituent Documents, and had an opportunity to ask questions of and receive answers about the Crowdfunding Vehicle and the Issuer concerning the investment in the Units. The Subscriber understands and agrees that the Crowdfunding Vehicle and Issuer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in the Units issued by the Crowdfunding Vehicle, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Crowdfunding Vehicle, the Issuer, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d) The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(e) The Subscriber understands that neither the Units to be issued pursuant to this Subscription Agreement nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the Units. Any representation to the contrary is unlawful. The issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Crowdfunding Vehicle's and the Issuer's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(f) The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, on the Portal and in this Subscription Agreement. In making an investment decision to invest in the Units, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(g) The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Crowdfunding Vehicle.

(h) The Subscriber has had an opportunity to review the Crowdfunding Vehicle Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Subscription Agreement by the Manager, the Subscriber will be bound by the terms and conditions of the Crowdfunding Vehicle Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Crowdfunding Vehicle Operating Agreement and the Issuer Constituent Documents. The Subscriber acknowledges that the relative rights of the Units are set forth in the Crowdfunding Vehicle Operating Agreement and the Units are subject to restrictions as contained in the Crowdfunding Vehicle Operating Agreement.

(i) The Subscriber confirms that it is not relying and will not rely on any communication of the Crowdfunding Vehicle, the Issuer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Crowdfunding Vehicle, the Issuer, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Crowdfunding Vehicle, the Issuer, the Portal, the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement), nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that none of the Crowdfunding Vehicle, the Issuer, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(j)   The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Crowdfunding Vehicle or the Issuer, whether in Form C, through the Portal, distributed by or through the Issuer or the Crowdfunding Vehicle, or otherwise. The Subscriber understands that neither the Manager, the Portal, nor the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement) is an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Manager, the Portal or the Administrator or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(k)   The Subscriber has had an opportunity to ask questions of the Issuer in its capacity as the Manager, as well as in its individual capacity, regarding the business plan of the Crowdfunding Vehicle and the Issuer. The Subscriber understands that the Crowdfunding Vehicle will use all of the proceeds of this offering to invest in the Issuer Securities. Therefore, Subscriber's interest in Issuer is indirect and, in all cases, subject to the terms and limitations of the Crowdfunding Vehicle Operating Agreement, and subject to special risks inherent in the structure of the Crowdfunding Vehicle as a crowdfunding vehicle organized in accordance with Rule 3a-9, certain of which are identified in the Form C.

(l)   The Subscriber understands that the Issuer's business plan is subject to change depending on a variety of circumstances, and the Issuer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Issuer sells additional Issuer Securities or other equity securities outside of the offering, the Crowdfunding Vehicle's interest in Issuer may then be diluted on a pro rata basis with other holders of Issuer Securities, and, consequentially, the Subscribers' indirect interest percent in Issuer would be subsequently reduced. There can be no assurance that Issuer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Issuer.

(m)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Issuer, resulting in a partial or total loss of the Subscriber's investment in the Crowdfunding Vehicle. The Subscriber confirms that no representations or warranties about the Issuer's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Crowdfunding Vehicle.

(n)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. Upon acceptance of this Subscription Agreement by the Crowdfunding Vehicle, this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(o)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Crowdfunding Vehicle has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding and the Crowdfunding Vehicle Operating Agreement.

(p)   The Subscriber confirms that all information and documentation provided to the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(q)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit A-1 if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit A-2 if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Crowdfunding Vehicle to fulfill any tax reporting or withholding requirements.

(r)   If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

4.   Irrevocable Proxy and Power of Attorney.

(a)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber hereby irrevocably constitutes and appoints the Manager, and any person(s) designated by the Manager, with full power of substitution and resubstitution, as the Subscriber's proxy and attorney-in-fact (coupled with an interest) to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone to vote and exercise any and all voting rights with respect to the Units that now are or hereafter may be owned by the Subscriber, whether directly or indirectly, and any and all other shares or securities of the Crowdfunding Vehicle issued or issuable in respect thereof on or after the date hereof, solely in the Subscriber's capacity as a member of the Crowdfunding Vehicle and solely with respect to the Units of the Crowdfunding Vehicle owned by the Subscriber and any securities issued or issuable in respect thereof (the "***Crowdfunding Vehicle Proxy Units***"), including without limitation the power to execute, deliver and file any documents and instruments contemplated by the Crowdfunding Vehicle Operating Agreement and to take any action permitted to be taken by members thereunder.

(b)   The Subscriber acknowledges that the Crowdfunding Vehicle will use the proceeds of this offering to acquire the Issuer Securities and that the Issuer Securities will be held of record by the Crowdfunding Vehicle (or its nominee). The Subscriber further acknowledges, consents to, approves and authorizes (i) the Crowdfunding Vehicle, acting through the Manager and/or its authorized representative(s), to grant an irrevocable proxy and/or enter into a voting agreement with respect to the Issuer Securities held by the Crowdfunding Vehicle in favor of the Issuer's Chief Executive Officer (or such other person(s) as may be specified in the Issuer's governing documents, including the Issuer's certificate of incorporation and bylaws, each as amended and/or restated from time to time), and (ii) the Issuer's Chief Executive Officer (and any successor thereto) to exercise all voting and consent rights associated with the Issuer Securities held by the Crowdfunding Vehicle, in each case to the fullest extent permitted under the Issuer's certificate of incorporation, bylaws and applicable law. The Subscriber agrees that this acknowledgement and approval is a material inducement to the Issuer and the Crowdfunding Vehicle in connection with the offering and the acquisition of the Issuer Securities.

(c)   Each proxy and power of attorney granted pursuant hereto is coupled with an interest, shall be irrevocable to the fullest extent permitted by law, and shall remain in effect until the earlier of (i) the termination of the Crowdfunding Vehicle in accordance with the Crowdfunding Vehicle Operating Agreement or (ii) the Subscriber no longer holds any Units in the Crowdfunding Vehicle; provided that nothing herein shall be construed as a waiver of the Issuer's compliance with the federal securities laws and the rules and regulations thereunder. The Subscriber agrees that it will not grant any proxy or enter into any arrangement inconsistent with this Section 4 with respect to the Crowdfunding Vehicle Proxy Units.

5.   <u>Reliance on Subscriber Representations and Warranties; Indemnification</u>. The Subscriber acknowledges that the Crowdfunding Vehicle, the Issuer, the Manager, and their respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, Issuer, and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this <u>Section 4</u> shall survive the acceptance of this Subscription Agreement and the sale of the Units.

6.   <u>ERISA Matters</u>.

(a)   The Subscriber understands that the value of all investments in the Crowdfunding Vehicle made through a Plan must be less than 25% of the value of the Crowdfunding Vehicle's assets. A **"Plan"** includes (i) an "employee benefit plan" as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("**ERISA**"), (ii) a "plan" with respect to which section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") applies (including individual retirement accounts ("**IRAs**")), or (iii) other entities or accounts whose assets are deemed to include assets of an employee benefit plan. If the Subscriber is investing in the Crowdfunding Vehicle through a Plan Investor and an individual or entity (the **"Fiduciary"**) has entered into this Subscription Agreement on behalf of the Plan, the Fiduciary makes the following representations, warranties, and covenants:

i.   The Fiduciary is a fiduciary of the Plan Investor who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Crowdfunding Vehicle is consistent with the Fiduciary's responsibilities under ERISA or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Subscriber, and the Fiduciary agrees that, except for the representations, covenants and agreements contained in this Section 5 all representations, covenants and agreements contained in this Agreement are made on behalf of the Subscriber who is investing through the Plan.

ii.   The execution and delivery of this Agreement, and the investment contemplated hereby (i) has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust, and (ii) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments. The Fiduciary acknowledges that the assets of the Crowdfunding Vehicle will be invested in accordance with the information set forth in the Form C.

iii.   The Plan's purchase and holding of Units will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Code, or any other applicable law. None of the Portal, the Manager, the Administrator, nor any of their officers, directors, shareholders, partners, managers, members, affiliates, employees, agents, or representatives: (i) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase Units, (ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

iv.   The Fiduciary understands and agrees (i) to the fee arrangements described in the Crowdfunding Vehicle Information and (ii) that, to prevent the assets of the Crowdfunding Vehicle from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Subscriber may be prohibited from purchasing or acquiring Units or may be required to redeem its Units or a portion thereof.

7.   Anti-Money Laundering.

(a)   The Subscriber represents and warrants to the Crowdfunding Vehicle and the Issuer that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Crowdfunding Vehicle prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and

Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "**OFAC Sanctions List**"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Crowdfunding Vehicle, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**prohibited persons**"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Crowdfunding Vehicle, and (iv) it will make available such information and any additional information requested by the Crowdfunding Vehicle and the Administrator that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Crowdfunding Vehicle, the Issuer, the Portal, and the Administrator, in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Crowdfunding Vehicle or the Administrator or their agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Crowdfunding Vehicle, and the Administrator are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator, it will provide such information as the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

8.   <u>Miscellaneous</u>.

(a)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(e) The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Subscription Agreement will be relied upon by the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator in determining the Crowdfunding Vehicle's and the Issuer's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Crowdfunding Vehicle.

(f) The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(g) The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Crowdfunding Vehicle electronically via email, the Internet, through the Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Crowdfunding Vehicle at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Manager at nick@edisoninteractive.com or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to nick@edisoninteractive.com or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Crowdfunding Vehicle will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(h) This Subscription Agreement shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Crowdfunding Vehicle, and shall, if the Subscriber consists of more than one person, be the joint and several obligations of all such persons.

(i) This Subscription Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber, the Crowdfunding Vehicle, and the Issuer. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Crowdfunding Vehicle on behalf of the Crowdfunding Vehicle.

(j) This Subscription Agreement is not transferable or assignable by the Subscriber without the prior written consent of the Crowdfunding Vehicle, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(k) The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager or the Administrator.

[SIGNATURE PAGE FOLLOWS]

OMNIBUS SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

AND

CROWDFUNDING VEHICLE OPERATING AGREEMENT OF

EDISON CROWDFUNDING VEHICLE, LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Subscription Agreement, and (b) the Crowdfunding Vehicle Limited Liability Company Agreement dated February 4, 2026 (the "*Crowdfunding Vehicle Operating Agreement*"). The undersigned agrees to be bound by the terms of the Subscription Agreement and the Crowdfunding Vehicle Operating Agreement.

The Securities being subscribed for will be owned by, and should be recorded as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Units**
	Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By:	If the Subscriber is individual: / If the Subscriber is not an individual:
(Authorized Signature)	☐ Individual
	☐ Joint Tenant
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor)	
(E-Mail Address)	

ACCEPTANCE

The Crowdfunding Vehicle hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

EDISON CROWDFUNDING VEHICLE, LLC

By: Edison Interactive Holdings, Inc., its Manager

By:

Chief Executive Officer

Dated as of

Edison Interactive Holdings, Inc.

By:

Chief Executive Officer

Exhibit A-I – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Units must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number ("***TIN***"). An individual's social security number is their TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

____
Name of Subscriber (Print or Type)

____
Tax Identification Number

____
Signature

<u>Exhibit A-II – Substitute Form W-8BEN</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number or a foreign tax identification number ("**TIN**"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

_____
Name of Subscriber (Print or Type)

_____
Tax Identification Number

_____
Signature

<center>**CANADIAN ACCREDITED INVESTOR CERTIFICATE**</center>

TO: Edison Crowdfunding Vehicle, LLC (the "**Crowdfunding Vehicle**")

The Investor hereby represents, warrants and certifies to the Crowdfunding Vehicle that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Crowdfunding Vehicle and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Units, the Subscriber hereby represents, warrants, covenants and certifies to the Crowdfunding Vehicle (and acknowledges that the Crowdfunding Vehicle and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐   (a)   a Canadian financial institution, or a Schedule III bank;

☐   (b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐   (c)   a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

         (d)   a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (e)   an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐   (e.1)   an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (f)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐   (g)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐   (h)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐   (i)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Units	Issuer: Edison Crowdfunding Vehicle, LLC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Edison Crowdfunding Vehicle, LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **Edison Crowdfunding Vehicle, LLC** (the "**Crowdfunding Vehicle**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Crowdfunding Vehicle that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Crowdfunding Vehicle under this agreement (the "**Securities**") by the *Crowdfunding Vehicle* to the Subscriber (or its disclosed principal, if any) may be effected by the Crowdfunding Vehicle without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Crowdfunding Vehicle to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Crowdfunding Vehicle to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Crowdfunding Vehicle to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Crowdfunding Vehicle;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Crowdfunding Vehicle shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Crowdfunding Vehicle or its counsel may request.

The Subscriber acknowledges that the Crowdfunding Vehicle is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Crowdfunding Vehicle. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Crowdfunding Vehicle to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                              By:

                                                                   (Signature)

                                                              Name of Signing Officer (if Entity):

                                                              Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Edison Crowdfunding Vehicle, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Edison Crowdfunding Vehicle, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

ANNEX III – FINANCIAL STATEMENTS

Edison Crowdfunding Vehicle, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY
ENDED FEBRUARY 4, 2026 (INCEPTION)

FINANCIAL STATEMENTS:



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Edison interactive Holdings Inc.
State of Delaware

Opinion

We have audited the financial statements of Edison Crowdfunding Vehicle, LLC. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (February 4, 2026), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (February 4, 2026), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 10, 2026
Calabasas, California

Edison Crowdfunding Vehicle, LLC

Balance Sheet

	Inception February 4, 2026
As of (In, $US)	
ASSETS	
CURRENT ASSETS:	
Cash	$ -
Total Current Assets	-
TOTAL ASSETS	**$ -**
LIABILITIES AND MEMBERS' EQUITY/ (DEFICIT)	
CURRENT LIABILITIES:	
	$ -
Total Current Liabilities	**-**
TOTAL LIABILITIES	**-**
MEMBERS' EQUITY / (DEFICIT)	
Members' Equity / (Deficit)	-
Total Members' Equity / (Deficit)	**-**
TOTAL LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)	**$ -**

Edison Crowdfunding Vehicle, LLC

Statement of Operations

	For the one day ended February 4, 2026
REVENUES:	
Cost of Revenue	$ -
Gross Profit / (Loss)	-
OPERATING EXPENSES:	
General and Administrative	-
Total Operating Expenses	$ -
Operating Income/(Loss)	$ -
Income/(Loss) Before Provision for Income Taxes	
Provision/(Benefit) for Income Taxes	-
NET INCOME (LOSS)	$ -

Edison Crowdfunding Vehicle, LLC

Statement of Stockholders' Equity

	Members' Equity / (Deficit)
(In, $US)	
Inception Date - February 4, 2026	$ -
Net Income / (Loss)	-
Balance, February 4, 2026	$ -

Edison Crowdfunding Vehicle, LLC

Statement of Cash Flows

(In, $US)	For the one day ended February 4, 2026
Cash Flow From Operating Activities	
Net Income / (Loss)	$ -
Net Cash Provided / (Used in) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided / (Used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided / (Used in) Financing Activities	-
Change in Cash	
Cash - Beginning of day	-
Cash - End of day	$ -

SUPPLMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$ -
Cash Paid for Taxes	$ -

Edison Crowdfunding Vehicle, LLC

Notes to Financial Statements as of and for the one day ended February 4, 2026

1. Nature of Operations

Edison Crowdfunding Vehicle, LLC was formed on February 4, 2026, in the state of Delaware. The financial statements of Edison Crowdfunding Vehicle, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Edison Crowdfunding Vehicle, LLC is a Delaware-based company formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The Company's sole purpose is to acquire, hold, and dispose of securities issued by Edison Interactive Holdings, Inc. with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The Company is managed by Edison Interactive Holdings, Inc. and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period; actual results could differ from those assumptions.

Edison Crowdfunding Vehicle, LLC

Notes to Financial Statements as of and for the one day ended February 4, 2026

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of February 4, 2026, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including

Edison Crowdfunding Vehicle, LLC

contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. Equity

No membership units have been issued and were outstanding as of February 4, 2026.

Voting Rights

Members do not have direct control over the operations of the Edison Crowdfunding Vehicle, LLC. The Company is managed by Edison Interactive Holdings, Inc. which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

Distribution Rights

The Company is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Edison Interactive Holdings, Inc. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Edison Crowdfunding Vehicle, LLC accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities

Edison Crowdfunding Vehicle, LLC

law requirements. Upon dissolution of the Company, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of February 04, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. Related Party Transactions

There are no related party transactions as of and for the one day ended February 4, 2026.

6. Subsequent Events

There were no other events that required an adjustment or disclosure to these financial statements.

Edison Crowdfunding Vehicle, LLC

7. Going Concern

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT H

Video Transcript

Campaign Script V2

CAMPAIGN VIDEO V2: 476

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
Golf courses. Luxury hotels. World-class resorts. These are some of the most premium physical environments in the world. But one glance at the screens inside a hotel room or a golf cart, and that experience freezes in time: Clunky interfaces. No personalization. And for operators, high costs with limited revenue opportunities.	*Aerial/ Cinematic shots of golf courses at sunrise, resorts, hotel exteriors, golf carts rolling down fairways.* *Show static screen*		
I'm Nick Stanitz-Harper, Co-Founder and CEO of Edison Interactive. We built Edison because the screens people interact with outside their homes haven't kept pace with modern tech. We saw an opportunity to change that. Edison is a technology platform powering the next generation of screens. Our cloud-based system combines premium content with an AI-based intelligent experience layer—transforming static displays into dynamic, adaptive, and personalized screens. Edison operates on a recurring software subscription model—with little to no upfront installation costs. And, because the platform supports integrated advertising, owners can actually use it to MAKE money. It's a business equation that offsets costs, subsidizes hardware, and makes our platform highly compelling for	*Nick on camera. Subtle b-roll of premium environments begins to appear*	L3: Nick Stanitz-Harper, Edison Interactive, Founder, CEO **On Screen Text** AI-Driven Platform Cloud-Based Architecture Built for Scale Text: "Recurring Software Revenue" "Scalable Monetization"	

Edison Pitch Video

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operators, who can use it to generate new revenue while improving the guest experience.			
In fact, we're currently live across two of the most valuable premium environments in the world: golf and hospitality.	*Smooth transition from golf carts to hotel rooms.* **source**		
Edison already powers one of the most widely deployed GPS golf cart platforms in the world. That leadership gives us unmatched distribution, data, and relationships with course operators. And it allows us to take the next step. We're now preparing to deploy the next generation of the golf experience: a fully connected media and entertainment hub that delivers immersive, 3D course visualization, real-time GPS intelligence, live sports streaming, and	*Golf carts in motion. Familiar GPS interfaces transitioning into next-gen visuals.*	"Market-Leading GPS Platform" "3D Course Visualization" "Green Contour Heat Maps"	

Edison Pitch Video

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much more. Imagine watching your favorite NFL team while playing your Sunday round! This isn't an incremental upgrade. It's a game-changer for modern golf courses.		"Live Sports in Cart"	
In hotels and resorts, Edison transforms the in-room screen into a modern entertainment hub—bringing live TV powered by Dish Network, streaming apps, and interactive content together in one seamless experience.	*Guests interacting naturally with hotel screens.*		
And it's already proven on 55,000 screens at iconic destinations and some of the most recognizable golf courses in the world. By upgrading the experience itself, Edison creates higher engagement and repeat usage—building premium audiences at scale. That's why it's trusted by premium partners and advertisers with extremely high customer experience standards, from Apple and Paramount to Porsche and Rolex. To date, we've generated more than $60 million in lifetime revenue.	*Vegas skyline. Property logos. Golf course logos.* *Partner logos.*	Vegas skyline. Property logos. Golf course logos.	
We know how to create categories—and scale them: our leadership team helped pioneer the first generation of connected GPS experiences for the golf industry. And we have deep			

Edison Pitch Video

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experience building connected-screen platforms, including helping lead SpotX to a $1.2 billion acquisition by Magnite.			
The tech is proven, the partners are locked in. Now capital is key to scaling Edison to the next stage. With your investment, we believe the platform can reach hundreds of thousands of screens and drive significant long-term revenue—potentially exceeding $400 million annually over the next several years. Because the same platform works across premium environments with long dwell times and engaged audiences, Edison naturally extends beyond hotels and golf courses into stadiums, arenas, airlines, and cruise ships.			
If you believe premium environments deserve premium technology—join us. Invest in Edison Interactive today.	Inspirational montage. Edison logo. Call-to-action screen.		

Campaign script

Edison Pitch Video

Word count: 399

CAMPAIGN VIDEO

Edison Pitch Video

Audio	Video
From social media scrolling to endless web searches, let's face it: we LIVE on our devices. And every ad and sponsored post we see is perfectly timed and customized for us. But what about the screens in hotel rooms, resort lobbies, and golf carts? They're painfully outdated, costly to install and earn absolutely nothing … when they could be earning millions.	*Imagery of people on phones computers, tablets.*
I'm Nick Stanitz-Harper, and I founded Edison Interactive to change that. We built an AI-driven, cloud-based platform that integrates directly into existing screens, learning from each interaction to personalize entertainment and advertising for every guest. Owners can retain full control—or let the system optimize automatically. Edison operates on a recurring subscription and advertising revenue-share model, creating predictable monthly income for screen owners— and highly scalable growth for our platform. With Edison, everyone wins: Guests enjoy the dynamic, modern experience they're accustomed to, and owners unlock new monetization from screens they already own.	Show screens We list the things we're used to: - Software driven screens - sub-one second change changes - Native streams apps available

Edison Pitch Video

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For the 47 million Americans who golf each year, Edison delivers the first truly 3D, GPS course experience, alongside live NFL, NBA, and PGA Tour—streaming directly to their carts. Imagine watching first downs while playing your Sunday round!	**source**
Our platform is plug-and-play—and already proven at scale. Here's the traction: We're already deployed at iconic properties like Caesars Palace, Paris, and Harrah's, plus some of America's most recognizable golf courses. Our platform spans 55,000 screens and has generated more than $60 million in lifetime revenue. We've partnered with Verizon, DISH, and every major movie studio to expand our network and deliver the premium content audiences expect *everywhere*.	*Show famous golf course logos, names.* *Show logos as mentions: Verizon, DISH, Warner Brothers, Disney, Paramount, universal.*
We're the only company in hospitality and golf with deep advertising technology expertise. Our team led SpotX to a $1.2 billion acquisition by Magnite. We know how to turn connected screens into powerful revenue engines.	

Edison Pitch Video

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The tech is proven, the partners are locked in, and capital is the only thing standing between what comes next. With your investment, we hope to reach hundreds of thousands more screens and $400 million in annual revenue in the next several years. And we won't stop at hotels and golf courses. From stadiums and arenas to airlines and cruise ships, we'll take Edison to the skies, seas … and beyond!	
Join us for the next generation of connected-screen entertainment. Invest in Edison today.	

Social Ads V1

Mixed Media Video ad 1: Problem/solution

Edison Pitch Video

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Hook A: Hotels spend millions on in-room TVs that generate zero return and leave guests wanting more. What if there was a way to change that, using those screens to boost revenue and the customer experience? Now there is. **Hook B:** Every hotel room has a screen. Most cost a fortune to install. And they're painfully outdated. We have the solution for hotel owners—and an investment opportunity for you.	*We create a montage of nice hotel room TVs of different decor, then cut to a disappointing static screen.* *The screen turns off to black.* *We create a montage of nice hotel room TVs of different decor, then cut to a disappointed guest.* *We show a graphic depicting money loss, and then cut to a fuzzy old screen.* *Cut to Edison's new interface and a happy consumer.*	*Text:* *Boost Revenue AND the customer experience*	

Edison Pitch Video

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I'm Nick Stanitz-Harper, founder of Edison Interactive. We bring screens in hotel rooms, golf courses and beyond up to speed by providing the AI-powered entertainment platform consumers expect—while generating recurring advertising revenue for operators. We're already live across 55,000 screens at Caesars Palace, Paris, Harrah's, and iconic golf courses nationwide—generating over $60 million in revenue. Our team led SpotX to a $1.2 billion exit. We know how to monetize screens at scale. With your investment, we'll deploy across hundreds of thousands more screens—turning cost centers into revenue engines everywhere. Invest in Edison today.	*See Nick on camera.* *Vegas skyline. Property logos. Golf course logos.* *Partner logos. Studio logos. Subtle motion graphics.*		

Mixed Media Video ad 2: Market size opportunity

Edison Pitch Video

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Hook A: There are millions of screens across hotels and golf courses in America. They're costing owners millions—when they could be EARNING instead. And it's an opportunity you can get in on, too. **Hook B:** What do golf carts and hotel rooms have in common? Both have painfully outdated screens that represent millions of dollars in untapped potential. We're making that possible—and you can come along for the ride.	*Smooth transition from golf carts screens to hotel rooms tvs.* *Smooth transition from golf carts screens to hotel rooms tvs.*		
At Edison Interactive, we built an AI-powered platform that turns underutilized screens into a nationwide media network—delivering the personalized experiences guests actually want to engage with, while generating recurring revenue for operators. We're already generating $60M+ in revenue with 55,000 screens—but we have ambitions for hundreds of thousands more. With your investment, we'll scale this network and unlock $400M+ in annual revenue potential. Invest in Edison today.	*Showcase Edison's Platform.* *See positive guest interactions* *Vegas skyline. Property logos. Golf course logos.* *Partner logos. Studio logos. Subtle motion graphics.*		

Edison Pitch Video

On Screen Talent Video ad 3: First mover advantage

Edison Pitch Video

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Hook A: In hospitality and golf, everyone focuses on the infrastructure. But when it comes to the screens all over carts, courses and hotel rooms, no one is innovating. Until NOW. **Hook B:** On our phones, laptops and smart TVs, we get modern and highly monetizable content, tailored just for us. But the screens across the hospitality industry have yet to catch up. Until we came along.			
We're Edison Interactive, and while others focused on legacy cable systems, we built one of the first IPTV infrastructure in hospitality with programmatic advertising at its core—powered by the team that sold SpotX for $1.2 billion. And with 55,000 screens at iconic properties like Caesars Palace and America's top golf courses, we're already miles ahead of anyone who might try to catch up. With your investment, we'll work to extend that lead. Invest in Edison today.	*Show cables behind TV screen* Show Edison Platform *Vegas skyline. Property logos. Golf course logos. Partner logos. Studio logos. Subtle motion graphics.*	Text: No more Cable	

On Screen Talent Video ad 4: Modern dilemma

Edison Pitch Video

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Hook A: You're staying at a 5-star resort, but the TV feels like a 2005 relic. **Hook B:** Hotels spend millions on their TV systems. But you wouldn't know it from the outdated menus and 4-second-long channel changes.	*See some looking relaxing in room on bed. Cut to old TV* *See aerials of nice hotels, Cut to someone points clicker at TV frustrated, seeing slow channel changes.* *TV turns off.*		
Hard to believe, but at Edison Interactive, we're on the cutting edge of modernizing this experience—with an AI-powered platform that learns what each guest enjoys and delivers it instantly. All while allowing screen owners to earn revenue from the content. We're already live—generating $60M+ in revenue in iconic hotel properties and top golf courses across the country. And thanks to partnerships with Verizon and every major entertainment studio, our content is on FIRE.	*Nick talking* *Show guests interacting with the Edison platform in their room.* *Show chart of projected revenue.* *Show brands over Vegas skyline* *Show Golf Course on map of USA.* *Show Edison Platform but put entertainment logos onscreen as if on the app.*		

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With your investment, we'll bring this experience to hundreds of thousands more screens. Invest in Edison today.	*Show happy customer using app, cut to aerial of Vegas/ Big city*		

Social Ads V2

Mixed Media Ad 1: Hospitality-First: Performance, Personalization, and Premium Demand * This is based on an old problem/solution/addition.**

Edison Pitch Video

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Hook A: Hotels spend millions on in-room TVs that generate zero return and leave guests wanting more. What if there was a way to change that, using those screens to boost revenue and the customer experience? Now there is. **Hook B:** Every hotel room has a screen. Most cost a fortune to install. And they're painfully outdated. We have the solution for hotel owners—and an investment opportunity for you.	*We create a montage of nice hotel room TVs of different decor, then cut to a disappointing static screen.* *The screen turns off to black.* *We create a montage of nice hotel room TVs of different decor, then cut to a disappointed guest.* *We show a graphic depicting money loss, and then cut to a fuzzy old screen.* *Cut to Edison's new interface and a happy consumer.*	*Text:* *Boost Revenue AND the customer experience*	
At Edison Interactive, we transform in-room screens by providing an AI-powered entertainment platform that elevates the consumer experience. The platform learns how guests interact, optimizes performance in real time, and delivers a modern, personalized experience that finally feels premium. All while giving	*See Nick on camera.* *Vegas skyline. Property logos. Golf course logos.* *Partner logos. Studio logos. Subtle motion graphics.*		

Edison Pitch Video

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operators more control, better performance, and new revenue opportunities. That's why Edison is already live across tens of thousands of screens at iconic destinations nationwide. If you think hospitality deserves technology that performs—invest in Edison Interactive.			

Mixed Media Ad 2: *Golf-First: Market Leadership and Next-Generation Innovation*

Edison Pitch Video

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Hook A: Since the game's invention, Golf keeps evolving. But the technology inside the golf cart hasn't. Until Edison. **Hook B:** This is how golfers see the course today. This is what happens when intelligence is added to the cart.		*Text:* *Boost Revenue AND Enhance customer experience.* *Jodh: Enhance your experience*	
For years, Edison has powered one of the most widely deployed GPS golf cart platforms in the industry—trusted by the most recognizable golf courses nationwide. We didn't just enter golf. We helped define it. By adding an intelligence layer to the cart, the screen becomes a connected golf experience—with 3D			

Edison Pitch Video

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course visualization, green contour heat maps, GPS-driven insights, and live sports during your round. This isn't a feature upgrade. It's a transformation. Edison is already live across tens of thousands of screens—generating over sixty million dollars in revenue and trusted by world-class operators. If you believe category leaders should keep leading—join us. Invest in Edison Interactive.			

Founder 1: Platform First

Edison Pitch Video

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Hook A: Outside our homes, we spend hours every day in front of screens—in hotels, on golf courses, across premium destinations. But those screens never got smart. **Hook B:** Out-of-home screens were built to display content. They weren't built to adapt.			
Edison Interactive changes that with an AI-powered entertainment platform that adapts, personalizes, and performs—turning static displays into dynamic experiences built for scale. Today, Edison is live across tens of thousands of screens in premier golf courses and hotels. What makes Edison powerful is that the same platform works anywhere these conditions exist. Screens outside the home. Premium environments. Long dwell time and engaged audiences. That's what allows Edison to extend far beyond where we started. If you believe the future of screens lives beyond the home, invest in Edison Interactive.			

Founder 2: Proof of Demand and Real Economics

Edison Pitch Video

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Hook A: The strongest digital platforms aren't built on hype. They're built on sustained profit. **Hook B:** A better out-of-home screen experience doesn't just feel better. It earns more.			
That's why Edison operates on a recurring software revenue model—powering the experience itself across premium environments. That recurring foundation creates predictable, long-term value as the platform scales. Because the experience performs better, premium brands naturally follow— adding incremental revenue without replacing the core business. Intelligence strengthens the economics. It doesn't distract them. This is how modern platforms compound value over time. If you believe the future of out-of-home screens is built on durable economics, join us. Invest in Edison Interactive.			

Edison Pitch Video

EDISON NOTES- Social Ads V2

Mixed Media Ad 5: Hospitality-First: Performance, Personalization, and Premium Demand * this is based on old problem solution add.**

This concept focuses on hotels and resorts, emphasizing performance, guest experience, and operator value. It shows how Edison modernizes the in-room screen, enables personalization, and creates natural demand from premium brands—without leading with advertising as the product.

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
Hook A: Hotels spend millions on in-room TVs that generate zero return and leave guests wanting more. What if there was a way to change that, using those screens to boost revenue and the customer experience? Now there is. **Hook B:** Every hotel room has a screen. Most cost a fortune to install. And they're painfully outdated. We have the solution for hotel owners—and an investment opportunity for you.	*We create a montage of nice hotel room TVs of different decor, then cut to a disappointing static screen.* *The screen turns off to black.* *We create a montage of nice hotel room TVs of different decor, then cut to a disappointed guest.* *We show a graphic depicting money loss, and then cut to a fuzzy old screen.* *Cut to Edison's new interface and a happy consumer.*	*Text:* *Boost Revenue AND the customer experience*	
At Edison Interactive, we transform in-room screens by providing an AI-powered entertainment platform that elevates the consumer experience. The platform learns how guests interact, optimizes performance in real time, and delivers a modern, personalized experience that finally feels premium. All while giving operators more control,	*See Nick on camera.* *Vegas skyline. Property logos. Golf course logos.*		

Edison Pitch Video

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better performance, and new revenue opportunities. That's why Edison is already live across tens of thousands of screens at iconic destinations nationwide. If you think hospitality deserves technology that performs—invest in Edison Interactive.	*Partner logos. Studio logos. Subtle motion graphics.*		

Mixed Media Ad 6: *Golf-First: Market Leadership and Next-Generation Innovation*

This video would lean heavily into golf as our strongest wedge. It highlights our leadership position in GPS golf carts, green grass credibility, and the next-generation experiences we're rolling out. 3D course visualization, green contour heat maps, and live sports in the cart. The goal here is to establish authority and show that Edison is redefining an industry we already lead.

Edison Pitch Video

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Hook A: Since the game's invention, Golf keeps evolving. But the technology inside the golf cart hasn't. Until Edison. **Hook B:** This is how golfers see the course today. This is what happens when intelligence is added to the cart.		*Text:* *Boost Revenue AND the customer experience.*	
For years, Edison has powered one of the most widely deployed GPS golf cart platforms in the industry—trusted by leading green-grass courses nationwide. We didn't just enter golf. We helped define it. By adding an intelligence layer to the cart, the screen becomes a connected golf experience—with 3D course visualization, green contour heat maps, GPS-driven insights, and live sports during your round. This isn't a feature upgrade. It's a transformation. Edison is already live across tens of thousands of screens—generating over			

Edison Pitch Video

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sixty million dollars in revenue and trusted by world-class operators. If you believe category leaders should keep leading—join us. Invest in Edison Interactive.			

On Screen Talent Ad 7: Platform First

This video positions Edison as a technology platform powering the next generation of out-of-home screens in premium physical environments. Golf and hospitality serve as proof points, while the broader opportunity and TAM are communicated by showing how the same platform naturally extends anywhere there are premium environments and long dwell times.

Edison Pitch Video

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Hook A: Outside our homes, we spend hours every day in front of screens—in hotels, on golf courses, across premium destinations. But those screens never got smart. **Hook B:** Out-of-home screens were built to display content. They weren't built to adapt.			
Edison Interactive changes that with an AI-powered entertainment platform that adapts, personalizes, and performs—turning static displays into dynamic experiences built for scale. Today, Edison is live across tens of thousands of screens in premier golf courses and hotels. What makes Edison powerful is that the same platform works anywhere these conditions exist. Screens outside the home. Premium environments. Long dwell time and engaged audiences. That's what allows Edison to extend far beyond where we started. If you believe the future of screens lives beyond the home, invest in Edison Interactive.			

Edison Pitch Video

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On Screen Talent Ad 8: Monetization-First: Proof of Demand and Real Economics

This is more validation-focused. It highlights that premium experiences attract premium brands, supported by our existing relationships with large advertising brands, along with $60M+ in lifetime revenue and 55,000 screens live. The intent here is to show that real dollars already flow through the platform, without framing Edison as an ad network.

Edison Pitch Video

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Hook A: The strongest digital platforms aren't built on hype. They're built on sustained profit. **Hook B:** A better out-of-house screen experience doesn't just feel better. It earns more.			
That's why Edison operates on a recurring software revenue model—powering the experience itself across premium environments. That recurring foundation creates predictable, long-term value as the platform scales. Because the experience performs better, premium brands naturally follow— adding incremental revenue without replacing the core business. Intelligence strengthens the economics. It doesn't distract them. This is how modern platforms compound value over time. If you believe the future of out-of-home screens is built on durable economics, join us. Invest in Edison Interactive.			

SOCIAL VIDEO ADS

1. GOLF FIRST: MARKET LEADERSHIP → NEXT GENERATION

Target Length: 30–45 seconds
Primary Goal: Drive investors by establishing *earned golf leadership* and *next-gen innovation*

Edison Pitch Video

HOOK (0–5s)

Audio (VO)
Golf hasn't stood still.
But the technology inside the golf cart has.

Video
Slow-motion shots of golfers teeing off.
Cut to a basic GPS cart screen.

On Screen Text
Golf is evolving.
The cart hasn't.

AUTHORITY & LEADERSHIP (5–12s)

Audio (VO)
For years, Edison has powered one of the most widely deployed GPS golf cart platforms in the industry—used across leading green grass golf courses nationwide.

We didn't just enter golf.
We helped define it.

Video
Golf carts moving across beautiful courses.
Subtle U.S. map animation showing scale.

On Screen Text
Market-Leading GPS Golf Platform
Live on Courses Nationwide

TRANSITION TO NEXT GENERATION (12–20s)

Audio (VO)
Now, we're building what comes next.

Video
Traditional GPS interface smoothly morphs into modern Edison visuals.

Edison Pitch Video

NEXT-GEN GOLF EXPERIENCE (20–35s)

Audio (VO)
With Edison, the golf cart becomes a connected media experience—delivering immersive 3D course visualization, green contour heat maps, GPS-driven intelligence, and live sports streaming during your round.

This isn't an upgrade.
It's a transformation.

Video
3D flyover of a golf hole.
Green contour heat maps appear.
Live NFL or PGA clip playing in-cart.

On Screen Text
3D Course Visualization
Green Contour Heat Maps
Live Sports in Cart

CREDIBILITY & SCALE (35–45s)

Audio (VO)
Edison is already live across tens of thousands of screens—and trusted by world-class operators and global brands.

And we're just getting started.

Video
Golf course visuals transition to Vegas skyline.
Subtle brand logos fade in.

On Screen Text
55,000 Screens Live
$60M+ Lifetime Revenue

CTA (45–50s)

Edison Pitch Video

Audio (VO)
If you believe golf deserves next-generation technology—

Join us.
Invest in Edison Interactive.

Video
Edison logo.
Clean CTA animation.

On Screen Text
Invest in Edison Interactive

2. PLATFORM FIRST: THE FUTURE OF OUT-OF-HOME SCREENS

Target Length: 30–40 seconds
Primary Goal: Define Edison as a scalable platform and communicate TAM implicitly
Audience: Cold to warm traffic

HOOK (0–5s)

Audio (VO)
Outside our homes, we spend hours every day in front of screens.

In hotels.
On golf courses.
Across premium destinations.

But those screens haven't kept pace with how people actually experience the world.

Video
Fast cuts of hotel rooms, golf carts, resorts, lounges.
Contrast with modern phone and smart TV interfaces.

On Screen Text
Out-of-Home Screens
Left Behind

Edison Pitch Video

PLATFORM DEFINITION (5–15s)

Audio (VO)
Edison is a technology platform powering the next generation of out-of-home screen experiences in premium physical environments.

Our AI-driven, cloud-based system transforms static displays into dynamic, intelligent experiences—bringing intelligence and adaptability to screens outside the home.

Video
Clean Edison UI animations.
Screens updating dynamically.
Subtle cloud-style motion graphics.

On Screen Text
AI-Driven Platform
Cloud-Based
Built for Scale

PROOF POINTS: WHERE WE STARTED (15–22s)

Audio (VO)
Today, Edison is live across tens of thousands of screens—starting with golf and hospitality—at iconic destinations like Caesars Palace and leading green grass golf courses nationwide.

Video
Vegas skyline.
Property logos.
Golf course visuals.

On Screen Text
55,000 Screens Live
Golf & Hospitality

TAM: WHY THIS GETS MUCH BIGGER (22–32s)

Audio (VO)
What makes Edison powerful is that the same platform works anywhere these conditions exist.

Edison Pitch Video

Screens outside the home.
 Premium environments.
 Long dwell time and engaged audiences.

That's what allows Edison to extend far beyond where we started.

Video
 Visual expansion from golf and hotels to silhouettes of stadiums, arenas, cruise ships, and large venues—no labels, just environments.

On Screen Text
 One Platform
 Many Premium Environments

CLOSE / CTA (32–40s)

Audio (VO)
 If you believe the future of screens lives beyond the home—

Join us.
 Invest in Edison Interactive.

Video
 Edison logo.
 Clean CTA animation.

On Screen Text
 The Future of Out-of-Home Screens
 Invest in Edison Interactive

3. HOSPITALITY FIRST: PERFORMANCE, PERSONALIZATION, AND PREMIUM DEMAND

Target Length: 30–45 seconds
 Primary Goal: Show Edison driving real outcomes in hospitality
 Audience: Cold to warm traffic (especially non-golf investors)

HOOK (0–5s)

Audio (VO)
 Hotels invest millions in the guest experience.

But the most visible screen in the room?
 It's often the most outdated.

Video

 Luxury hotel room reveal.

 Guest turns on TV → clunky, dated interface.

On Screen Text
 Premium Hotels
 Outdated In-Room Screens

AUTHORITY & PROBLEM FRAMING (5–12s)

Audio (VO)
 Today's guests expect personalization, performance, and simplicity—everywhere they travel.

But hotel screens haven't kept up.

Video
 Guests using modern phones and streaming apps.
 Cut back to basic hotel TV menus.

Edison Pitch Video

On Screen Text
 Guests Expect More

EDISON SOLUTION (12–22s)

Audio (VO)
 Edison transforms the in-room screen into a modern, intelligent experience—bringing live TV, data, streaming apps, and interactive content together in one seamless platform.

The result is faster performance, intuitive navigation, and a guest experience that finally feels modern and personalized based on their ineteractions.

Video
 Smooth Edison UI.
 Fast app switching.
 Clean navigation.

On Screen Text
 High Performance
 Modern Experience
 Seamless Interface

PERSONALIZATION + OPERATOR VALUE (22–32s)

Audio (VO)
 Behind the scenes, Edison enables personalization and operational control—while opening the door to new revenue opportunities for hotel operators.

It's a platform designed to work—for guests and for the business.

Video
 Subtle personalization moments.
 Operator dashboard visuals.
 Clean transitions.

Edison Pitch Video

On Screen Text
 Personalized Experience
 Operator Control
 New Revenue Opportunities

BRAND DEMAND + SCALE (32–42s)

Audio (VO)
 That's why Edison is trusted by world-class hospitality brands—and by global advertisers like Apple, Paramount, Porsche, and Rolex.

Already live across tens of thousands of screens at iconic destinations.

Video
 Luxury hotel properties.
 Brand logos fade in tastefully.

On Screen Text
 Trusted by Global Brands
 55,000 Screens Live

CTA (42–50s)

Audio (VO)
 If you believe hospitality deserves technology that performs—

Join us.
 Invest in Edison Interactive.

Video
 Edison logo.
 Clean CTA animation.

On Screen Text
 Invest in Edison Interactive

4. MONETIZATION FIRST: RECURRING REVENUE, BUILT TO SCALE

Target Length: 30–40 seconds
Primary Goal: Validate durability of the business model
Audience: Warm traffic, retargeting, post-click viewers

HOOK (0–4s)

Audio (VO)
The strongest platforms are built on recurring revenue.

Video
Elegant shots of premium hotel rooms and golf courses.
Guests naturally engaging with screens.

On Screen Text
Built for Recurring Revenue

THE FOUNDATION: DURABLE ECONOMICS (4–14s)

Audio (VO)
Edison operates on a recurring software revenue model—powering the experience itself across premium environments.

That recurring foundation creates predictable, long-term value as the platform scales.

Video
Clean motion graphic showing recurring revenue growing steadily over time.

On Screen Text
Recurring Software Revenue
Long-Term Value

THE MULTIPLIER: BRAND DEMAND (14–26s)

Edison Pitch Video

Audio (VO)
 On top of that foundation, Edison attracts premium brand demand from companies like Apple, Porsche, Rolex, and Paramount.

Brand advertising doesn't replace the core business—it strengthens it, expanding margins and reinforcing the long-term economics of the platform.

Video
 Tasteful brand logo reveals.
 High-end environments.
 No "ad-like" visuals.

On Screen Text
 Premium Brand Demand
 Stronger Unit Economics

SCALE ADVANTAGE (26–36s)

Audio (VO)
 Together, this model allows Edison to help operators offset—and in many cases subsidize—hardware and installation costs, removing friction and accelerating adoption at scale.

Video

 Simple flow animation: platform → brands → operators → scale.

On Screen Text
 Faster Adoption
 Built to Scale

CLOSE / CTA (36–45s)

Audio (VO)
 This is how modern platforms compound value over time.

If you believe the future of out-of-home screens is built on durable economics—

Join us.
 Invest in Edison Interactive.

Edison Pitch Video

Video
 Edison logo.
 Clean CTA animation.

On Screen Text
 Invest in Edison Interactive

5. HOW EDISON BUILDS PREMIUM AUDIENCES

Target Length: 35–50 seconds

Primary Goal: Explain the Edison flywheel

Audience: Warm traffic, retargeting, landing page viewers

OPEN (0–6s)

Audio (VO)

The most valuable audiences aren't bought.

They're built.

Video

Affluent golfers on course.

Hotel guests settling into rooms.

Screens coming to life.

On Screen Text

Audiences Are Built — Not Bought

CONTENT + PLATFORM (6–16s)

Audio (VO)

Edison starts with a robust content portfolio—live tv, premium entertainment, and studio content—embedded directly into our platform.

On top of that, we've built a next-generation experience layer powered by AI—improving performance, adaptability, and personalization across every screen.

Video

Live sports in golf carts.

Hotel streaming interfaces.

Subtle AI-style motion graphics.

On Screen Text

Premium Content

AI-Driven Experience

EXPERIENCE CREATES ENGAGEMENT (16–28s)

Audio (VO)

In golf, that means immersive 3D course visualization, green contour heat maps, and live sports in the cart—experiences that naturally pull golfers into the screen.

In hospitality, it means fast, intuitive, personalized in-room entertainment that guests actually use.

Video

3D golf flyovers.

Heat maps.

Guests interacting with hotel screens.

On Screen Text

Higher Engagement

Repeat Interaction

AUDIENCE + MONETIZATION LOOP (28–42s)

Edison Pitch Video

Audio (VO)

By clustering these upgraded experiences in golf and hospitality, Edison builds repeatable, high-quality audiences—like affluent golfers and premium hotel guests.

Those audiences create recurring revenue for operators and powerful demand from brands looking to connect in premium environments.

Video

Golf → brand moments.

Hotel → brand moments.

Elegant transitions.

On Screen Text

Premium Audiences

Recurring Revenue

CLOSE (42–50s)

Audio (VO)

This is how experiences become audiences.

And audiences become long-term value.

Video

Edison logo.

Soft CTA.

On Screen Text

Built to Compound Value

Mixed Media Video ad 1: Problem/solution

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
Hook A: Hotels spend millions on in-room TVs that generate zero return and leave guests wanting more. What if there was a way to change that, using those screens to boost revenue and the customer experience? Now there is. **Hook B:** Every hotel room has a screen. Most cost a fortune to install. And they're painfully outdated. We have the solution for hotel owners—and an investment opportunity for you.	*We create a montage of nice hotel room TVs of different decor, then cut to a disappointing static screen.* *The screen turns off to black.* *We create a montage of nice hotel room TVs of different decor, then cut to a disappointed guest.* *We show a graphic depicting money loss, and then cut to a fuzzy old screen.* *Cut to Edison's new interface and a happy consumer.*	*Text:* *Boost Revenue AND the customer experience*	
I'm Nick Stanitz-Harper, founder of Edison Interactive. We bring screens in hotel rooms, golf courses and beyond up to speed by providing the	*See Nick on camera.*		

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
AI-powered entertainment platform consumers expect—while generating recurring advertising revenue for operators. We're already live across 55,000 screens at Caesars Palace, Paris, Harrah's, and iconic golf courses nationwide—generating over $60 million in revenue. Our team led SpotX to a $1.2 billion exit. We know how to monetize screens at scale. With your investment, we'll deploy across hundreds of thousands more screens—turning cost centers into revenue engines everywhere. Invest in Edison today.	*Vegas skyline. Property logos. Golf course logos.* *Partner logos. Studio logos. Subtle motion graphics.*		

Mixed Media Video ad 2: Market size opportunity

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
Hook A: There are millions of screens across hotels and golf courses in America. They're costing owners millions—when they could be EARNING instead. And it's an opportunity you can get in on, too. **Hook B:** What do golf carts and hotel rooms have in common? Both have painfully outdated screens that represent millions of dollars in untapped potential. We're making that possible—and you can come along for the ride.	*Smooth transition from golf carts screens to hotel rooms tvs.* *Smooth transition from golf carts screens to hotel rooms tvs.*		
At Edison Interactive, we built an AI-powered platform that turns underutilized screens into a nationwide media network—delivering the personalized experiences guests actually want to engage with, while generating recurring revenue for operators. We're already generating $60M+ in revenue with 55,000 screens—but we have ambitions for hundreds of thousands more. With your investment, we'll scale this network and unlock $400M+ in annual revenue potential. Invest in Edison today.	*Showcase Edison's Platform.* *See positive guest interactions* *Vegas skyline. Property logos. Golf course logos.* *Partner logos. Studio logos. Subtle motion graphics.*		

Edison Pitch Video

On Screen Talent Video ad 3: First mover advantage

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
Hook A: In hospitality and golf, everyone focuses on the infrastructure. But when it comes to the screens all over carts, courses and hotel rooms, no one is innovating. Until NOW. **Hook B:** On our phones, laptops and smart TVs, we get modern and highly monetizable content, tailored just for us. But the screens across the hospitality industry have yet to catch up. Until we came along.			
We're Edison Interactive, and while others focused on legacy cable systems, we built one of the first IPTV infrastructure in hospitality with programmatic advertising at its core—powered by the team that sold SpotX for $1.2 billion. And with 55,000 screens at iconic properties like Caesars Palace and America's top golf courses, we're already miles ahead of anyone who might try to catch up. With your investment, we'll work to extend that lead. Invest in Edison today.	*Show cables behind TV screen* Show Edison Platform *Vegas skyline. Property logos. Golf course logos. Partner logos. Studio logos. Subtle motion graphics.*	Text: No more Cable	

Edison Pitch Video

On Screen Talent Video ad 4: Modern dilemma

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
Hook A: You're staying at a 5-star resort, but the TV feels like a 2005 relic. **Hook B:** Hotels spend millions on their TV systems. But you wouldn't know it from the outdated menus and 4-second-long channel changes.	*See some looking relaxing in room on bed. Cut to old TV* *See aerials of nice hotels, Cut to someone points clicker at TV frustrated, seeing slow channel changes.* *TV turns off.*		
Hard to believe, but at Edison Interactive, we're on the cutting edge of modernizing this experience—with an AI-powered platform that learns what each guest enjoys and delivers it instantly. All while allowing screen owners to earn revenue from the content. We're already live—generating $60M+ in revenue in iconic hotel properties and top golf courses across the country. And thanks to partnerships with Verizon and every major entertainment studio, our content is on FIRE.	*Nick talking* *Show guests interacting with the Edison platform in their room.* *Show chart of projected revenue.* *Show brands over Vegas skyline* *Show Golf Course on map of USA.*		

Edison Pitch Video

Audio	Video	On Screen Graphics / Text	Timecode
With your investment, we'll bring this experience to hundreds of thousands more screens. Invest in Edison today.	*Show Edison Platform but put entertainment logos onscreen as if on the app.* *Show happy customer using app, cut to aerial of Vegas/ Big city*		

Explainer questions answers

Founder-led story explaining Edison's origin, proof, and path to scale.

Nick can you tell me your name, role at Edison and that you want to talk a little bit about your career in entrepreneurship?

Nick, before Edison — what kind of entrepreneur were you?

"I've spent my career building connected media and advertising businesses. I started my first company in my mid twenties, working with major newspaper and magazine publishers on digital content and distribution, and grew that business to over $6M in annual revenue.

Since then, I've consistently focused on building businesses where technology, content, and monetization intersect."

What pattern did you start to notice across those businesses?

"Screens were everywhere, but the experiences were bad, and the economics were broken. Whether it was taxis, hotel TVs, golf courses, or venue displays, operators were investing real capital in screens that didn't create engagement and didn't generate meaningful revenue.

I kept seeing the same gap over and over again - premium locations, captive, high-end audiences, and no real engagement strategy or media engine behind them."

How did that lead directly to Edison?

"Edison wasn't an accident; it was a natural evolution of everything I learned in content, distribution, advertising, and monetization.

We took those learnings and applied them to real-world screens. Sticky Media became Edison Interactive, and we built a platform designed not just to display content, but to turn attention and engagement into a scalable, contracted, recurring revenue business."

What makes you personally the right person to lead Edison at this stage?

"I've already lived through multiple cycles of building, scaling, and adapting media businesses. Edison today isn't a concept — it's a proven platform with real revenue, real partners, and real deployments. This next phase is about execution and scale, and that's exactly where my background is strongest."

Why did you deliberately wait to open Edison to investors?

"We waited until the technology worked, the model was proven, and the market validated us.

Today, we're live on more than 55,000 screens and have generated over $60M in lifetime revenue. Investors aren't funding an experiment. They're helping scale something that already works."

What problem does Edison solve that most people don't even realize exists?

"Out-of-home screens are incredibly expensive, slow, clunky, and outdated. Whether it's a hotel TV or a GPS screen in a golf cart, operators spend millions installing screens, but don't earn anything meaningful back.

Guests get a poor experience, and operators are stuck with a cost center."

Why hasn't this been fixed before?

"For the most part, businesses haven't updated their screen experiences because the upfront costs are massive, and most companies in this space don't understand advertising or monetization. Without a media engine behind the screens, there's no way to turn them into profit centers — so nothing changes."

So what does Edison do differently?

"We upgrade screen experiences with a fast, cloud-based, AI-powered platform.

On top of that platform, we deploy a robust portfolio of premium content and experiences that people actually want to engage with.

For guests, the experience feels modern and personalized. For operators, those same screens shift from cost centers into profit centers, while Edison generates contracted recurring revenue through platform and content fees, and additional upside through advertising and media.

That could mean turning a hotel TV into a personalized entertainment hub, or turning a golf cart screen into an interactive experience golfers actually want to use.

What's the simplest way to understand Edison?

"Think of it like bringing the personalization of Netflix or Roku to screens outside of the home — and turning that engagement into contracted recurring revenue."

Why is now the moment to scale Edison?

"We've spent nine years building and validating the platform. The technology is deployed, the partners are in place, and demand is there. The only thing limiting growth now is capital to fund installations and expand distribution.

What does additional capital unlock?

"Additional capital lets us subsidize installations, which removes the biggest barrier for operators, lock in multi-year contracts, and rapidly expand our advertising inventory. More screens create more engagement, more data, and more revenue.

What does success look like for Edison in ten years?

"We believe Edison can become the largest out-of-home media network in the world — powering millions of screens out of the home globally, all connected through one intelligent, AI-powered platform."

Why should everyday investors believe Edison can get there?

"Because the screens are already there, the technology already works, and the revenue model is proven. This is about scaling infrastructure that's unavoidable and turning it into long-term value."

Additional questions:

Is there anything else you want us to know about you and Edison?

"I've spent nearly a decade building Edison with a long-term mindset.

This isn't about chasing short-term trends. It's about building foundational infrastructure for out-of-home screens and doing it the right way.

We care deeply about product quality, partner success, and building something that can scale globally and endure for decades."

How did you get into the golf and screen space? What drew you there?

"My entry into golf came from the same place everything else did, following screens that had captive audiences but broken experiences.

Golf carts already had screens. Hotels already had TVs. The hardware existed, but the software, content, and monetization layer was missing.

Golf stood out because you have a high-income, highly engaged audience spending several hours per round with a screen directly in front of them. It was a perfect environment to apply our platform, prove engagement, and prove the monetization engine."

How does Edison generate revenue? What is their cut?

"Edison is a contracted, recurring revenue platform business.

Each deployment comes with a 3-5 year agreement where operators pay us ongoing platform and content fees to power the experience on their screens.

What makes the model unique is that we also monetize the audiences in front of those screens through advertising and media. That advertising revenue is used to help pay back installation subsidies, and over time becomes shared upside between Edison and the operator.

So Edison gets predictable recurring revenue, operators get a better experience, and the screens ultimately turn into long-term profit centers instead of cost centers."

"Why is the golf course one of the most valuable places in the world to reach the top one percent of consumers — and why is Edison uniquely positioned to do that?"

"Golf delivers something almost no other environment can: hours of uninterrupted time with a high-income, high net worth audience in a premium setting they've deliberately chosen.

Golfers are on the course for four to five hours. They're relaxed, they're engaged, and they're constantly interacting with the screen in front of them.

What makes Edison different is that we're embedded directly into the golf cart experience. We're not a banner ad. We're not a popup. We're part of how golfers navigate the course, understand yardage, visualize shots in 3D, and even watch live sports during their round.

Because our screens are useful and interactive, golfers naturally engage with them over and over again throughout the round.

That combination of time, utility, and premium audience is incredibly rare.

On top of that, Edison already operates one of the most widely deployed golf cart screen platforms in the world, which gives us a massive head start in scaling this environment for brands.

So for advertisers, golf through Edison isn't just reach. It's sustained attention from one of the most valuable audiences on the planet."